                                                                  RULE 424(b)(3)
                                                               FILE NO. 33-54243

                            AMERICA WEST AIRLINES

                    1,200,000 SHARES CLASS A COMMON STOCK
                    18,698,704 SHARES CLASS B COMMON STOCK
                   5,850,016 CLASS B COMMON STOCK WARRANTS
                            ------------------------

     This Prospectus relates to (i) 1,200,000 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of America West Airlines, Inc. ("America West" or the "Company"), (ii) 18,698,704 shares of Class B Common Stock, par value $.01 per share, of the Company ("Class B Common Stock", and together with the Class A Common Stock, the "Common Stock"), and (iii) 5,850,016 warrants, each entitling the holder thereof to purchase one share of Class B Common Stock for $12.74 at any time prior to August 25, 1999 and such shares of Class B Common Stock (the "Warrants," and together with the Common Stock, the "Securities"). The Securities may be offered by the Selling Securityholders (as defined herein) from time to time in transactions in the over-the-counter market, on a national securities exchange or otherwise at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such market prices or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Securities to or through underwriters, brokers, dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of the Securities for whom such underwriters, brokers, dealers or agents may act. The Company will not receive any of the proceeds from the sale of any of the Securities by the Selling Securityholders.

     Holders of Class B Common Stock are entitled to one vote per share, and holders of Class A Common Stock are entitled to 50 votes per share on all matters submitted to a vote of common stockholders, except that voting rights of holders who are not United States citizens are limited as described herein. The Class B Common Stock and the Warrants are listed on The New York Stock Exchange. The Company does not intend to file an application to have the Class A Common Stock listed on a national exchange and does not expect an active trading market to develop for the Class A Common Stock.

     The Selling Securityholders and any underwriters, brokers, dealers or agents participating in the distribution of the Securities may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 as amended (the "Securities Act"), and any profit on the sale of the Securities by the Selling Securityholders and any commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting commissions or discounts under the Securities Act. Pursuant to the terms of the Registration Rights Agreements (as hereinafter defined) the Company has agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act.

     Underwriters, brokers, dealers or agents effecting transactions in the Securities should confirm the registration thereof under the securities laws of the state in which such transactions will occur, or the existence of any exemption from registration.

     SEE "RISK FACTORS" ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE SECURITIES OFFERED HEREBY.
                            ------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
   THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
     COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
      PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                   OFFENSE.

                            ------------------------
                The date of this Prospectus is November 13, 1995

                             AVAILABLE INFORMATION

     America West Airlines, Inc. ("America West" or the "Company") is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports and other information concerning America West can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549; The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Class B Common Stock and the Warrants are listed on the New York Stock Exchange and the Company's registration statements, reports, proxy and information statements and other information may also be inspected at the offices of the New York Stock Exchange (the "NYSE"), 20 Broad Street, New York, New York 10005.

     America West has filed with the Commission Registration Statement No. 33-54243 under the Securities Act with respect to the Securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to America West and the Securities offered hereby, reference is made to the Registration Statement, including the exhibits and schedules thereto. The Registration Statement can be inspected at the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

     The Company is a Delaware corporation. Its executive offices are located at 4000 East Sky Harbor Boulevard, Phoenix, Arizona 85034, and its telephone number is (602) 693-0800.

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by the detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus.

                                  THE COMPANY

     America West Airlines, Inc. is the ninth largest commercial airline carrier in the United States, operating through its principal hubs located in Phoenix, Arizona and Las Vegas, Nevada and a mini-hub located in Columbus, Ohio. The Company believes it is the lowest cost full service carrier in the United States and, during the first six months of 1995, generated the highest operating margin among the major domestic airlines. At September 30, 1995, the Company served 48 destinations, including three destinations in Mexico and one in Canada, with a fleet of 91 aircraft. The Company offers service to an additional 24 destinations through an alliance agreement with Continental Airlines, Inc. ("Continental") and 18 commuter service and regional destinations through an alliance agreement with Mesa Air Group, Inc. ("Mesa").

     America West is the leading airline serving Phoenix with approximately 38% of all enplanements in 1994 and is second in Las Vegas with approximately 26% of all enplanements in 1994. The Phoenix and Las Vegas airports are among the world's largest 25 in passenger traffic, and these cities are among the fastest growing in the nation. The Company believes these hubs are well positioned for continued growth due to their geographically favorable locations with strategic access to key Southwestern and West Coast markets, relatively low operating costs, year-round fair weather and modern, uncongested facilities. Substantially all of the Company's passenger traffic is channeled into or through its hubs, which serve as gateways for the Company's route network. Through its hub and spoke system, the Company serves more markets with greater frequency than would be possible with the same number of aircraft in a point-to-point route system.

     America West operates with one of the lowest cost structures among the major U.S. airlines, based on reported 1994 results. The Company's operating cost per available seat mile ("ASM") for the first nine months of 1995 was 7.05 cents. Management believes that the Company's low cost structure is a significant competitive advantage relative to other full service carriers and also enables the Company to compete effectively against low cost carriers in its short-haul local markets. As a full service airline, the Company believes it distinguishes itself from other low cost carriers by offering passenger services that include assigned seating, participation in computerized reservation systems, interline ticketing, first class cabins, baggage transfer and various other services.

     The Company completed its reorganization under Chapter 11 of the U.S. Bankruptcy Code in August 1994, after having filed for protection in June 1991. Following a restructuring implemented during its bankruptcy proceedings, the Company has achieved 11 consecutive quarters of profitability, beginning with the first quarter of 1993. The Company's bankruptcy filing was the result of a combination of adverse industry factors and the Company's rapid expansion beyond its core base of operations. From 1990 to 1992, the airline industry experienced significant operating losses attributable in large part to high fuel prices, depressed traffic levels and intense fare competition brought about by the Persian Gulf conflict, a fear of terrorism in the United States and the deepening national recession. America West was acutely affected by these conditions, which occurred at a time when the Company's indebtedness had increased significantly to finance expansion. While in bankruptcy, the Company, under new leadership, developed and implemented a restructuring plan focusing on the Company's competitive strengths, which included its hub positions in Phoenix and Las Vegas and its low cost structure. The Company reduced its fleet from five aircraft types to three, eliminated routes that did not adequately support strategic objectives and implemented cost reduction programs. Due in part to these measures and improved economic and industry conditions, total operating revenues grew by 8.9% during the period from 1992 through 1994, while total operating expenses declined by 7.8%.

                                    STRATEGY

     America West's strategy seeks to achieve additional revenue growth and profitability by capitalizing on the Company's key competitive strengths while maximizing financial flexibility. This strategy focuses on (i) strengthening the Company's position in its existing hubs through strategic expansion, (ii) maintaining its position as a leading low cost full service carrier, (iii) operating a modern and efficient fleet, and (iv) continuing to develop its passenger base through key alliances. Principal elements of the Company's strategy are as follows:

     Strengthen Position in Existing Hubs through Strategic Expansion. America West's growth plan is designed to capitalize on its strong positions in its Phoenix and Las Vegas hubs. In connection with the Company's restructuring, the Company's operations in Phoenix contracted somewhat during a period when airlines generally were expanding their strategic hub operations. In September 1995, the Company announced a two-year plan to expand its principal hub operations and increase connecting traffic and service to longer-haul nonstop markets. The expansion plan provides for an increase in available seat miles of 29% and total departures of 17% and the addition of at least eight new cities to the Company's route network.

     As the Company adds aircraft required to support the expansion of the Phoenix hub, the Company intends to continue to optimize asset utilization through the expansion of its night flight service to Las Vegas. By utilizing aircraft for this service that would otherwise be idle overnight, the Company is able to compete in a low cost market segment without diminishing asset availability for use in its Phoenix operations. The Company believes that its existing service at its Columbus mini-hub is adequate based on current demand.

     Maintain its Position as a Leading Low Cost Full Service Airline. America West is committed to maintaining its low cost structure, which the Company has achieved primarily through its favorable labor costs per ASM and asset utilization enhancements. The Company has focused on increasing productivity at all levels. For the twelve months ended September 30, 1995, the Company's workforce decreased by 8.3% despite an increase in ASMs of 7.9%. In May 1995, a five-year collective bargaining agreement with the Company's pilots became effective. The terms of this contract are consistent with the Company's goal of maintaining a low cost structure. Aircraft utilization has been enhanced through a restructuring of the Company's route network including expansion of its Las Vegas night flight program. The Company's fleet configuration, consisting of three aircraft types, permits the Company to minimize spare parts inventories and simplify maintenance and training operations.

     Operate a Modern and Efficient Fleet. The Company enjoys operational efficiencies due to its modern, fuel efficient fleet. As of September 30, 1995, the Company's fleet consisted of 59 Boeing 737s, 18 Airbus A320s and 14 Boeing 757s, with an average age of approximately 9.6 years. Most of the Company's existing aircraft are held under leases, including leases on 11 aircraft expiring prior to December 1998. As a result, in the event general economic conditions change adversely, the Company may reduce its fleet size by not renewing expiring aircraft leases. Management currently intends to lease or purchase the additional aircraft necessary to support the Company's expansion plan.

     Continue to Develop Passenger Base through Alliances. The Company plans to continue to capitalize on its alliance agreement with Continental to further expand the Company's passenger base while achieving cost savings through the reduction of redundant labor and facilities. This agreement provides for codesharing arrangements, coordination of flight schedules, linking of frequent flyer programs, sharing of ticket counter space, coordination of ground handling operations and joint purchasing and marketing efforts. Through codesharing, each airline is able to offer additional destinations to its customers without materially increasing operating and capital expenses. Management believes that its codesharing activities result in increased demand for travel on America West and intends to pursue additional alliances as opportunities warrant.

                       SUMMARY DESCRIPTION OF SECURITIES

     The principal terms of the Common Stock and Warrants are summarized below. For a more complete description, see "Description of Capital Stock" and "Description of Warrants," respectively. The Selling Securityholders will receive all of the net proceeds from the sale of the Securities offered hereby, and the Company will not receive any proceeds from the Offering.

Common Stock:

Securities Registered............     1,200,000 shares of Class A Common Stock
                                     18,698,704 shares of Class B Common Stock

Common Stock Outstanding.........     1,200,000 shares of Class A Common Stock
                                     43,967,378 shares of Class B Common
                                     Stock(1)
          Total..................    45,167,378 shares of Common Stock

Voting Rights....................    Class A Common Stock and Class B Common
                                     Stock have identical economic rights and privileges and rank equally, share ratably, and are identical in all respects as to all matters other than voting rights. The Class
                                     A Common Stock votes together with the
                                     Class B Common Stock on all matters except as otherwise required by law. Each share of Class B Common Stock has one vote; each share of Class A Common Stock has 50 votes.

Listing..........................    The Class B Common Stock is listed on The
                                     New York Stock Exchange. The Company does not intend to apply for listing of the Class A Common Stock on any securities exchange or authorization quotation on the NASDAQ System. The Company does not expect that an active trading market for the Class
                                     A Common Stock will develop.

Class B Common Stock Trading
Symbol...........................    "AWA"
---------------
(1) Excluding 12,594,571 shares of Class B Common Stock reserved for issuance upon exercise of outstanding Warrants and options as of September 30, 1995.

Warrants:

Securities Registered............    5,850,016 Warrants, each entitling the
                                     holder to purchase one share of Class B
                                     Common Stock at a price (the "Exercise
                                     Price") of $12.74 per share and such shares of Class B Common Stock.

Warrants Outstanding.............    10,383,571 Warrants

Expiration.......................    The Warrants are exercisable by the holders
                                     at any time prior to August 25, 1999.

Redemption.......................    The Warrants are not redeemable.

Anti-Dilution....................    The number of shares of Class B Common
                                     Stock purchasable upon exercise of each
                                     Warrant will be adjusted upon, among other things, (i) issuance of a dividend in or other distribution of Common Stock to holders of Common Stock; (ii) a combination, subdivision or reclassification of the Class B Common
                                     Stock; and (iii) rights issuances.

Voting Rights....................    Warrant holders have no voting rights.

Listing..........................    The Warrants are listed on the New York
                                     Stock Exchange.

Warrants Trading Symbol..........    "AWAws"

                             SUMMARY FINANCIAL DATA

     The following table summarizes certain financial and operating data with respect to the Company contained elsewhere in this Prospectus and should be read in conjunction therewith. Statement of operations data subsequent to August 25, 1994 and balance sheet data as of December 31, 1994 and September 30, 1995 reflect the adoption by the Company of fresh start reporting upon consummation of the Company's reorganization and are not prepared on a basis of accounting consistent with prior data. References to "Predecessor Company" refer to the Company's operations prior to its emergence from bankruptcy. See the financial statements and related notes thereto and "Management's Discussion and Analysis of Results of Operations and Financial Condition."

                                                                                       |         PREDECESSOR COMPANY
                                                                                       | ------------------------------------
                                                       REORGANIZED COMPANY             |   PERIOD
                                           ------------------------------------------- |    FROM
                                            NINE MONTHS    PERIOD FROM    PERIOD FROM  | JANUARY 1     YEARS ENDED DECEMBER
                                               ENDED      AUGUST 26 TO    AUGUST 26 TO |     TO                 31,
                                           SEPTEMBER 30,  SEPTEMBER 30,   DECEMBER 31, | AUGUST 25,   -----------------------
                                               1995           1994            1994     |    1994         1993         1992
                                           -------------  -------------   ------------ | ----------   ----------   ----------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)
                                                                                       |
STATEMENTS OF OPERATIONS DATA:                                                         |
Operating revenues........................  $ 1,154,333    $   127,315     $  469,766  | $ 939,028    $1,325,364   $1,294,140
Operating income (loss)...................      132,012          8,336         38,871  |   107,506       121,054      (74,812)
Income (loss) before income taxes and                                                  |
  extraordinary items.....................       95,278          3,043         19,736  |  (201,209)       37,924     (131,761)
Income (loss) before extraordinary                                                     |
  items...................................       48,782          1,218          7,846  |  (203,268)       37,165     (131,761)
Extraordinary items(a)....................         (984)            --             --  |   257,660            --           --
Net income (loss).........................       47,798          1,218          7,846  |    54,392        37,165     (131,761)
Earnings (loss) per share(b):                                                          |
  Primary.................................         1.04            .03            .17  |      1.99          1.50        (5.58)
  Fully diluted...........................         1.03            .03            .17  |      1.41          1.04        (5.58)
BALANCE SHEET DATA (AT END OF PERIOD):                                                 |
Working capital deficiency................  $   (77,306)   $   (50,646)    $  (47,927) | $(163,572)   $ (124,375)  $ (201,567)
Total assets..............................    1,642,831      1,619,175      1,545,092  | 1,053,780     1,016,743    1,036,441
Long-term debt, less current                                                           |
  maturities(c)...........................      376,655        492,056        465,598  |   597,839       620,992      647,015
Total stockholders' equity (deficiency)...      643,488        588,718        595,446  |  (286,395 )    (254,262)    (294,613)
OPERATING DATA:                                                                        |
Available seat miles (in millions)........       14,503          1,803          6,424  |    11,636        17,190       19,271
Revenue passenger miles (in millions).....       10,035          1,100          3,972  |     8,261        11,221       11,781
Passenger load factor (%).................         69.2           61.0           61.8  |      71.0          65.3         61.1
Yield per revenue passenger mile                                                       |
  (cents).................................        10.79          10.79          11.02  |     10.68         11.11        10.31
Passenger revenue per available seat mile                                              |
  (cents).................................         7.47           6.58           6.81  |      7.58          7.25         6.30
Operating cost per available seat mile                                                 |
  (cents).................................         7.05           6.60           6.71  |      7.15          7.01         7.10
Full time equivalent employees (at end of                                              |
  period).................................        9,786         10,675         10,715  |    10,849        10,544       10,233

---------------
(a) Includes extraordinary item of $257.7 million in 1994 resulting from the discharge of indebtedness pursuant to the consummation of the Company's plan of reorganization.

(b) Historical per share data for the Predecessor Company is not meaningful since the Company has been recapitalized and has adopted fresh start reporting as of August 25, 1994.

(c) Includes certain balances reported as "Estimated Liabilities Subject to Chapter 11 Proceedings" for the Predecessor Company.

                                  RISK FACTORS

COMPETITIVE INDUSTRY CONDITIONS

     The airline industry is highly competitive and industry earnings are volatile. From 1990 to 1992, the airline industry experienced unprecedented losses due to high fuel costs, general economic conditions, intense price competition and other factors. Airlines compete on the basis of pricing, scheduling (frequency and flight times), on-time performance, frequent flyer programs and other services. The airline industry is susceptible to price discounting, which involves the offering of discount or promotional fares to passengers. Any such fares offered by one airline are normally matched by competing airlines, which may result in lower industry yields without a corresponding increase in traffic levels.

     Most of the Company's markets are highly competitive and are served by larger carriers with substantially greater financial resources than the Company. Also, in recent years several new carriers have entered the industry, typically with low cost structures. In some cases, new entrants have initiated or triggered further price discounting. The entry of additional new carriers on many of the Company's routes, as well as increased competition from or the introduction of new services by established carriers, could negatively impact America West's results of operations.

LEVERAGE; FUTURE CAPITAL REQUIREMENTS

     At September 30, 1995, the Company had $442.3 million of long-term indebtedness (including current maturities). America West does not have available lines of credit or significant unencumbered assets. The Company may be less able than certain of its competitors to withstand adverse industry conditions or a prolonged economic recession. In addition, as described in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources," at September 30, 1995, the Company had on order a total of 24 Airbus A320-200 aircraft for delivery beginning in 1998, with an aggregate net cost estimated at $1.1 billion. The Company has arranged for financing for up to one-half of the commitment relating to such aircraft and will require substantial capital from external sources to meet its remaining financial commitment. There can be no assurance that the Company will be able to obtain such capital in sufficient amounts or on favorable terms. In addition, pursuant to the Company's growth plan, the Company expects to expand its fleet, increase frequencies to existing cities and add destinations to its route system. See "Business -- Operations." This expansion will require the lease of additional aircraft. There can be no assurance that the Company will be able to negotiate such leasing arrangements in sufficient amounts or on favorable terms.

RECENT REORGANIZATION

     The Company experienced significant operating losses in each year of the three-year period ended December 31, 1992. During this period, notwithstanding a series of actions taken by the Company to improve its cash position and reduce costs, the Company faced a severe liquidity crisis and filed for protection under Chapter 11 of the U.S. Bankruptcy Code in June 1991. In connection with its reorganization in bankruptcy and related operational restructuring (the "Reorganization"), the Company took significant steps to improve its operations, leading to profitability during 1993 and subsequent periods. The Company's long-term viability, however, will depend upon its ability to sustain profitable results of operations. There can be no assurance that such results can be sustained. In connection with the Reorganization, the Company adopted fresh start reporting. Certain fresh start adjustments have had a significant effect on the Company's statements of operations subsequent to the Reorganization, which statements are not prepared on a basis consistent with the prior periods.

     In October 1995, approximately 2,400,000 of the shares of Class B Common Stock held in an escrow account established pursuant to the Company's bankruptcy reorganization were distributed by the escrow agent. Approximately 724,000 shares of Class B Common Stock remain with the escrow agent pending final resolution of claims. All other securities issued pursuant to the bankruptcy have been distributed. Distribution of the shares of Class B Common Stock could adversely affect the market price of the Class B Common Stock or the Warrants, or both.

INCREASES IN FUEL PRICES

     Fuel costs constituted approximately 13% of America West's total operating expenses during 1994. A one cent per gallon change in fuel price would affect the Company's annual operating results by approximately $3 million at 1995 consumption levels. Accordingly, either a substantial increase in fuel prices or the lack of adequate fuel supplies in the future would likely have a material adverse effect on the operating results of the Company. Fuel price increases or supply shortages can occur at any time as a result of, among other things, geopolitical developments. The Company purchases fuel on standard trade terms under master agreements. The Company does not currently hedge its fuel costs but may elect to do so in the future.

     In August 1993, the United States government increased taxes on fuel, including aircraft fuel, by 4.3 cents per gallon. Initially, airlines were exempt from this tax increase; however, the Company became liable for such tax commencing October 1, 1995. A bill to extend the airline exemption for two years has recently been passed by the Ways and Means Committee of the House of Representatives. There can be no assurance that such a bill will be enacted by Congress. The tax as currently in effect will increase the Company's annual operating expenses by approximately $13 million based upon its 1994 fuel consumption levels. There can be no assurance that additional taxes on fuel will not be imposed in the future or that such taxes will not materially affect the Company's results of operations.

LABOR NEGOTIATIONS

     The Company historically operated without collective bargaining agreements covering any of its employees. In October 1993, however, the Air Lines Pilots Association ("ALPA") was certified by the National Mediation Board as the bargaining representative of the Company's pilots. In May 1995, a five-year collective bargaining agreement with the Company's pilots became effective. See "Business -- Labor Relations." In June 1994, the National Mediation Board accepted the Association of Flight Attendants' ("AFA") petition to represent the Company's flight attendants. In September 1994, the Company's flight attendants voted in favor of AFA representation and contract negotiations are ongoing. There have been numerous attempts by unions (including the Transportation Workers Union and the International Brotherhood of Teamsters) to organize the employees of the Company, and the Company expects such organization efforts to continue in the future. The Company cannot predict the terms of any future collective bargaining agreement and therefore the effect, if any, on the Company's operations or financial condition.

GOVERNMENT REGULATION

     The Company is subject to the Federal Aviation Act of 1958, as amended, under which the Department of Transportation (the "DOT") and the Federal Aviation Administration (the "FAA") exercise regulatory authority. This regulatory authority includes (i) the determination and periodic review of the fitness (including financial fitness) of air carriers; (ii) the certification and regulation of the flight equipment; (iii) the approval of personnel who may engage in flight, maintenance and operations activities; and (iv) the approval of flight training activities and the enforcement of minimum air safety standards set forth in FAA regulations. In accordance with the Airline Deregulation Act of 1978, domestic airline fares and routes are no longer subject to significant regulation. The DOT maintains authority over international aviation, subject to review by the President of the United States, and has jurisdiction over consumer protection policies, computer reservation system issues and unfair trade practices.

     In the last several years, the FAA has issued a number of maintenance directives and other regulations relating to, among other things, retirement of older aircraft, collision avoidance systems, airborne windshear avoidance systems, noise abatement and increased inspections and maintenance procedures to be conducted on older aircraft. As of September 1, 1995, the Company's fleet consisted of 91 aircraft of which 22 aircraft meet the FAA's Stage II (but not Stage III) noise reduction requirements and must be retired or significantly modified prior to the year 2000. These modifications may require additional capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Management is currently considering its options regarding such aircraft. Additional laws and regulations have been proposed from time to time which could significantly increase the cost of airline operations by imposing additional requirements or restrictions on operations. Laws and regulations have been considered from time to time that would prohibit or restrict the ownership and transfer of airline routes or slots.

CONCENTRATION OF VOTING POWER; INFLUENCE OF CERTAIN PRINCIPAL STOCKHOLDERS

     At September 30, 1995, TPG Partners, L.P. ("TPG"), Continental and Mesa owned 12,221,151 of the shares of Class B Common Stock (on a fully diluted basis) and 100% of the Company's Class A Common Stock, and thereby control approximately 68.4% of the voting power of America West. As a result, TPG, Continental and Mesa, whose shares are subject to the terms of a Stockholders' Agreement (defined herein), are able to elect a majority of their designees to the Board of Directors and otherwise to control the Company by, among other things, taking or approving actions to (i) amend the America West charter or effect a merger, sale of assets or other major corporate transaction; (ii) defeat any takeover attempt; (iii) determine the amount of dividends, if any, paid to themselves and the other holders of Common Stock; and (iv) otherwise control the outcome of virtually all matters submitted for a vote of the stockholders of the Company, subject to certain restrictions. Mesa and Continental are engaged in the airline industry and are parties to alliance agreements with the Company. The general partner of TPG is a limited partnership whose general partner is TPG Advisors, Inc., a Delaware corporation. The executive officers and directors of TPG Advisors, Inc. are David Bonderman, James G. Coulter, William Price, James O'Brien, Richard P. Schifter and Richard Ekleberry. Mr. Bonderman, Mr. Coulter and Mr. Price, through their positions in Air Partners, L.P., a partnership formed to participate in the funding of the reorganization of Continental and a significant shareholder of Continental, may be deemed to own beneficially a significant percentage of the equity securities of Continental. Mr. Bonderman is also a director and chairman of the board of directors of Continental and Mr. Price is a director of Continental. Mr. Larry
L. Risley, a director of the Company, is the chairman and chief executive officer of Mesa. See "Principal Stockholders." As a result, there can be no assurance that the interests of Continental, Mesa or TPG will not differ from the interests of the Company or that either party will not seek to influence the Company in a manner that serves their interests.

     Pursuant to the terms of the Stockholders' Agreement, AmWest Partners, L.P. ("AmWest"), a limited partnership which included TPG, Continental and Mesa, agreed to certain limitations on its ability to control the Company, including, that for a three-year period beginning on August 25, 1994 (the "Effective Date"), the Company shall have a 15-member Board of Directors, six members of which may be designated by parties other than AmWest or its partners (including three Creditors' Committee Directors, one Equity Committee Director, one Independent Company Director and one GPA Director, as such terms are defined in the Stockholders' Agreement). In addition, the Stockholders' Agreement provides that until the annual meeting after the third anniversary of the Effective Date, approval of transactions in which AmWest or its affiliates may participate will require the affirmative vote of the holders of a majority of the voting power of the outstanding shares of each class of common stock of the Company entitled to vote, voting as a single class and excluding any shares owned by AmWest or any of its affiliates. Transactions to which such restriction applies include any merger or consolidation of the Company with or into AmWest or its affiliates, any sale or other disposition of all or a substantial part of the assets of the Company to AmWest or its affiliates and certain other transactions in which AmWest or its affiliates would acquire an increased ownership of equity securities in the Company. The Company does not believe these restrictions will have any adverse effects on the stockholders of the Company. Upon the dissolution of AmWest on the Effective Date, the provisions of the Stockholders' Agreement with respect to AmWest became binding upon TPG, Continental and Mesa. See "Principal Stockholders -- Stockholders' Agreements."

LIMITATION ON VOTING BY FOREIGN OWNERS

     The Company's Restated Certificate of Incorporation provides that no more than 25% of the voting interest of the Company may be beneficially owned or controlled by persons who are not U.S. citizens and that the voting rights of such persons are subject to automatic suspension to the extent required to ensure that the Company is in compliance with applicable laws relating to ownership or control of a U.S. carrier. United States law currently requires that no more than 25% of the voting stock of the Company (or any other domestic airline) may be owned directly or indirectly by persons who are not citizens of the United States. See "Description of Capital Stock -- Limitation on Voting by Foreign Owners."

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Securities by the Selling Securityholders.

                PRICE RANGE OF CLASS B COMMON STOCK AND WARRANTS

     The following table sets forth, for the periods indicated, the high and low sale prices of the Class B Common Stock and the Warrants as reported on the New York Stock Exchange.

                                                              CLASS B
                                                            COMMON STOCK           WARRANTS
                                                           --------------       --------------
                                                           HIGH       LOW       HIGH       LOW
                                                           ----       ---       ----       ---
    Year ended December 31, 1994
      Third Quarter (commencing August 25, 1994).......  $15  1/8   $12 3/8    $7 3/8    $5  1/4
      Fourth Quarter...................................   13          6 3/4     5 1/2     1  1/2
    Year ended December 31, 1995
      First Quarter....................................    9  1/8     6 1/2     3 5/8     1  3/4
      Second Quarter...................................   12  1/2     8 5/8     5 1/8     2  3/4
      Third Quarter....................................   16  1/2    11 3/4     6 7/8     4  3/8
      Fourth Quarter (through November 8)..............   16  1/2    12 5/8     7 1/4     4  3/4

     On November 8, 1995, the last reported sales price on the New York Stock Exchange of the Class B Common Stock was $16 1/8 per share and of the Warrants was $6 7/8 per Warrant. As of November 8, 1995, the approximate number of holders of record of Class B Common Stock, Class A Common Stock and Warrants was 16,159, 10 and 15,640, respectively.

                                DIVIDEND POLICY

     The Company does not anticipate paying cash dividends in the foreseeable future. The Company expects that it will retain all available earnings generated by the Company's operations for the development and growth of its business. Any future determination as to the payment of dividends will be made in the discretion of the Board of Directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors as the Board of Directors deems relevant. Certain loan agreements and debt instruments of the Company restrict the Company's ability to pay cash dividends on the Common Stock and make certain other restricted payments (as defined therein). Under these restrictions, as of September 30, 1995, the Company's ability to pay dividends, together with any other restricted payments, would be limited to an aggregate of $141.1 million. In addition, the Company is a party to certain agreements with a vendor containing covenants which would currently preclude the payment of dividends. The Company is in the process of negotiating a transaction with such vendor and intends to negotiate amendments to the existing agreements such that the dividend restrictions contained therein will be consistent with those included in the Company's debt instruments. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at September 30, 1995. The table should be read in conjunction with the Company's financial statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                          SEPTEMBER 30, 1995
                                                                         --------------------
                                                                            (IN THOUSANDS)
    Long-term debt, including current maturities.....................         $  442,306
    Stockholders' equity:
      Class A Common Stock...........................................                 12
      Class B Common Stock(1)........................................                440
      Additional paid-in capital.....................................            587,392
      Retained earnings..............................................             55,644
                                                                              ----------
              Total stockholders' equity.............................            643,488
                                                                              ----------
    Total capitalization.............................................         $1,085,794
                                                                              ==========

---------------
(1) Excludes 12,594,571 shares of Class B Common Stock reserved for issuance upon exercise of the Warrants and options at September 30, 1995.

                            SELECTED FINANCIAL DATA

     The selected data presented below under the captions "Statements of Operations Data" and "Balance Sheet Data" for, and as of, (i) the period August 26, 1994 to December 31, 1994, the period January 1, 1994 to August 25, 1994, and each of the years in the four-year period ended December 31, 1993, are derived from the financial statements of the Company, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants and (ii) the periods ended September 30, 1995 and 1994 are derived from the unaudited condensed financial statements of the Company. In the opinion of management, the unaudited condensed financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation. The selected data should be read in conjunction with the financial statements, the related notes and the independent auditors' report included elsewhere herein. The independent auditors' report for the period August 26, 1994 to December 31, 1994, for the period January 1, 1994 to August 25, 1994, and as of December 31, 1994 contains an explanatory paragraph that states the financial statements of the Reorganized Company reflect the impact of adjustments to reflect the fair value of assets and liabilities under fresh start reporting. As a result, the financial statements of the Reorganized Company are presented on a different basis than those of the Predecessor Company and, therefore, are not comparable in all respects.

     As a result of the filing by the Company of a voluntary petition to reorganize under Chapter 11 of the U.S. Bankruptcy Code on June 27, 1991 and operating as a debtor-in-possession until August 25, 1994, the selected financial data for periods prior to June 27, 1991 are not comparable to periods subsequent to such date.

                                  REORGANIZED COMPANY             |                      PREDECESSOR COMPANY
                      --------------------------------------------|---------------------------------------------------------------
                                                                  |   PERIOD
                          NINE                                    |    FROM
                         MONTHS       PERIOD FROM    PERIOD FROM  | JANUARY 1
                          ENDED      AUGUST 26 TO    AUGUST 26 TO |     TO                   YEARS ENDED DECEMBER 31,
                      SEPTEMBER 30,  SEPTEMBER 30,   DECEMBER 31, | AUGUST 25,   -------------------------------------------------
                          1995           1994            1994     |    1994         1993         1992         1991         1990
                      -------------  -------------   ------------ | ----------   ----------   ----------   ----------   ----------
                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND OPERATING DATA)
                                                                  |
STATEMENTS OF                                                     |
  OPERATIONS DATA:                                                |
Operating revenues...  $ 1,154,333    $   127,315     $  469,766  | $ 939,028    $1,325,364   $1,294,140   $1,413,925   $1,315,804
Operating income                                                  |
  (loss).............      132,012          8,336         38,871  |   107,506       121,054      (74,812)    (104,657)     (31,631)
Income (loss) before                                              |
  income taxes and                                                |
  extraordinary                                                   |
  items..............       95,278          3,043         19,736  |  (201,209)       37,924     (131,761)    (222,016)     (76,695)
Income (loss) before                                              |
  extraordinary                                                   |
  items..............       48,782          1,218          7,846  |  (203,268)       37,165     (131,761)    (222,016)     (76,695)
Extraordinary                                                     |
  items(a)...........         (984)            --             --  |   257,660            --           --           --        2,024
Net income (loss)....       47,798          1,218          7,846  |    54,392        37,165     (131,761)    (222,016)     (74,671)
Earnings (loss) per                                               |
  share(b):                                                       |
  Primary............         1.04            .03            .17  |      1.99          1.50        (5.58)      (10.39)       (4.15)
  Fully diluted......         1.03            .03            .17  |      1.41          1.04        (5.58)      (10.39)       (4.15)
BALANCE SHEET DATA                                                |
  (AT END OF PERIOD):                                             |
Working capital                                                   |
  deficiency.........  $   (77,306)   $   (50,646)    $  (47,927) | $(163,572)   $ (124,375)  $ (201,567)  $  (51,158)  $  (94,671)
Total assets.........    1,642,831      1,619,175      1,545,092  | 1,053,780     1,016,743    1,036,441    1,111,144    1,165,256
Long-term debt, less                                              |
  current maturities(c)    376,655        492,056        465,598  |   597,839       620,992      647,015      726,514      620,701
Total stockholders'                                               |
  equity (deficiency).     643,488        588,718        595,446  |  (286,395)     (254,262)    (294,613)    (166,510)      21,141
OPERATING DATA:                                                   |
Available seat miles                                              |
  (in millions)......       14,503          1.803          6,424  |    11,636        17,190       19,271       20,627       18,286
Revenue passenger                                                 |
  miles (in millions).      10,035          1.100          3,972  |     8,261        11,221       11,781       13,030       11,114
Passenger load factor                                             |
  (%)................         69.2           61.0           61.8  |      71.0          65.3         61.1         63.2         60.8
Yield per revenue                                                 |
  passenger mile                                                  |
  (cents)                    10.79          10.79          11.02  |     10.68         11.11        10.31        10.22        11.17
Passenger revenue per                                             |
  available seat mile                                             |
  (cents)............         7.47           6.58           6.81  |      7.58          7.25         6.30         6.46         6.79
Operating cost per                                                |
  available seat mile                                             |
  (cents)............         7.05           6.60           6.71  |      7.15          7.01         7.10         7.36         7.37
Full time equivalent                                              |
  employees (at end                                               |
  of period).........        9,786         10,675         10,715  |    10,849        10,544       10,233       11,561       12,933

---------------
(a) Includes extraordinary item of $257.7 million in 1994 resulting from the discharge of indebtedness pursuant to the consummation of the plan of Reorganization and, $2.0 million in 1990, resulting from the purchase and retirement of convertible subordinated debentures.

(b) Historical per share data for the Predecessor Company is not meaningful since the Company has been recapitalized and has adopted fresh start reporting as of August 25, 1994.

(c) Includes certain balances reported as "Estimated Liabilities Subject to Chapter 11 Proceedings" for the Predecessor Company.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL FACTORS AFFECTING COMPANY RESULTS

     The Company's operating results are significantly affected by general economic conditions as well as competitive factors and other conditions affecting the airline industry. From 1990 to 1992, the airline industry experienced significant operating losses. These losses were attributable in large part to high fuel prices, depressed traffic levels and intense fare competition among airlines brought about by the Persian Gulf conflict, a fear of terrorism in the United States and the deepening national recession. America West was acutely affected by these conditions, as it had incurred high levels of indebtedness to finance fleet expansions beyond its core base of operations. In recent periods, airlines have achieved generally improved operating results as a result of more favorable economic conditions and as carriers have focused on their areas of relative strength, eliminating service to under-performing markets and rationalizing operations, route systems and pricing strategies.

     America West began to achieve positive results beginning in 1993 due to an operational restructuring, combined with a gradually improving economic climate and a more rational pricing environment. As a result, the Company has achieved 11 consecutive quarters of profitability beginning with the first quarter of 1993.

     The Company continually evaluates performance in its existing and potential markets and has undertaken a study of the strategic deployment of its aircraft to optimize operating performance. To this end, the Company announced in September 1995 a new growth plan and has identified additional routes through its Phoenix and Las Vegas hubs which it believes it can service profitably. See "Business -- Operations."

     The Company operates one of the lowest cost structures among the major airlines in the United States. To the extent that other carriers are successful in reducing their operating costs, the advantage which the Company enjoys as a result of its low cost structure would be reduced. For this reason, maintaining a low cost structure is one of the Company's strategic imperatives. In May 1995, a five-year collective bargaining agreement with the Company's pilots became effective. The terms of this contract are consistent with the Company's goal of maintaining its low unit cost structure. Specifically, the agreement provides for a salary level increase at a compound annual rate of approximately 5.7% and includes provisions relating to pilot productivity which management estimates will result in productivity increases of approximately 2% per year. A significant portion of such salary level increase was effected in May 1995 in order to provide the pilots with a pay and benefits package competitive with other low cost carriers. Salary level increases after the May 1995 increase will occur through April 2000 and will increase at a compound annual rate of approximately 2.5%.

     The Company's operating costs will also be affected by a 4.3 cents per gallon increase in federal fuel taxes for which the Company became liable on October 1, 1995. This new tax will increase the Company's annual operating expenses by approximately $13 million based upon its 1994 fuel consumption levels. A bill to extend the airline exemption for two years has recently been passed by the Ways and Means Committee of the House of Representatives. There can be no assurance that such bill will be enacted by Congress. See "Risk Factors -- Increases in Fuel Prices."

     The Company's actual income tax liability (i.e., income taxes payable) is considerably lower than income tax expense for financial reporting purposes due principally to the utilization of net operating loss and certain tax credit carryforwards and the effects of fresh start reporting. The amortization of the excess reorganization value is not deductible for income tax purposes, giving rise to an effective tax rate for financial reporting purposes that is significantly greater than the current U.S. corporate statutory rate of 35 percent. See "-- Liquidity and Capital Resources."

IMPACT OF FRESH START REPORTING

     In connection with its emergence from bankruptcy in August 1994, the Company adopted fresh start reporting in accordance with Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7") of the American Institute of Certified Public Accountants. Fresh start reporting significantly affects the Company's statements of operations including the financial statement accounting for income taxes. However, actual cash flows, including cash taxes payable do not materially change as a result of fresh start reporting.

     Under fresh start reporting, the reorganization value of the Company has been allocated to its assets and liabilities on a basis substantially consistent with purchase accounting. The portion of reorganization value not attributable to specific tangible assets has been recorded as "Reorganization Value in Excess of Amounts Allocable to Identifiable Assets." Certain fresh start reporting adjustments, primarily related to the adjustment of the Company's assets and liabilities to fair market values, will have a significant effect on the Company's statements of operations. The more significant adjustments relate to
(i) reduced rent expense due to the re-valuation of aircraft leases to market rates, (ii) reduced maintenance expense due to the write off of previously capitalized overhauls, (iii) reduced depreciation expense on property and equipment due to the re-valuation of such assets to fair value, (iv) the addition of amortization expense relating to reorganization value in excess of amounts allocable to identifiable assets, (v) increased interest expense due to the re-valuation of aircraft leases to market rates, and (vi) increased income tax expense principally because the amortization of excess reorganization value is not deductible for income tax purposes, giving rise to an effective tax rate for financial reporting purposes that is significantly greater than the current U.S. corporate statutory rate of 35 percent.

SEASONALITY

     Due to the greater demand for air travel during the summer months, revenues in the airline industry in the second and third quarters of the year tend to be greater than revenues in the first and fourth quarters of the year. Other factors that are not necessarily seasonal also significantly affect results, including the extent and nature of price and other competition from other airlines, changing levels of operations, international events, fuel prices and general economic conditions. Seasonality is illustrated by the differences between the Company's results during the first, second and third quarters of 1995. America West realized significantly higher load factors of 72.0% and 71.4% in the second and third quarters of 1995, respectively, compared to 63.9% in the first quarter of the year. As a result, passenger revenues per ASM ("RASM") increased in the second and third quarters of 1995, respectively, to 7.72 cents and 7.67 cents compared to 6.98 cents for the first quarter. Operating cost per ASM were 7.14 cents and 7.08 cents in the second and third quarters of 1995, respectively, compared to 6.92 cents in the first quarter, largely due to increases in passenger variable expenses generated by the high traffic levels. In total, net income increased to $20.9 million and $21.7 million in the second and third quarters of 1995, respectively, compared to $5.2 million for the first quarter.

SELECTED OPERATING DATA

     The table below sets forth selected operating data for America West. The data for the nine months ended September 30, 1994 and the year ended December 31, 1994 is shown on a combined basis for the Reorganized and Predecessor Company.

                                     NINE MONTHS ENDED
                                       SEPTEMBER 30,                         YEARS ENDED DECEMBER 31,
                              -------------------------------   --------------------------------------------------
                                        COMBINED     PERCENT    COMBINED                      PERCENT     PERCENT
                                         BASIS       CHANGE      BASIS                        CHANGE      CHANGE
                               1995       1994      1995-1994     1994      1993     1992    1994-1993   1993-1992
                              ------    --------    ---------   --------   ------   ------   ---------   ---------
Available seat miles
  (in millions)............   14,503     13,439         7.9      18,060    17,190   19,271        5.1      (10.8)
Revenue passenger miles
  (in millions)............   10,035      9,361         7.2      12,233    11,221   11.781        9.0       (4.8)
Load factor (percent)......     69.2       69.7        (0.7)       67.7      65.3     61.1        3.7        6.9
Yield per revenue passenger
  mile (cents).............    10.79      10.69         0.9       10.79     11.11    10.31       (2.9)       7.8
Revenue per available
  seat mile:
  Passenger (cents)........     7.47       7.45         0.3        7.31      7.25     6.30        0.8       15.1
  Total (cents)............     7.96       7.93         0.4        7.80      7.71     6.72        1.2       14.7
Passenger enplanements
  (in thousands)...........   12,563     11,927         5.3      15,669    14,740   15,173        6.3       (2.9)
Average stage length.......      687        670         2.5         676       645      631        4.8        2.2
Average passenger journey
  miles....................      996        990         0.6         979       970      990        0.9       (2.0)
Average daily aircraft
  utilization (hours)......     11.4       11.1         2.7        11.2      10.7     10.5        4.7        1.9
Aircraft (end of period)...       91         85         7.1          87        85       87        2.4       (2.3)
Full time equivalent
  employees (end of
  period)..................    9,786     10,675        (8.3)     10,715    10,544   10,233        0.2        0.3

     The table below sets forth the major components of operating expense per ASM for America West for the applicable periods. The data for the nine months ended September 1994 and the year ended December 31, 1994 is shown on a combined basis for the Reorganized and Predecessor Company.

                                NINE MONTHS ENDED SEPTEMBER
                                            30,                                   YEARS ENDED DECEMBER 31,
                                ----------------------------   ---------------------------------------------------------------
                                       COMBINED    PERCENT      COMBINED                                  PERCENT     PERCENT
                                        BASIS       CHANGE        BASIS                                   CHANGE      CHANGE
                                1995     1994     1995-1994       1994          1993         1992        1994-1993   1993-1992
                                ----   --------   ----------   -----------   ----------   -----------    ---------   ---------
                                  (IN CENTS)                   (IN CENTS)    (IN CENTS)   (IN CENTS)
Salaries and related costs....  1.96     1.84          6.5         1.83         1.78          1.68           2.8          6.0
Rentals and landing fees......  1.45     1.48         (2.0)        1.47         1.60          1.76          (8.1)        (9.1)
Aircraft fuel.................  .87       .87           --          .88          .97           .97          (9.3)          --
Agency commissions............  .64       .67         (4.5)         .64          .62           .55           3.2         12.7
Aircraft maintenance materials
  and repairs.................  .31       .24         29.2          .25          .18           .20          38.9        (10.0)
Depreciation and
  amortization................  .42       .47        (10.6)         .47          .48           .45          (2.1)         6.7
Restructuring charges.........   --        --           --           --           --           .16            --       (100.0)
Other.........................  1.40     1.50         (6.7)        1.45         1.38          1.33           5.1          3.8
                                ----     ----        -----         ----         ----          ----        ------         ----
                                7.05     7.07         (0.3)        6.99         7.01          7.10           (.3)        (1.3)
                                ====     ====        =====         ====         ====          ====        ======         ====

  Nine Month Period Ended September 30, 1995 and the Combined Period from January 1 to August 25, 1994 and August 26 to September 30, 1994

     For the nine months ended September 30, 1995 and 1994, the Company realized net income of $47.8 million and a combined $55.6 million, respectively. Net income for the nine month period of 1995 included income tax expense for financial reporting purposes of $46.5 million compared to a combined $3.9 million in 1994. The increase in income tax expense for financial reporting purposes resulted principally from the adoption of fresh start reporting. Net income for the combined nine month period of 1994 included reorganization expense of $273.7 million and an extraordinary gain of $257.7 million.

     Total operating revenues were $1,154 million for the nine months ended September 30, 1995 compared to a combined $1,066 million for the comparable period of 1994. Passenger revenues increased 8.2 percent to $1,083 million during the nine months ended September 30, 1995. Cargo and other revenues increased 8.9 percent to $71.5 million for the nine months of 1995. The balance of other revenues includes revenues generated primarily from alcoholic beverage sales, headset rentals and service charges.

     Capacity, as measured by available seat miles, increased 7.9 percent for the nine months ended September 30, 1995 compared to the 1994 period, primarily due to increase in the average stage length of 2.5 percent and the addition of six aircraft to the fleet. Revenue passenger miles increased 7.2 percent for the nine months ended September 30, 1995 compared to the 1994 period. Load factor decreased by 0.5 points and yield increased 0.9 percent for the nine months ended September 30, 1995 compared to the 1994 period.

     Operating expense per available seat mile decreased to 7.05 cents for the nine months ended September 30, 1995 from 7.07 cents for the combined 1994 period. The changes in the components of operating expense per available seat mile are explained as follows:

     - The increase in salaries and related costs is primarily the result of accruals totaling $9.5 million for the nine months ended September 30, 1995 to provide for performance awards related to the Company's profitability. In addition, such costs were affected in May 1995 by a significant initial increase in pilot salaries under their collective bargaining agreement and the adoption of the Company's Total Pay Program in January 1995. These pay increases were effected in order to make employees' compensation levels more competitive with that of other low cost carriers and local employers. These pay increases were partially offset by improvements in productivity through a reduction in the size of the work force.

     - The decrease in rentals and landing fees is due to the amortization of deferred credits recorded in the Company's adjustment of operating leases to fair market value under fresh start reporting. Such decrease in aircraft rent was partially offset by the addition of six aircraft to the fleet.

     - The average price per gallon of aircraft fuel increased slightly to 54.6 cents for the 1995 period from 54.0 cents for the combined 1994 period. Also, fuel consumption was higher in the 1995 period than in the 1994 period due to an increase in capacity as discussed above.

     - Agency commissions decreased due to a change in the mix of tickets sold through travel agencies vis-a-vis direct sales to passengers through the Company's reservation system.

     - Aircraft maintenance materials and repairs increased largely as the result of a flight hour agreement involving certain auxiliary power units, an increase in hours flown and a change in the classification of the amortization expense associated with capitalized heavy engine and airframe overhauls. For the nine months ended September 30, 1995 amortization of capitalized maintenance totaling $6.6 million is included in aircraft maintenance materials and repairs. Amortization of capitalized maintenance totaling $24 million for the 1994 combined nine month period is included in depreciation and amortization expense. The level of aircraft maintenance materials and repairs amortization decreased $17.4 million. The balance of capitalized overhauls relating to aircraft and engines was reduced as part of the re-valuation of property and equipment and operating leases under fresh start reporting. Overhauls that have been performed since August 25, 1994 have been capitalized, which will cause amortization expense of aircraft maintenance costs to increase in the near term. Overhauls capitalized from August 26 through December 31, 1994 and during the first nine months of 1995 were $6.9 million and $41.9 million, respectively.

     - Depreciation and amortization expense decreased $24 million due to the classification change discussed above and $3.0 million from the re-valuation of property and equipment under fresh start reporting. These decreases were partially offset by an increase of $24.3 million arising from the amortization of the reorganization value in excess of amounts allocable to identifiable assets under fresh start reporting.

     - Other operating expenses decreased primarily due to the reduction in property taxes and the fixed nature of certain other costs.

     Net nonoperating expenses decreased $277.3 million to $36.7 million for the nine months ended September 30, 1995 from a combined $314 million for 1994. This net decrease resulted from: a decrease in reorganization expense of $273.7 million since the Company emerged from bankruptcy; an increase in interest income of $9.6 million due to higher cash and cash equivalent balances in 1995; partially offset by a net increase in interest expense of $5.1 million because the Company did not accrue and pay interest on unsecured prepetition long-term debt during its bankruptcy proceedings in conformity with SOP 90-7, and increase in interest expense due to the re-valuation of aircraft leases to market rates as part of fresh start reporting.

     Income tax expense for financial reporting purposes for the nine months ended September 30, 1995 increased to $46.5 million from a combined $3.9 million in 1994 resulting principally from the adoption of fresh start reporting. The amortization of the excess reorganization value is not deductible for income tax purposes thus giving rise to an effective tax rate for financial reporting purposes that is significantly greater than the current U.S. corporate statutory rate of 35 percent. Nevertheless, the Company's actual income tax liability (i.e., income taxes payable) is considerably lower than income tax expense for financial reporting purposes due principally to the utilization of net operating loss and certain tax credit carryforwards.

  Periods August 26, 1994 to December 31, 1994, January 1, 1994 to August 25, 1994 and
  the years ended December 31, 1993 and 1992

     The following discussion provides an analysis of the Company's results of operations and reasons for material changes therein for the periods August 26, 1994 to December 31, 1994, January 1, 1994 to August 25, 1994 and the two years ended December 31, 1993. The Company's results of operations for the periods subsequent to August 25, 1994 have not been prepared on a basis of accounting consistent with its results of operations for periods prior to August 26, 1994 due to the implementation of fresh start reporting upon the Company's emergence from bankruptcy.

     The Company realized net income of $62.2 million on a combined basis for 1994 compared to net income of $37.2 million for 1993 and a net loss of $131.8 million for 1992. The 1994 results include an extraordinary gain of $257.7 million from the discharge of certain prepetition indebtedness and $273.7 million of reorganization expenses. The results for 1993 include reorganization expenses of $25 million and losses aggregating $4.6 million primarily resulting from the disposition of surplus spare aircraft parts and equipment. During 1992, the Company recorded restructuring charges of $31.3 million, reorganization expenses of $16.2 million and a gain of $15 million from the sale of its Honolulu to Nagoya, Japan route.

     Total operating revenues were $1.4 billion on a combined basis for 1994, an increase of 6.3 percent compared to the prior year and 8.9 percent greater than 1992. Passenger revenues for 1994, 1993 and 1992 were $1.3 billion on a combined basis, $1.2 billion and $1.2 billion, respectively.

     Passenger revenue per available seat mile increased slightly in 1994 compared to 1993 as the increase in load factor period over period was largely offset by a decline in average passenger yields. The passenger revenue increases realized in 1994 reflect a continuation of trends which commenced in 1993. These trends reflected a gradually improving economic climate and a more stable environment within the airline industry. The increase in passenger revenue per available seat mile in 1993 compared to 1992 was due to improvements in both load factor and yield.

     With the exception of the two aircraft deliveries late in 1994, the Company operated an 85 aircraft fleet and realized increases in capacity over 1993 as measured by available seat miles by increasing the average stage length flown by
4.8 percent and by increasing the average daily utilization of the aircraft by
4.7 percent.

     In the fourth quarter of 1994, certain competitive pricing initiatives were commenced by other carriers which exerted pressure on both the Company's yield and the load factor. The result of these initiatives, which carried over to the first quarter of 1995, was softer traffic and generally lower yield levels. To address these conditions, the Company announced certain fare initiatives of its own, and selectively matched fare decreases initiated by other carriers.

     Revenues from sources other than passenger fares increased to $88.9 million on a combined basis for 1994 compared to $78.8 million and $79.3 million for 1993 and 1992, respectively. Cargo revenues comprised 49.8 percent, or $44.3 million of other revenues on a combined basis for 1994. For the years 1994, 1993 and 1992, the Company carried 129.6 million, 110.7 million and 116.4 million pounds of freight and mail, respectively.

     In spite of significant reductions in capacity since 1991, operating expense per ASM declined to 6.99 cents for 1994 from 7.01 cents for 1993 and
7.10 cents for 1992. The changes in the components of operating expense per ASM are explained as follows:

     - The increase in 1994 salaries and related costs compared to 1993 is a result of an increase in capacity as well as the implementation of a pay plan in the second quarter of 1994. Effective April 1, 1994, the Company implemented a pay plan that increased wages by between two percent and eight percent, depending on the employee's length of service with the Company, and the Company increased its matching contribution under the Company's 401(k) plan. The pay program replaced a transition program that the Company had in place from mid-1993 through the first quarter of 1994. Under the transition program, pay increases totaling $6.5 million, including applicable payroll taxes, were made in 1993. Such pay plans were put in place to improve compensation to employees following a period of reduced compensation during the bankruptcy. In addition, commencing in the third quarter of 1993, employee award distributions based on the greater of 0.5% of an employee's annual base wage or $125 were made on a quarterly basis. Such payments for 1993 totaled $2.6 million, including applicable payroll taxes. In 1994, approximately $4.5 million in distributions were made prior to the termination of the transition and award pay program. Unit salary costs increased from 1992 to 1993 due to a decline in capacity of 10.8% which was not offset by an equal reduction in the workforce.

     - Rentals and landing fees decreased in 1994 compared to 1993 and 1992 for the following reasons:

          -- The Company generated more ASMs in 1994 with essentially the same sized aircraft fleet as in 1993 which, in turn, caused the rate per ASM to decrease;

          -- Rent reductions were obtained at New York's Kennedy Airport and
             Phoenix's Sky Harbor International Airport;

          -- Rent expense for aircraft leases were reduced to reflect fair market rates in August 1994 under fresh start reporting; and

          -- Certain administrative office space was vacated as part of the Company's facilities consolidation program.

     - Aircraft fuel expense decreased year over year due to the decline in the average price per gallon to 54.9 cents from 61.1 cents for 1993 and 62.7 cents for 1992.

     - Agency commission expense increased in 1994 in comparison to 1993 and 1992 as a result of the increase in passenger revenue per ASM. In addition, the 1994 commission expense increased because a higher percentage of passenger revenues was generated by America West Vacations which pays a higher average commission rate on its sales.

     - Aircraft maintenance materials and repair expense increased in 1994 as the result of an increase in average daily utilization of the fleet to
       11.2 hours per day in 1994 from 10.7 hours and 10.5 hours for 1993 and 1992, respectively. This higher level of utilization resulted in increases in line maintenance materials usage, engine repairs and component repairs.

     - Depreciation and amortization expense decreased slightly in 1994 compared to 1993 as the result of a decrease in depreciation expense arising from the re-valuation of property and equipment under fresh start reporting which was partially offset by an increase in amortization expense arising from the amortization of the reorganization value in excess of amounts allocable to identifiable assets under fresh start reporting. Depreciation and amortization expense was higher in 1993 than in 1992 largely as the result of increased heavy engine overhauls.

     - Restructuring charges incurred in 1992 consisted of the following:

                                                                           (IN MILLIONS)
        Write-off for certain assets related to station closures or route
          restructuring..................................................      $ 9.5
        Provision for spare parts for aircraft types no longer in
          service........................................................       12.7
        Provision for employee severance.................................        2.3
        Loss on return of aircraft.......................................        6.8
                                                                              ------
                                                                               $31.3
                                                                              ======

       The restructuring charges were necessitated by aircraft fleet reductions and other operational changes. The Company reduced its fleet from 101 aircraft to 87 aircraft during 1992 and eliminated two of five aircraft types it operated. Additionally, the number of employees was reduced by approximately 1,500 employees and service was terminated to ten cities by the end of 1992.

     - The increase in other operating expense for 1994 compared to 1993 and 1992 is due to increased advertising costs and other expenses related to increased passenger traffic such as credit card discount fees, booking fees, catering expenses and supplies.

     Nonoperating expenses (net of nonoperating income) were $327.9 million on a combined basis for 1994, $83.1 million for 1993 and $56.9 million for 1992. Interest expense increased to $56.6 million in 1994 compared to $54.2 million in 1993 and $55.8 million in 1992. The increase in interest expense is primarily the result of the issuance of $123 million of senior unsecured notes in connection with the Company's emergence from bankruptcy. In conformity with SOP 90-7, the Company ceased accruing and paying interest on certain prepetition long-term debt so long as the Company remained a debtor-in-possession. Had the Company continued to accrue interest on such debt, interest expense for 1994, 1993 and 1992 would have been $67.3 million, $73.0 million and $73.9 million, respectively. The Company incurred expenses of $273.7 million in 1994, $25 million in 1993 and $16.2 million in connection with its efforts to reorganize under Chapter 11. See Note 1 of Notes to Financial Statements for further discussion with respect to reorganization.

     Income tax expense increased significantly after August 26, 1994 due to the impact of fresh start reporting. The amortization of the excess reorganization value is not deductible for income tax purposes giving rise to an effective tax rate for financial reporting purposes that is significantly greater than the current U.S. corporate statutory rate of 35 percent. Nevertheless the Company's actual income tax liability (i.e., income taxes payable) is considerably lower than income tax expense for financial reporting purposes due principally to the utilization of net operating loss and certain tax credit carryforwards. Income tax expense for 1993 and January 1 through August 25, 1994 reflects the benefit of the Company's net operating losses. In 1992, a net operating loss carryforward existed for financial reporting and tax purposes and thus no income tax benefit was recorded.

LIQUIDITY AND CAPITAL RESOURCES

     Unrestricted cash and cash equivalents increased to $249.9 million at September 30, 1995 from $182.6 million at December 31, 1994. Net cash provided from operating activities increased to $245.2 million for the nine months ended September 30, 1995 from a combined $131 million for the nine months ended September 30, 1994, an increase of $114.2 million. The increase was primarily due to the increase in advance ticket sales in the third quarter of 1995 as compared to the third quarter of 1994. Net cash used in investing activities increased to $81.3 million for the nine months ended September 30, 1995 from a combined $61.8 million for the nine months ended September 30, 1994, an increase of $19.5 million primarily related to increased expenditures for capitalized overhauls. Net cash used in financing activities was $96.6 million for the nine months ended September 30, 1995 compared to a combined $35.3 million net cash provided for the nine months ended September 30, 1994 due to an increase in debt net repayments of $13.9 million offset by the issuance of common stock of $114.9 million.

     The Company has a working capital deficiency which has increased to $77.3 million at September 30, 1995 from $47.9 million at December 31, 1994. Operating with a working capital deficiency is typical in the airline industry as tickets sold for transportation which has not yet been provided are classified as a current liability while the related income producing assets, the aircraft, are classified as non-current. Despite the working capital deficiency, the Company expects to meet all of its obligations as they become due.

     The Company's long-term debt maturities through 1997 consist primarily of principal amortization of notes payable secured by certain of the Company's aircraft. Such maturities were $20.5 million, $58.8 million and $48.6 million, respectively, for the remainder of 1995, 1996 and 1997. Management expects to fund these requirements with cash from operations.

     At September 30, 1995, the Company had net operating loss carryforwards ("NOL") and general business tax credit carryforwards of approximately $489.8 million and $12.7 million, respectively. Under Section 382 of the Internal Revenue Code of 1986, as amended, if a loss corporation has an "ownership change" within a designated testing period, its ability to use its NOL and credit carryforwards is subject to certain limitations. The Company is a loss corporation within the meaning of Section 382. The issuance of certain common stock by the Company pursuant to the plan of reorganization resulted in an ownership change within the meaning of Section 382. This ownership change has resulted in an annual limitation (the "Section 382 Limitation") upon the Company's ability to offset any post-change taxable income with pre-change NOL. Should the Company generate insufficient taxable income in any post-change taxable year to fully utilize the Section 382 Limitation of that year, any excess limitation will be carried forward to use in subsequent tax years, provided the pre-change NOL has not been exhausted nor has the carryforward period expired.

     The Company's reorganization and the associated implementation of fresh start reporting gave rise to significant items of expense for financial reporting purposes that are not deductible for income tax purposes. In large measure, it is these nondeductible expenses that result in an effective tax rate (for financial reporting purposes) significantly greater than the current U.S. corporate statutory rate of 35 percent. Nevertheless, the Company's actual income tax liability (i.e., income taxes payable) is considerably lower than income tax expense shown for financial reporting purposes. This difference in financial expense compared to actual income tax liability is in part attributable to tax attributes (including NOLs, subject to certain limitations) of the Predecessor Company that serve to reduce the Company's actual income tax liability. To the extent the tax attributes of the Predecessor Company reduce the Company's actual income tax liability below the amount of expense reflected in the financial statements, that difference is applied to reduce the carrying balance of the Company's Reorganization Value in Excess of Amounts Allocable to Identifiable Assets.

     At September 30, 1995, the Company was obligated to lease five aircraft under a put agreement with GPA (the "GPA Put Agreement") with deliveries to start no earlier than January 1, 1996 and end by June 30, 1999. Under the agreement, new or used B737-300, B757-200, or new or "like new" A320-200 aircraft may be put to the Company at a rate of no more than two aircraft in 1996 and three aircraft per year, thereafter. In addition, no more than four used aircraft may be put to the Company, and for every new A320 aircraft put to the Company, the Company has the right to reduce deliveries under the AVSA A320 purchase contract (discussed below) on a one-for-one basis. During each January of the put period, the Company will negotiate the type and delivery dates for deliveries during the year beginning in the following January. The negotiation deadline for 1996 deliveries has been postponed until November 30, 1995 by mutual agreement.

     At September 30, 1995, the Company had commitments to AVSA S.A.R.L., an affiliate of Airbus Industrie ("AVSA"), for a total of 24 Airbus A320-200 aircraft, with an aggregate net cost estimated at $1.1 billion. Delivery dates of the aircraft fall in the years 1998 through 2001 with an option exercisable by the Company to defer the 1998 delivery to 2001. The Company has the option to cancel without cause up to four of these aircraft. In addition, if new A320 aircraft are delivered as a result of the GPA Put Agreement, the Company has the right to cancel on a one-for-one basis, up to a maximum of seven non-consecutive aircraft deliveries under the AVSA agreement, subject to certain conditions. In April 1995, the Company took delivery of two new A320 aircraft under the GPA Put Agreement. If the Company was to exercise its existing rights to cancel six aircraft under the AVSA agreement, the aggregate net cost of commitments under such agreement would be reduced to approximately $825 million.

     In December 1994, the Company entered into a support contract with International Aero Engines ("IAE") which provides for the purchase by the Company of six new V2500-A5 spare engines scheduled for delivery beginning in 1998 through 2000 for use on certain of the A320 fleet. Such engines have an estimated aggregate cost of $42.3 million.

     The Company has arranged for financing from AVSA for up to one-half of the deliveries under the AVSA agreement, although the Company intends to seek financing on more favorable terms from other sources. Additionally, the Company will require capital from external sources to meet the balance of its financial commitments for aircraft and other equipment orders. The Company intends to seek such financing in the future when and as appropriate. There can be no assurance that the Company will be able to obtain such capital in sufficient amounts or on terms acceptable to the Company. A default by the Company under any such commitment could have a material adverse effect on the Company. In addition, pursuant to the Company's growth plan, the Company expects to expand its fleet, increase frequencies to existing cities and add destinations to its route system. This expansion will require the lease or purchase of additional aircraft. There can be no assurance that the Company will be able to negotiate such leasing or purchase arrangements in sufficient quantities or on terms acceptable to the Company.

     As of September 30, 1995, the Company's fleet consisted of 91 aircraft of which 22 aircraft meet the FAA's Stage II (but not Stage III) noise reduction requirements and must be retired or significantly modified prior to the year 2000. Management is currently considering its options regarding such aircraft. If the Company determines to modify such aircraft to comply with Stage III, the required capital expenditures for such modifications are currently estimated to be approximately $2 million per aircraft. There can be no assurance that the Company will be able to obtain such capital in sufficient amounts or on favorable terms.

     Certain of the Company's long-term debt agreements contain minimum cash balance requirements, leverage ratios, coverage ratios and other financial covenants with which the Company was in compliance at September 30, 1995.

     The Company emerged from bankruptcy in August 1994 with increased liquidity and a substantially improved capitalization. The Company has recently taken steps to strengthen its balance sheet including in August 1995 the prepayment of $48 million of its $123 million 11 1/4% Senior Unsecured Notes due 2001 and the exchange of the remaining $75 million of such notes for $75 million 10 3/4% Senior Unsecured Notes due 2005.

     In September 1995, the Company announced that its Board of Directors authorized the purchase of up to 2.5 million shares of its Class B Common Stock in the open market over the next two years. The Company expects to purchase shares pursuant to such program from time to time as opportunities for the purchase of shares at attractive prices arise. As of November 8, 1995, the Company has purchased 112,000 shares of Class B Common Stock at prices ranging from $13.63 to $14.00.

     The Company expects to remarket its $29.3 million of tax exempt variable rate airport facilities revenue bonds in November 1995. In connection with such remarketing, certain lenders deferred a $5.0 million payment of existing debt to November that had been scheduled for October. As required under the existing debt agreement, the Company will use all proceeds from the remarketing to prepay in full the existing debt which has a balance of $29.8 million at September 30, 1995.

                                    BUSINESS

     America West is the ninth largest commercial airline carrier in the United States, operating through its principal hubs located in Phoenix, Arizona and Las Vegas, Nevada, and a mini-hub located in Columbus, Ohio. The Company believes it is the lowest cost full service carrier in the United States and during the six months ended June 30, 1995, generated the highest operating margins among the major domestic airlines. At September 30, 1995 the Company served 48 destinations, including three destinations in Mexico and one in Canada, with a fleet of 91 aircraft. The Company offers service to an additional 24 destinations through an alliance agreement with Continental and 18 commuter service and regional destinations through an alliance agreement with Mesa.

STRATEGY

     America West's strategy seeks to achieve additional revenue growth and profitability by capitalizing on the Company's key competitive strengths while maximizing financial flexibility. This strategy focuses on (i) strengthening the Company's position in its existing hubs through strategic expansion, (ii) maintaining its position as a leading low cost full service carrier, (iii) operating a modern and efficient fleet, and (iv) continuing to develop its passenger base through key alliances. Principal elements of the Company's strategy are as follows:

     Strengthen Position in Existing Hubs through Strategic Expansion. America West's growth plan is designed to capitalize on its strong positions in its Phoenix and Las Vegas hubs. In connection with the Company's restructuring, the Company's operations in Phoenix contracted somewhat during a period when airlines generally were expanding their strategic hub operations. In September 1995, the Company announced a two-year plan to expand its principal hub operations and increase connecting traffic and service to longer-haul nonstop markets. The expansion plan provides for an increase in available seat miles of 29% and total departures of 17% and the addition of at least eight new cities to the Company's route network.

     As the Company adds aircraft required to support the expansion of the Phoenix hub, the Company intends to continue to optimize asset utilization through the expansion of its night flight service to Las Vegas. By utilizing aircraft for this service that would otherwise be idle overnight, the Company is able to compete in a low cost market segment without diminishing asset availability for use in its Phoenix operations. The Company believes that its existing service at its Columbus mini-hub is adequate based on current demand.

     Maintain its Position as a Leading Low Cost Full Service Airline. America West is committed to maintaining its low cost structure, which the Company has achieved primarily through its favorable labor costs per ASM and asset utilization enhancements. The Company has focused on increasing productivity at all levels. For the twelve months ended June 30, 1995, the Company's workforce decreased by 8.5% despite an increase in ASMs of 6.4%. In May 1995, a five-year collective bargaining agreement with the Company's pilots became effective. The terms of this contract are consistent with the Company's goal of maintaining a low cost structure. Aircraft utilization has been enhanced through a restructuring of the Company's route network including expansion of its Las Vegas night flight program. The Company's fleet configuration, consisting of three aircraft types, permits the Company to minimize spare parts inventories and simplify maintenance and training operations.

     Operate a Modern and Efficient Fleet. The Company enjoys operational efficiencies due to its modern, fuel efficient fleet. As of September 30, 1995, the Company's fleet consisted of 59 Boeing 737s, 18 Airbus A320s and 14 Boeing 757s, with an average age of approximately 9.6 years. Most of the Company's existing aircraft are held under leases, including leases on 11 aircraft expiring prior to December 1998. As a result, in the event general economic conditions change adversely, the Company may reduce its fleet size by not renewing expiring aircraft leases. Management currently intends to lease or purchase the additional aircraft necessary to support the Company's expansion plan.

     Continue to Develop Passenger Base through Alliances. The Company plans to continue to capitalize on its alliance agreement with Continental to further expand the Company's passenger base while achieving cost savings through the reduction of redundant labor and facilities. This agreement provides for codesharing arrangements, coordination of flight schedules, linking of frequent flyer programs, sharing of ticket counter space, coordination of ground handling operations and joint purchasing and marketing efforts. Through codesharing, each airline is able to offer additional destinations to its customers without materially increasing operating and capital expenses. Management believes that its codesharing activities result in increased demand for travel on America West and intends to pursue additional alliances as opportunities warrant.

OPERATIONS

     Hub Operations. The Company operates primarily through hub airports in Phoenix and Las Vegas and, to a lesser extent, through its mini-hub in Columbus. The Company schedules banks of flights timed to arrive at the hub from one direction at approximately the same time and to depart toward the opposite direction a short time later. The hub system allows the Company to transport passengers between a large number of destinations with substantially more frequent service than if each market were served directly.

     The Company is the leading airline serving Phoenix Sky Harbor International Airport with approximately 38% of all enplanements during 1994 and is second in the McCarran International Airport in Las Vegas with approximately 26% of all enplanements during 1994. In both markets the Company's principal competitor is Southwest Airlines, which handled approximately 31% and 30% of enplanements in Phoenix and Las Vegas, respectively, in 1994. As of September 30, 1995 the Company served 41 destinations from its Phoenix hub and 38 destinations from its Las Vegas hub. As of September 30, 1995, the Company provided non-stop jet service to 11 destinations from Columbus. During 1994, the Company enplaned approximately 24% of the Columbus traffic compared to approximately 23% for USAir, the Company's principal competitor at Columbus. The Company offers service to an additional 24 destinations through its alliance with Continental and 18 commuter service and regional destinations through an alliance with Mesa.

     The success of the Company's hub system depends on its ability to attract passengers traveling to and from its hubs, as well as passengers traveling through the hubs to the Company's other destinations. The Company believes the success of its operations in Phoenix and Las Vegas is in part due to such airports being among the world's largest 25 in passenger traffic and such cities being among the fastest growing in the nation. In addition, the Company believes these hubs are well positioned for continued growth due to their geographically favorable locations with strategic access to key Southwestern and West Coast markets, relatively low operating costs, year-round fair weather, and modern, uncongested facilities.

     Growth Plan. In September 1995, the Company announced a two-year growth plan which provides for an increase in ASMs of 29% and total departures of 17% in order to capture additional long-haul traffic at its hubs. The growth plan contemplates increased total departures at Phoenix from 173 in September 1995 to 204 by September 1997. Non-stop cities served from Phoenix would increase from 43 to 51. The expansion would include new service to major business destinations such as Detroit, Cleveland, San Antonio and Miami as will as new or additional nonstop service from Phoenix to existing America West markets on the East Coast, including Boston, Philadelphia, Newark, Atlanta and Orlando. In addition, flight frequencies would be increased to better serve existing West Coast destinations and to expand connecting opportunities through Phoenix to long-haul flights to the East and Midwest. The Company anticipates only a modest increase in total employment to facilitate its growth plan.

     The Company believes its growth at Phoenix will support concurrent expansion of the Company's Las Vegas night flight service. The growth plan provides for Las Vegas night flight departures to increase from 40 in September 1995 to 50 by September 1997. The Company believes that service at its Columbus mini-hub reflects current demand.

     Continental Alliance. The Company's alliance agreement with Continental provides for code-sharing arrangements, coordinating flight schedules, sharing ticket counter space, linking frequent flyer programs and membership clubs, and coordinating ground handling operations. Through the alliance, the Company's Phoenix hub is able to attract a share of the connecting traffic previously served at Continental's Denver hub which has been downsized during the past few years. Through codesharing, each airline is able to offer additional destinations to its customers without materially increasing operating and capital expenses. By placing its designation code on certain of Continental's flights, America West is able to offer single carrier connecting service to cities that it does not independently serve. These single carrier code shared flights generally are afforded superior ranking over multi-carrier connecting flights in the displays of computer reservation systems used by U.S. travel agents when booking reservations. Management believes that its codesharing activities result in increased demand for travel on America West. The Company has also realized significant cost savings through this alliance primarily through the consolidation of airport facilities and resources and the elimination of duplicative costs for labor and equipment at key locations. In addition, through joint purchasing, both carriers may receive greater volume discounts on certain cost items.

     Mesa Alliance. America West has entered into a codesharing agreement with Mesa designed to establish Mesa as a feeder carrier for the Company at its Phoenix hub. The codesharing agreement provides for coordinated flight schedules, passenger handling and computer reservations under the America West flight designator code, thereby allowing passengers to purchase one air fare for their entire trip. Through this alliance, the Company has added 18 destinations to its route network. Mesa operates under the name "America West Express" and has incorporated the color scheme and commercial logo of America West on certain aircraft utilized on these routes. In August 1994, the Company and Mesa agreed to extend the term of the codesharing agreement until 2004. Recently, Mesa began to offer jet service under its codesharing agreement with the Company.

     Other Codesharing Agreements. The Company also has codesharing agreements with Northwest Airlines and Aeromexico.

     America West Vacations. In 1987, the Company developed America West Vacations, which is a tour packaging division that arranges vacation packages that include hotel accommodations, air fare and ground transportation in certain markets. During 1994, this division sold approximately 749,000 room nights, and approximately 53,250 rental car days, handled approximately 501,400 passengers and generated approximately $161 million in gross package sales.

AIRCRAFT

     At September 30, 1995, the Company operated a fleet of 59 Boeing 737s, 18 Airbus A320s and 14 Boeing 757s as follows:

                                                                                         AVERAGE
                                                                                        REMAINING
                                                             NUMBER      AVERAGE          LEASE
                 AIRCRAFT TYPE                STATUS (1)     AIRCRAFT   AGE (YRS.)     TERM (YRS.)
    ----------------------------------------  ----------     ------     ----------     -----------
    B737-100................................     Owned          1          25.9              --
    B737-200................................     Owned          5          16.6              --
    B737-200................................    Leased         16          16.0             4.9
    B737-300................................    Leased         26           8.4             4.4
    B737-300................................     Owned         11           6.9              --
    B757-200................................    Leased         12           9.2             9.5
    B757-200................................     Owned          2           6.0              --
    A320-200................................  Leased..         18           5.3            15.8
                                                               --
                                                               91           9.6             8.2
                                                             ======

---------------
(1) Each of the aircraft that is designated as owned serves as collateral for a loan pursuant to which the aircraft was acquired by the Company or serves as collateral for a non-purchase money loan.

     Beginning in November 1995 through December 1998, leases for 21 of the Company's aircraft are scheduled to terminate (such aircraft are 14 Boeing B737-300s, five Boeing B737-200s, and two Boeing B757-200s). At the option of the lessor, the lease for one of the B737-300 aircraft may be extended for up to 48 months, and the leases for 10 of the B737-300 aircraft may each be extended for up to 60 months, but only at rates below current market rentals. There are no contractual options to extend any other of such leases. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

LABOR RELATIONS

     During the Reorganization, the Company reduced its employee compensation. Subsequently, the Company began certain initiatives to increase compensation, including adoption of the Total Pay Program, to provide employees with a pay and benefits package which is competitive with other low-cost airlines and local employers. To offset such increases in compensation and to maintain its competitive advantage as a low cost operator, the Company began to focus on increasing productivity.

     In January 1995, the Company announced its new compensation program, the Total Pay Program. This program will increase non-executive pay by approximately $25 million in fiscal 1995. In addition, performance awards of up to 25% of base pay will be made to employees provided certain annually established operating income targets are attained. This increase in compensation was more than offset by a strategic overhaul of the Company's work processes which reduced its workforce by approximately 1,100 employees. The Company also has the America West 1994 Incentive Equity Plan which authorizes the grant of various stock, stock-related and cash awards to employees and non-employee directors of the Company. Such plan was approved by the Company stockholders at the 1995 Annual Meeting of Stockholders in May 1995.

     In October 1993, ALPA was certified by the National Mediation Board as the bargaining representative of the Company's pilots. In May 1995, a five-year collective bargaining agreement with the Company's pilots became effective. The terms of this contract are consistent with the Company's goal of maintaining its low unit cost structure. Specifically, the agreement provides for a salary level increase at a compound annual rate of approximately 5.7% annually and includes provisions relating to pilot productivity which management estimates will result in productivity increases of approximately 2% per year. A significant portion of such salary level increase was effected in May 1995 in order to provide the pilots with a pay and benefits package competitive with other low cost carriers and local employers. Salary level increases after the May 1995 increase will occur through April 2000 and will increase at a compound annual rate of approximately 2.5%. Other terms of the agreement include a single pay scale for all aircraft types, flexible work rules, management's right to staff the airline and to enter into strategic alliances and the preclusion of sympathy work stoppages.

     In June 1994, the National Mediation Board accepted the AFA petition to represent the Company's flight attendants. In September 1994, the Company's flight attendants voted in favor of AFA representation and contract negotiations are ongoing. In April 1994, the Transportation Workers Union ("TWU") filed a petition to represent the Company's fleet service personnel which petition was rejected in December 1994. The International Brotherhood of Teamsters ("IBT") filed applications to represent the Company's mechanics including related personnel and the Company's flight simulator technicians in August and September 1994, respectively. Both of these applications were rejected in December 1994, and the IBT thereafter withdrew another pending application previously filed with respect to stock clerks. The TWU filed an application to represent the Company's dispatcher and assistant dispatcher personnel in April 1995. This application was rejected in June 1995. There have been numerous attempts by unions to organize the employees of the Company, and the Company expects such organization efforts to continue in the future. The Company cannot predict the terms of any future collective bargaining agreement and therefore the effect, if any, on the Company's operations or financial performance.

EMPLOYEES

     At September 30, 1995, the Company employed 8,273 full-time and 2,421 part-time employees, the equivalent of 9,786 full-time employees.

COMPETITION AND MARKETING

     The airline industry is highly competitive and is susceptible to price discounting, which involves the offering of discount or promotional fares to passengers. Any such fares offered by one airline are normally matched by competing airlines, resulting in lower industry yields with little or no increase in traffic levels. America West competes with other major full service airlines based on price and, due to its low cost structure, is able to compete with other low cost carriers in its short haul local markets. The entry of additional carriers on many of the Company's routes (as well as increased competition from or the introduction of new services by established carriers) could negatively impact America West's results of operations. America West competes with a number of major airlines on medium- and long-haul routes through its hubs and with Southwest Airlines for short-haul flights at its Phoenix and Las Vegas hubs and with USAir at its Columbus mini-hub.

     Most tickets for travel on America West are sold by travel agents through computer reservation systems that have been developed and are controlled by other airlines. Travel agents generally receive commissions based on the price of tickets sold. Accordingly, airlines compete not only with respect to the price of tickets sold but also with respect to the amount of commissions paid. Airlines often pay additional commissions in connection with special revenue programs. Federal regulations have been promulgated that are intended to diminish preferential schedule displays and other practices with respect to the reservation systems that place the Company and other similarly situated users at a competitive disadvantage to the airlines controlling the systems. In addition, the Company began testing electronic or paperless ticketing on May 15, 1995 which the Company believes may reduce distribution costs.

FREQUENT FLYER PROGRAM

     All major airlines have established frequent flyer programs to encourage travel on that particular carrier. America West offers the FlightFund program that allows members to earn mileage credits by flying America West and by using the services of other program participants such as hotels, car rental firms and other specialty services and by flying certain partner carriers. Through the Company's alliance agreement with Continental, the Company has formed a frequent flyer program partnership. FlightFund and One Pass members may now earn and redeem mileage credit in connection with flights to all America West and Continental destinations. In addition, the Company periodically offers special short-term promotions that allow members to earn additional free travel awards or mileage credits. When a FlightFund member accumulates mileage credits of 20,000 miles, the Company issues mileage award certificates that can be redeemed for various travel awards, including first class upgrades and tickets on America West or other airlines participating in America West's frequent flyer program. Most travel awards are subject to blackout dates and capacity controlled seating. Mileage award certificates automatically expire after two years if issued prior to April 1, 1993 and after three years for certificates issued after that date. Travel is valid up to one year from the date of ticketing. FlightFund awards may also be redeemed for flights to certain international destinations and Hawaii. America West is required to purchase space on other airlines to accommodate such award redemption.

     The Company accounts for the FlightFund program under the incremental cost method whereby travel awards are valued at the incremental cost of carrying one additional passenger. Costs including passenger food, beverages, supplies, fuel, liability insurance, purchased space on other airlines and denied boarding compensation are accrued as frequent flyer program participants accumulate mileage to their accounts. Such unit costs are based upon expenses expected to be incurred on a per passenger basis. No profit or overhead margin is included in the accrual for these incremental costs.

     FlightFund's current membership is approximately 2.2 million participants. At December 31, 1994, 1993 and 1992, the Company estimated that approximately 369,000, 238,000 and 238,000 travel awards were expected to be redeemed. Correspondingly, the Company had an accrued liability of $9.8 million, $7.4 million and $7.3 million for 1994, 1993 and 1992, respectively. The accrual is based upon the Company's estimates of mileage earned that will eventually be redeemed for a travel award.

     The number of FlightFund travel awards redeemed for round-trip travel for the years ended December 31, 1994, 1993 and 1992, was approximately 109,000, 99,000 and 106,000, respectively, representing 2.6%, 2.8% and 3.0% of total revenue passenger miles for each respective period. The Company does not believe that the usage of free travel awards results in any significant displacement of revenue passengers due to the Company's ability to manage frequent flyer travel by use of blackout dates and limited seat availability.

FACILITIES

     America West's principal facilities are associated with its hub operations in Phoenix, Las Vegas and Columbus. The Company operates from Terminal 4 of Phoenix Sky Harbor International Airport pursuant to a lease agreement that includes 28 gates and approximately 258,200 square feet at December 31, 1994. The Company also leases approximately 25,000 square feet of additional space at the airport for administrative offices and pilot training. The Company owns a 660,000 square foot maintenance and technical support facility that includes four hangar bays, hangar shops, two flight simulator bays, and warehouse and commissary facilities.

     In Las Vegas, the Company leases approximately 80,000 square feet of space at McCarran International Airport, which includes seven gates and adjoining holding room areas. At the Company's Columbus mini-hub, the Company leases 30,000 square feet and two gates and has the ability to sublease additional gates from other airlines as the need arises. Pursuant to the Company's alliance agreement with Continental, certain of the station operations for both carriers have been consolidated in an effort to reduce operating expenses.

     Space for ticket counters, gates and back offices has also been obtained at each of the other airports served by the Company, either by lease from the airport operator or by sublease from another airline. Some of the Company's airport sublease agreements include requirements that the Company purchase various ground services at the airport from the lessor airline at rates in excess of what it would cost the Company to provide those services itself.

     The Company owns the 68,000 square foot America West Corporate Center at 222 South Mill Avenue in Tempe, Arizona. The Company currently leases approximately 500,000 square feet of general office and other space in Phoenix and Tempe, Arizona.

GOVERNMENT REGULATIONS

     Noise Abatement and Other Restrictions. The Airport Noise and Capacity Act of 1990 provides, with certain exceptions, that after December 31, 1999, no person may operate certain large civilian turbo-jet aircraft in the United States that do not comply with Stage III noise levels, which is the FAA designation for the quietest commercial jets. These regulations will require carriers to gradually phase out their noisier jets, either replacing them with quieter Stage III jets or equipping them with hush kits to comply with noise abatement regulations, over a five-year period commencing December 31, 1994. As of September 1, 1995, the Company's fleet consisted of 91 aircraft of which 22 aircraft meet the FAA's Stage II (but not Stage III) noise reduction requirements and must be retired or significantly modified prior to the year 2000. Management is currently considering its options regarding such aircraft.

     Numerous airports, including those serving Boston, Denver, Los Angeles, Minneapolis-St. Paul, New York City, San Diego, San Francisco, San Jose, Orange County, Washington, D.C., Burbank and Long Beach have imposed restrictions such as curfews, limits on aircraft noise levels, mandatory flight paths, runway restrictions and limits on number of average daily departures, which limit the ability of air carriers to provide service to or increase service at such airports. In February 1995, the Company obtained approval to increase service at Orange County's John Wayne Airport, which is a capacity controlled airport, by five daily flights. The Port Authority of New York and New Jersey is considering a phaseout of Stage II aircraft on a more accelerated basis than that of the FAA requirement. The Company's Boeing 757-200s, 737-300s and Airbus A320s all comply with the noise abatement requirements of the airports listed above.

     Fuel Tax Increases. In August 1993, the federal government increased taxes on fuel, including aircraft fuel, by 4.3 cents per gallon. Airlines were exempt from this tax increase until October 1, 1995. This new tax will increase the Company's annual operating expenses by approximately $13 million based upon its 1994 fuel consumption levels. A bill to extend the airline exemption for two years has recently been passed by the Ways and Means Committee of the House of Representatives. There can be no assurance that such bill will be enacted by Congress.

     PFC Charges. During 1990, Congress enacted legislation to permit airport authorities, with prior approval from the DOT, to impose passenger facility charges ("PFCs") as a means of funding local airport projects. These charges, which are intended to be collected by the airlines from their passengers, are limited to $3.00 per enplanement, and to no more than $12.00 per round trip. As a result of competitive pressure, the Company and other airlines have been limited in their abilities to pass on the cost of the PFCs to passengers through fare increases.

     Environmental Matters. The Company is subject to regulation under major environmental laws administered by state and federal agencies, including those governing air, water and waste discharge activities. In some locations there are also county and sanitary sewer district agencies which regulate certain environmental aspects of the Company's operations. While the Company strives to comply with environmental laws and regulations, the Company has incurred and may incur costs related to noncompliance with applicable environmental laws including soil and groundwater cleanup and related other response costs. The Company believes, however, that under current environmental laws and regulations these costs would not have a material adverse effect on the Company's financial condition.

     Many airports in the United States are the subject of soil and groundwater investigations conducted by state and federal agencies with respect to various aspects of airport operations. While the Company operates facilities at some of these affected airports, the Company does not believe that its operations have been included within the ambit of any of these investigations.

     Aging Aircraft Maintenance. The FAA issued several Airworthiness Directives ("AD") in 1990 mandating changes to the older aircraft maintenance programs. These ADs were issued to ensure that the oldest portion of the nation's fleet remains airworthy. The FAA is requiring that these aircraft undergo extensive structural modifications. These modifications are required upon the accumulation of 20 years time in service, prior to the accumulation of a designated number of flight cycles or prior to 1994 deadlines established by the various ADs, whichever occurs later. Six of the Company's 91 aircraft are currently affected by these aging aircraft ADs and are in compliance with such ADs. The Company constantly monitors its fleet of aircraft to ensure safety levels which meet or exceed those mandated by the FAA or the DOT.

     Safety. America West is subject to the jurisdiction of the FAA with respect to aircraft maintenance and operations, including equipment, dispatch, communications, training, flight personnel and other matters affecting air safety. The FAA has the authority to issue new or additional regulations. To ensure compliance with its regulations, the FAA requires the Company to obtain operating, airworthiness and other certificates which are subject to suspension or revocation for cause. In addition, a combination of FAA and Occupational Safety and Health Administration regulations on both federal and state levels apply to all of America West's ground-based operations.

     Slot Restrictions. At New York City's Kennedy Airport and LaGuardia Airport, Chicago's O'Hare International Airport and Washington's National Airport, which have been designated "High Density Airports" by the FAA, there are restrictions on the number of aircraft that may land and take-off during peak hours. In the future, these take-off and landing time slot restrictions and other restrictions on the use of various airports and their facilities may result in further curtailment of services by, and increased operating costs for, individual airlines, including America West, particularly in light of the increase in the number of airlines operating at such airports. In general, the FAA rules relating to allocated slots at the High Density Airports contain provisions requiring the relinquishment of slots for nonuse and permits carriers, under certain circumstances, to sell, lease or trade their slots to other carriers. All slots must be used on 80% of the dates during each two-month reporting period. Failure to satisfy the 80% use rate will result in loss of the slot. The slot would revert to the FAA and be reassigned through a lottery arrangement.

     The Company currently utilizes two slots at New York City's Kennedy Airport, four slots at New York City's LaGuardia Airport, four slots at Chicago's O'Hare International Airport and six slots at Washington's National Airport. Four of the slots at Washington's National airport are subject to expiration annually in December. One year renewals have been sought and obtained each year since 1989 when the slots were first acquired. The Company is seeking renewals for these slots for 1996 but no assurance can be given that such renewals will be obtained. The average utilization rates by the Company of all the foregoing slots range from 86% to 100%.

     Civil Reserve Air Fleet Program. In time of war or during a national emergency, United States air carriers may be required to provide airlift services to the Military Airlift Command under the Civil Reserve Air Fleet Program.

LEGAL PROCEEDINGS

     The Company emerged from bankruptcy on the Effective Date after operating as a debtor-in-possession since June 27, 1991, when the Company filed a voluntary petition to reorganize under Chapter 11 of the Bankruptcy Code. The Bankruptcy Court confirmed the Company's plan of reorganization (the "Plan") on August 10, 1994. Pursuant to the Plan, the previously outstanding equity interests in the Company were canceled as of the Effective Date and new stock was issued. In addition, the Company's obligations to certain prepetition creditors were restructured and general unsecured nonpriority prepetition creditors received, in full satisfaction of their claims, shares of Class B Common Stock and cash. The Plan also provided for the disposition of numerous other matters, including the satisfaction of certain other prepetition claims in accordance with negotiated settlement agreements, the disposition of various types of claims asserted against the Company, the adherence to the Company's aircraft lease agreements, the amendment of the Company's aircraft purchase agreements and the release of the Company's employees from all obligations arising under the Company's stock purchase plan in consideration for the cancellation of the shares of the stock securing such obligations. As contemplated by the Plan, certain administrative and priority tax claims remain pending against the Company, which, if ultimately allowed by the Bankruptcy Court, would represent general obligations of the Company. Such claims include claims of various state and local tax authorities, most of which represent ordinary course pre-bankruptcy tax obligations not paid during the pendency of the bankruptcy proceedings, certain indemnification obligations under contractual obligations assumed by the Company pursuant to the Plan, and various other matters.

     In connection with the state and local tax claims, the Company has reserved certain amounts believed by management to be adequate. With respect to ongoing indemnity obligations, the Company has been informed by one of its aircraft sublessors that it may assert an administrative claim, in an unspecified amount, as a result of the Internal Revenue Service potentially disallowing certain tax benefits claimed by the head lessor of certain aircraft which are subleased to the Company. The Company is unable to predict whether the Internal Revenue Service will prevail in matters asserted against the head lessor and whether the Company will incur any liability in connection with such claims, or the amount of any such liability, if incurred. However, management believes that the disposition of these matters will not have a material adverse effect on the Company's financial condition.

     In August 1991, the Commission informally requested that the Company provide the Commission with certain information and documentation underlying disclosures made by the Company in annual and quarterly reports filed with the Commission by the Company in 1991. The Company cooperated with the Commission's informal inquiry. On March 29, 1994, the Company's Board of Directors approved the submission of an offer of settlement for the purpose of resolving the inquiry through the entry of a consent decree pursuant to which the Company would, while neither admitting nor denying any violation of the securities laws, agree to comply with its future reporting obligations under Section 13 of the Exchange Act. The Company was advised on May 6, 1994 that the Commission agreed to accept the Company's offer of settlement. In order to implement the settlement, on May 12, 1994 the Commission issued an "Order Instituting Proceedings Pursuant to Section 21C of the Exchange Act and Opinion and Order of the Commission" (the "Order") finding the Company's Form 10-K for the year ending December 31, 1990, violated Section 13(a) of the Exchange Act and Rule 13a-1 thereunder, and that the Company's Form 10-Q for the first quarter of 1991 violated Section 13(a) of the Exchange Act and Rule 13a-13 thereunder, and ordered that the Company cease and desist from violating Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 promulgated under the Exchange Act. The Order provides that the Company neither admits nor denies any violation of the securities laws.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Information with respect to the executive officers and directors of the Company as of September 30, 1995, is set forth below.

                NAME                     AGE                 POSITION WITH THE COMPANY
-------------------------------------    ---     --------------------------------------------------
William A. Franke....................    58      Chairman of the Board and Chief Executive Officer
A. Maurice Myers.....................    55      President, Chief Operating Officer and Director
Julia Chang Bloch....................    53      Director
Stephen F. Bollenbach................    53      Director
Frederick W. Bradley, Jr. ...........    68      Director
James G. Coulter.....................    35      Director
John F. Fraser.......................    65      Director
John L. Goolsby......................    53      Director
Richard C. Kraemer...................    52      Director
John R. Power, Jr. ..................    39      Director
Larry L. Risley......................    50      Director
Frank B. Ryan........................    59      Director
Richard P. Schifter..................    42      Director
John F. Tierney......................    50      Director
Raymond S. Troubh....................    69      Director
Thomas F. Derieg.....................    55      Senior Vice President -- Operations
John R. Garel........................    37      Senior Vice President -- Marketing and Sales
Robert S. Nichols, Jr................    49      Senior Vice President -- Customer Service
W. Douglas Parker....................    33      Senior Vice President and Chief Financial Officer
Michael A. Vescuso...................    50      Senior Vice President -- Human Resources
Martin J. Whalen.....................    55      Senior Vice President -- Corporate Affairs
C. A. Howlett........................    51      Vice President -- Public Affairs
Stephen L. Johnson...................    39      Vice President -- Legal Affairs

DIRECTORS OF THE COMPANY

     WILLIAM A. FRANKE.  Chairman of the Board and Chief Executive
Officer -- (Executive Committee). Mr. Franke was named Chairman of the Board of Directors in September 1992. On January 1, 1994, Mr. Franke was also elected to serve as the Company's Chief Executive Officer. In addition to his responsibilities at America West, Mr. Franke serves as president of Franke & Company, Inc., a financial services company he has owned since May 1987. From November 1989 until June 1990, Mr. Franke served as the Chairman of Circle K Corporation's executive committee with the responsibility for Circle K Corporation's restructuring. In May 1990, the Circle K Corporation filed a voluntary petition to reorganize under Chapter 11 of the United States Bankruptcy Code. From June 1990 until August 1993, Mr. Franke served as the chairman of a special committee of directors overseeing the reorganization of the Circle K Corporation. From 1990 until 1993, Mr. Franke also served in various other capacities at Circle K Corporation. Mr. Franke was also involved in the restructuring of the Valley National Bank of Arizona (now Bank One of Arizona). Mr. Franke serves as a director of Phelps Dodge Corp., Central Newspapers Inc. and the Air Transport Association of America.

     A. MAURICE MYERS. President and Chief Operating Officer. Mr. Myers was named President and Chief Operating Officer on January 1, 1994 and was named to the Board of Directors in 1994. In August 1995, Mr. Myers announced his desire to retire from the Company at or near the end of 1995. Prior to joining America West, Mr. Myers was the president and chief executive officer of Aloha Airgroup, an aviation services corporation which owns and operates Aloha Airlines and Aloha Island Air. Mr. Myers joined Aloha in

1983 as vice president of marketing and became its president and chief executive officer in June 1985. Mr. Myers is a member of the board of directors of Hawaiian Electric Industries.

     JULIA CHANG BLOCH. Ms. Bloch has been a member of America West's Board of Directors since August 26, 1994. She is the group executive vice president, corporate relations of Bank of America Corporation and has held that position since June 1993. Ms. Bloch served as the U.S. Ambassador to Nepal from September 1989 through May 1993. Ms. Bloch is a board member of the American Refugee Committee and the Himalaya Foundation and serves as a trustee of the Asian Art Museum Foundation and the Asia Society.

     STEPHEN F. BOLLENBACH. (Compensation Committee.) Mr. Bollenbach has been a member of America West's Board of Directors since August 26, 1994. He became senior executive vice president and chief financial officer of The Walt Disney Company in May 1995. Prior to May 1995, he was president and chief executive officer of Host Marriott Corp. Mr. Bollenbach served as chief financial officer of the Promus Companies from 1986 to 1990 and served as chief financial officer for the Trump Organization from 1990 to 1992. He served as executive vice president and chief financial officer of The Marriott Corporation from 1992 until 1993 at which time he became president and chief executive officer of Host Marriott Corporation until April 1995. He has served as a director of Host Marriott Corporation, Carr Realty Corporation and Mid-America Apartment Communities, and currently serves as a director of the Walt Disney Company.

     FREDERICK W. BRADLEY, JR. (Compensation Committee, Executive Committee.) Mr. Bradley has been a member of America West's Board of Directors since September 1992. Immediately prior to joining the Board of Directors, Mr. Bradley was a senior advisor with Simat, Helliesen & Eichner, Inc. Mr. Bradley formerly was a senior vice president of Citibank/Citicorp's Global Airline and Aerospace business. Mr. Bradley joined Citibank/Citicorp in 1958. In addition, Mr. Bradley is a member of the board of directors of Shuttle, Inc. (USAir Shuttle) and the Institute of Air Transport, Paris, France. Mr. Bradley also is chairman of the board of directors of Aircraft Lease Portfolio Securitization 92-1 Ltd. and 94-1 Ltd.

     JAMES G. COULTER. (Executive Committee). Mr. Coulter has been a member of America West's Board of Directors since August 26, 1994. Since 1992, Mr. Coulter has been a managing director of Texas Pacific Group, an investment firm. From 1986 to August 1992, Mr. Coulter was vice president of Keystone, Inc. (formerly Robert M. Bass Group, Inc.), a private investment firm based in FortWorth, Texas. From April 1993 until he became a member of the Company's Board, Mr. Coulter was a member of the board of directors of Continental. Mr. Coulter also serves as a director of American Savings Bank and Allied Waste Industries, Inc.

     JOHN F. FRASER. Mr. Fraser has been a member of America West's Board of Directors since August 26, 1994. He is vice chairman of Russel Metals, Inc., a metals distribution and processing company that was formed when Federal Industries, Ltd. and FedMet, Inc. was joined together in May 1995. Mr. Fraser was chairman and chief executive officer of Federal Industries Ltd. from March 1991 to May 1995, and president and chief executive officer from May 1978 to March 1991. Mr. Fraser was a member of the Board of Directors of Continental from August 1993 through August 3, 1994. Mr. Fraser is a director of Air Canada, Bank of Montreal, Centra Gas Manitoba Inc., Coca-Cola Beverages Limited, Ford Motor Company of Canada, Limited, Inter-City Products Corporation, Shell Canada Limited and The Thomson Corporation.

     JOHN L. GOOLSBY. (Audit Committee.) Mr. Goolsby has been a member of America West's Board of Directors since August 26, 1994. He has been the president of The Hughes Corporation and The Howard Hughes Corporation (formerly named the Summa Corporation), the principal operating companies of the Howard Hughes Estate, since 1988, and has been the chief executive officer of those companies since 1990. In addition, Mr. Goolsby serves as a director of Nevada Power Company and Bank of America Nevada. He also serves as a trustee of The Donald W. Reynolds Foundation.

     RICHARD C. KRAEMER. (Compensation Committee.) Mr. Kraemer has been a member of America West's Board of Directors since September 1992. He is a director and serves as president, chief executive officer and chief operating officer of UDC Homes, Inc., a Phoenix-based homebuilding company which he joined in 1975. UDC Homes, Inc. filed for protection under Chapter 11 of the U.S. Bankruptcy

Code in May 1995. The plan for the reorganization of UDC Homes, Inc. was confirmed by the bankruptcy court on October 3, 1995.

     JOHN R. POWER, JR. (Executive Committee.) Mr. Power has been a member of America West's Board of Directors since August 26, 1994. He is president of The Patrician Corporation, an investment company. Prior to joining The Patrician Corporation, Mr. Power served as vice president at Continental Bank.

     LARRY L. RISLEY. (Audit Committee.) Mr. Risley has been a member of America West's Board of Directors since August 26, 1994. He has been the chief executive officer and chairman of the board of directors of Mesa since the founding of the company in 1983. From 1979 to 1982, Mr. Risley was president of Mesa Aviation Services, Inc.

     FRANK B. RYAN. (Audit Committee.) Dr. Ryan has been a member of America West's Board of Directors since March 17, 1995. Since August 1990, Dr. Ryan has been a professor of mathematics and of computational and applied mathematics and formerly the vice president of external affairs of Rice University. From 1988 to 1990, Dr. Ryan served as president and chief executive officer of Contex Electronics, Inc., an electronic component manufacturing company. Dr. Ryan serves on the board of directors of Danielson Holding Corporation and as a governor advisor to Rice University.

     RICHARD P. SCHIFTER. (Compensation Committee.) Mr. Schifter has been a member of America West's Board of Directors since August 26, 1994. He has been a managing director of Texas Pacific Group, an investment firm, since July 1994. Mr. Schifter serves of counsel to the Washington D.C. based law firm of Arnold & Porter, where he was an associate from 1979 to 1986 and a partner from 1986 to July 1994. Mr. Schifter serves on the board of directors of Favorite Brands, Inc.

     JOHN F. TIERNEY. Mr. Tierney has served as a member of the Board of Directors since December 1993. Mr. Tierney is the assistant chief executive and finance director of GPA Group plc, an Irish aircraft leasing concern, and has served GPA in such capacity since 1993. From 1981 to 1993, he served as chief financial officer of GPA.

     RAYMOND S. TROUBH. (Audit Committee.) Mr. Troubh has been a member of America West's Board of Directors since August 26, 1994. He is a financial consultant and currently serves on the board of directors of ADT Limited, Applied Power Inc., ARIAD Pharmaceuticals, Inc., Becton, Dickinson and Company, Benson Eyecare Corporation, Foundation Health Corporation, General American Investors Company, Manville Corporation, Olsten Corporation, Petrie Stores Corporation, Riverwood International Corporation, Time Warner Inc., Triarc Companies, Inc. and WHX Corporation.

EXECUTIVE OFFICERS OF THE COMPANY

     Set forth below is information respecting the names, ages, positions and offices with the Company of the executive officers of the Company other than Messrs. Franke and Myers who are described above.

     THOMAS F. DERIEG. Senior Vice President -- Operations. Mr. Derieg joined the Company in July 1994. For the preceding seven years, Mr. Derieg served as Senior Vice President -- Operations at Aloha Airgroup, Inc. in Honolulu. Mr. Derieg served in the U.S. Air Force from 1963 to 1969, and from 1970 to 1987 held a variety of positions in areas of operations and maintenance in the air transportation industry.

     JOHN R. GAREL. Senior Vice President -- Marketing and Sales. Mr. Garel joined the Company in April 1995. From 1993 until early 1995, Mr. Garel was the Chief Executive Officer of Cadmus Journal Services, a division of Cadmus Communications located in Baltimore. Prior to that, Mr. Garel was with Northwest Airlines, serving from 1990 to 1992 as Vice President, Financial Planning and Analysis and, thereafter, as Vice President, Market Development and Area Marketing. From 1982 to 1990, Mr. Garel worked for American Airlines in several management and senior capacities.

     ROBERT S. NICHOLS, JR. Senior Vice President -- Customer Service. Mr. Nichols joined the Company in April 1995. Before joining the Company, Mr. Nichols spent 27 years with Marriott Hotels, Resorts & Suites. From 1991 until 1994 Mr. Nichols held the position of Senior Vice President, Total Quality

Management. From 1984 to 1991 Mr. Nichols served as Regional Vice President from 1982 to 1984 as Vice President, Human Resources Development and before that in a number of other positions with Marriott.

     W. DOUGLAS PARKER. Senior Vice President and Chief Financial Officer. Mr. Parker joined the Company in June 1995. Previously, he served for four years at Northwest Airlines, most recently as Vice President and Assistant Treasurer and previously as Vice President of Financial Planning and Analysis. Prior to his position at Northwest, Mr. Parker served in various positions at American Airlines.

     MICHAEL A. VESCUSO. Senior Vice President -- Human Resources. Mr. Vescuso joined the Company in September 1994. Prior to such time, Mr. Vescuso worked as an organizational and management development consultant. From 1990 to 1992 he was the Director, Organization and Development of Frito-Lay, Inc. From 1978 to 1990, he held several senior management positions at HBJ, Inc., including the position of human resources officer.

     MARTIN J. WHALEN. Senior Vice President -- Corporate Affairs. Mr. Whalen joined the Company in July 1986 and served as Senior Vice
President -- Administration and General Counsel until February 1995. From 1980 until July 1986, Mr. Whalen was employed by McDonnell Douglas Helicopter Company and its predecessors, most recently as Vice President of Administration. He also held positions in labor relations, personnel and legal affairs at Hughes Airwest and Eastern Airlines.

     C. A. HOWLETT. Vice President -- Public Affairs. Mr. Howlett joined the Company in January 1995. Prior to such time, Mr. Howlett maintained a government relations practice as a principal at the law firm of Lewis and Roca in Phoenix. Mr. Howlett's prior work experience has included senior positions with Salt River Project, the City of Phoenix and The White House where he served as special assistant to President Ronald Reagan for intergovernmental affairs.

     STEPHEN L. JOHNSON. Vice President -- Legal Affairs. Mr. Johnson joined the Company in February 1995. From 1993 to 1994, Mr. Johnson served as Senior Vice President and General Counsel to GE Capital Aviation Services Limited, in Shannon, Ireland. From 1989 to 1993 Mr. Johnson was employed by GPA Group plc, also in Shannon, from 1989 to 1991 as Vice President and Senior Counsel and from 1991 to 1993 as Senior Vice President and General Counsel to GPA's Leasing Division. From 1982 until 1989, Mr. Johnson was engaged in the private practice of law.

COMPENSATION OF EXECUTIVE OFFICERS

     The following table sets forth information for the years ended December 31, 1994, 1993 and 1992 with respect to compensation for services to America West paid to the chief executive officer and the five most highly compensated executive officers of the Company during 1994.

                           SUMMARY COMPENSATION TABLE

                                                  ANNUAL COMPENSATION
                                       -----------------------------------------
                                                                 OTHER ANNUAL            ALL OTHER
     NAME AND PRINCIPAL POSITION       YEAR     SALARY($)     COMPENSATION($)(1)     COMPENSATION($)(2)
-------------------------------------  ----     ---------     ------------------     ------------------
William A. Franke(3).................  1994       450,000             5,625               1,224,375
  Chairman of the Board and            1993       450,000          --                      --
  Chief Executive Officer              1992       131,250          --                      --

A. Maurice Myers(4)..................  1994       376,442           104,688                 421,415
  President and Chief
  Operating Officer

Martin J. Whalen.....................  1994       142,464             2,406                 190,883
  Senior Vice President -- Corporate   1993       134,400             4,368                   3,873
  Affairs and Secretary                1992       134,400          --                         3,808

Raymond T. Nakano(5).................  1994       132,447             2,237                 190,103
  Vice President and Controller        1993       124,950             4,061                   1,973
                                       1992       124,950          --                           975

Thomas P. Burns(6)...................  1994       130,592             2,205                 105,058
  Vice President -- Sales              1993       123,200             4,004                   3,385
                                       1992       123,200          --                         3,659

Alphonse E. Frei(7)..................  1994       129,249             2,807                  98,479
  Senior Vice President -- Finance     1993       156,800             5,096                   4,798
  and Chief Financial Officer          1992       156,800          --                         4,731

---------------
(1) For officers other than Mr. Myers, reflects amounts paid under the Company's Transition Pay Program.

(2) Includes a Reorganization success bonus paid to Mr. Franke in the form of 125,000 shares of Class B Common Stock, valued at $9.795 per share. Includes Reorganization success bonuses paid in cash to Messrs. Myers, Whalen, Nakano and Burns of $400,000, $185,000, $185,000 and $100,000,
     respectively. Includes matching contributions made by the Company under the Company's 401(k) plan for Messrs. Whalen, Nakano, Burns and Frei (i) in 1994 of $4,091, $4,128, $4,135 and $1,913, respectively, (ii) in 1993 of
     $2,081, $998, $1,908 and $2,249, respectively, and (iii) in 1992 of $2,016,
     $0, $2,182 and $2,182, respectively. Also includes premiums paid by the Company for life insurance for Messrs. Whalen, Nakano, Burns and Frei (i) in 1994 of $1,792, $975, $923 and $2,443, respectively, (ii) in 1993 of
     $1,792, $975, $1,477 and $2,549, respectively, and (iii) in 1992 of $1,792,
     $975, $1,477 and $2,549, respectively. Includes a severance payment to Mr. Frei of $94,123 in 1994. For Mr. Myers, includes $21,415 in life insurance premiums paid by the Company in 1994.

(3) Mr. Franke's employment with the Company commenced on September 17, 1992.

(4) Mr. Myers recently announced that he will retire from the Company on December 31, 1995. Other annual compensation reflects payment of a $100,000 transition allowance in connection with commencement of employment with the Company and $4,688 paid to Mr. Myers under the Company's Transition Pay Program.

(5) Mr. Nakano's employment with the Company ended in August 1995.

(6) Mr. Burns' employment with the Company ended in May 1995.

(7) Mr. Frei's employment with the Company ended in July 1994.

                             OPTION GRANTS IN 1994

                                                                                       POTENTIAL MARKETABLE
                                                                                      VALUE AT ANNUAL RATE OF
                                 INDIVIDUAL GRANTS                                          STOCK PRICE
-----------------------------------------------------------------------------------        APPRECIATION
                           NUMBER OF          PERCENT OF      EXERCISE                    FOR OPTION TERM
                           SECURITIES        TOTAL OPTIONS      PRICE     EXPIRATION  -----------------------
        NAME           UNDERLYING OPTIONS   GRANTED IN 1994   ($/SHARE)     DATE          5%          10%
---------------------  ------------------   ---------------   ---------   ---------   ----------   ----------
William A. Franke....        355,000              100%          $8.75     12/1/2005   $1,953,565   $4,950,475

EMPLOYMENT AGREEMENTS

     Effective as of December 1, 1994, the Company entered into an employment agreement with William A. Franke for service as the Chairman of the Board and Chief Executive Officer of the Company for a term of one year with a possible one-year extension at Mr. Franke's election with the approval of the Company's Board of Directors. Under the agreement, Mr. Franke is to receive an annual cash base salary of at least $300,000, which amount may be increased at the Board's discretion. The agreement provides for (i) restricted stock grants for an aggregate of 66,334 shares of Class B Common Stock, (ii) options to purchase 355,000 shares of Class B Common Stock at an exercise price of $8.75 per share, and (iii) options to be granted at fair market value on the date of grant to purchase an aggregate of an additional 300,000 shares of Class B Common Stock. The options covering 400,000 of such shares are subject to vesting schedules. All of such options become fully vested and exercisable upon a "change in control" (as defined in the agreement) or in the event Mr. Franke's employment is terminated by reason of death or disability. The agreement also provides for a $2 million term life insurance policy for the benefit of beneficiaries designated by Mr. Franke, an allowance for administrative expenses of $50,000 per year and severance provisions that generally would apply upon termination of Mr. Franke's employment in the amount of $1.5 million if the termination is prior to August 25, 1996 and $1 million if the termination is after such date.

     In November 1995, the Company's board of directors approved the principal terms of a new employment agreement with Mr. Franke which agreement is currently being prepared and is expected to be finalized in the near future.

     In September 1994, the Company issued to Mr. Franke 125,000 fully-vested shares of Class B Common Stock as a Reorganization success bonus. The Company also loaned $470,282 to Mr. Franke for the purpose of enabling him to pay the income taxes attributable to such bonus. The loan (i) is payable in two equal installments on September 26, 2000 and September 26, 2001, (ii) bears interest (payable semi-annually) at the rate of 8% per annum (11% per annum after maturity) and (iii) is secured by a pledge of 62,500 of the bonus shares, but is otherwise non-recourse to Mr. Franke.

     Effective as of January 1, 1994, the Company entered into an employment agreement with A. Maurice Myers for service as President and Chief Operating Officer of the Company for a two-year term with automatic one-year extensions unless prior written notice is given by either party. Pursuant to the agreement, Mr. Myers is to receive an annual base salary of $375,000 for the period ended December 31, 1994 and $400,000 for the period beginning January 1, 1995, which amount may be increased in the Board's discretion. Pursuant to the agreement, the Company paid to Mr. Myers in 1994 a lump sum transition allowance of $100,000 and a Reorganization success bonus of $400,000. In addition, the Company made a $200,000 non-recourse home loan to Mr. Myers due 2003. In 1994, the Company also made a $320,000 non-recourse loan to Mr. Myers in connection with the exercise of certain options to purchase common stock of his previous employer and related taxes which loan is due 90 days after the term of the agreement or earlier upon certain events. Both loans bear interest at the applicable federal rate. The agreement also provides for certain pension benefits and severance provisions that provide for payments of up to 150% of Mr Myers' base salary that generally would apply upon termination of his employment. In 1995, under the Incentive Plan, the Company granted to Mr. Myers an option to purchase 200,000 shares of Class B Common Stock at an exercise price of $8.75 per share.

DIRECTOR COMPENSATION

     Each director who is not an officer or employee of the Company currently receives an annual retainer of $15,000 and $1,000 for each Board or committee meeting attended. Pre-Reorganization directors each received an annual retainer of $25,000 and $1,000 for each Board or committee meeting attended. Directors are also entitled to certain air travel benefits. Pursuant to the America West Airlines, Inc. 1994 Incentive Equity Plan as approved by the stockholders at the annual meeting in May 1995, (i) each non-employee director who served on the Board of Directors on December 31, 1994 was awarded an option to purchase 3,000 shares of Class B Common Stock and (ii) each new non-employee director elected after December 1, 1994 will automatically receive on the date of election an option to purchase 3,000 shares of Class B Common Stock. In addition, each non-employee director will be automatically granted an option to purchase 3,000 shares of Class B Common Stock on the day after each annual stockholders' meeting (commencing with the 1995 Annual Meeting).

OTHER ARRANGEMENTS

     Mr. Franke, Chairman of the Board of Directors, is also the president of the financial services firm, Franke & Company Inc. In order to assist Mr. Franke with certain costs associated with his service as Chairman and Chief Executive Officer, the Company pays Franke & Company Inc. an office overhead allowance of $4,167 per month in exchange for which Franke & Co. provides Mr. Franke's secretarial and administrative support.

MANAGEMENT RIGHTS AGREEMENT

     On the Effective Date, the Company and TPG entered into a Management Rights Agreement ("Management Rights Agreement") pursuant to which TPG is entitled, subject to certain restrictions, (i) to make proposals, recommendations and suggestions to the Company relating to the business and affairs of the Company,
(ii) discuss the affairs of the Company with officers, directors and accountants, and (iii) examine the Company's books and records. Proposals and recommendations made pursuant the Management Rights Agreement will not be binding on the Company and information provided to TPG will be subject to confidentiality and various other restrictions.

COMPENSATION COMMITTEE INTERLOCKS

     Two members of the pre-Reorganization Board and the pre-Reorganization Compensation Committee, John F. Tierney and Declan Treacy, were elected to the Board of Directors pursuant to a certain management letter agreement, as amended and restated, between the Company and its debtor-in-possession lenders, including GPA. Both Mr. Tierney and Mr. Treacy are executives of GPA. The management letter agreement terminated in connection with the Reorganization and Mr. Treacy's term expired on August 25, 1994. GPA's representation on the Company's Board is now determined pursuant to the Stockholders' Agreement and a voting agreement entered into between GPA and AmWest. Mr. Tierney continues to be a member of the Board, but is no longer a member of the Compensation Committee.

     GPA is a major supplier of leased aircraft and engines to the Company and provided financing to the Company prior to and during the bankruptcy proceedings. In June 1994, in connection with the Reorganization, the Company entered into a 1994 Put Agreement with GPA providing GPA with a right to lease up to eight aircraft to the Company. See "Management's Discussion and Analysis of Results of Operations and Financial Condition -- Liquidity and Capital Resources." In connection with the 1994 Put Agreement and for other consideration, GPA was paid approximately $30.5 million and issued certain equity securities by the Company as part of the Reorganization. This agreement replaced a similar agreement with GPA involving 10 aircraft (none of which were ever leased to the Company).

     Lease payments from America West to GPA under an agreement initially entered into in September 1990 (the "Aircraft Finance Agreement") and under a 1991 Put Agreement totaled approximately $63 million in 1994. As of December 31, 1994, the Company was obligated to pay approximately $1.1 billion over the life of the 16 aircraft leases under the Aircraft Finance Agreement. Payments by the Company to GPA under a debtor-in-possession financing facility established in September 1991 were approximately $61 million in 1994.

     Richard P. Schifter, a member of the Company's Board of Directors, and of the Compensation Committee is a vice president of TPG Advisors, which is the general partner of TPG GenPar, the general partner of TPG. TPG received Class A Common Stock and Class B Common Stock and warrants to purchase Class B Common Stock in exchange for its investment in America West pursuant to the Reorganization. Mr. Schifter serves of counsel to the law firm of Arnold & Porter, where he was a partner until July 1994. America West from time to time engages Arnold & Porter for certain legal services, not any of which are performed by Mr. Schifter.

     Each of the Company transactions described above was the result of arms'-length negotiation among the parties thereto and was concluded on what the Company believes to be terms no less favorable than would have been obtained had the transactions been entered into with non-affiliated third parties.

                              CERTAIN TRANSACTIONS

     The Company has certain alliance agreements with Continental and Mesa. See "Business -- Operations." Pursuant to a codesharing agreement with Mesa entered into in December 1992 (which was prior to Mesa becoming a significant stockholder), the Company assesses a per passenger charge for facilities, reservations and other services from Mesa for enplanements on the Mesa system. Such payments by Mesa to the Company totalled approximately $2.5 million for 1994.

     On October 14, 1994, the Company issued $13 million of its 11 1/4% Senior Unsecured Notes due 2001 ("11 1/4% Notes") to Fidelity (defined herein) and $10 million of such notes to Lehman (defined herein) in satisfaction of certain claims and other prepetition obligations totalling approximately $25 million held by Fidelity and Lehman. In connection with the issuance of such notes, Fidelity and Lehman also received cash payments of $2.1 million and $1.2 million, respectively, representing the portion of claims and other prepetition obligations not satisfied by the issuance of the notes and other payments made in connection with the settlement of such claims. In addition, Fidelity held an additional $100 million principal amount of the 11 1/4% Notes. In August 1995, the Company repurchased $48 million principal amount of the 11 1/4% Notes and exchanged the remaining $75 million principal amount of such notes for 10 3/4% Senior Unsecured Notes due 2005. In connection with such transaction, Fidelity was paid a fee equal to 3 5/8% of the principal amount of the new notes ($2,718,750). Fidelity and Lehman are principal stockholders of the Company. See "Principal Stockholders" and "Selling Securityholders."

     In 1994, the Company made certain loans to William A. Franke and A. Maurice Myers, both executive officers of the Company. For a description of such loans, see "Management -- Employment Agreements."

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth the beneficial ownership of the outstanding Common Stock of the Company by (i) each person who is known to the Company to own beneficially more than 5% of the outstanding Common Stock of America West,
(ii) each director of America West, (iii) each of the executive officers of America West named in the Summary Compensation Table and (iv) all executive officers and directors of America West as a group, in each case as of September 30, 1995. The beneficial ownership information set forth below does not include any shares that may be issued to the holders shown below upon the final adjudication of certain claims pending in connection with proceedings relating to the Company's Reorganization; however, the sale by such holders of any such shares is registered pursuant to the Registration Statement of which this Prospectus is a part.

                                                CLASS A SHARES               CLASS B SHARES           CLASS A AND B
                                              BENEFICIALLY OWNED           BENEFICIALLY OWNED           COMBINED
                                            ----------------------   ------------------------------   VOTING POWER
            BENEFICIAL OWNER(1)              NUMBER     PERCENTAGE     NUMBER            PERCENTAGE    PERCENTAGE
------------------------------------------- --------    ----------   -----------         ----------   -------------
TPG Partners, L.P.(2)......................  774,495        64.5%      6,924,818(3)          15.1%         43.1%
  201 Main Street
  Suite 2420
  Fort Worth, Texas 76102
Continental Airlines, Inc.(4)..............  325,505        27.1%      2,311,094(5)           5.2%         17.7%
  2929 Allen Parkway
  Houston, Texas 77019
Mesa Air Group, Inc.(6)....................  100,000         8.3%      2,985,239(7)           6.7%          7.6%
  2525 30th Street
  Farmington, New Mexico 87401
Lehman Brothers Inc........................    --          --          4,604,067(8)          10.4%          4.4%
  200 Vesey Street
  American Express Tower
  World Financial Center
  New York, NY 10285-1800
FMR Corp...................................    --          --          4,299,221(9)           9.7%          4.1%
  82 Devonshire Street
  Boston, MA 02109
GPA Group plc..............................    --          --          2,284,615(10)          5.1%          2.2%
  GPA House
  Shannon, County Clare
  Ireland
William A. Franke..........................    --          --            421,334(11)          1.0%        *
A. Maurice Myers...........................    --          --            --                 --           --
Martin J. Whalen...........................    --          --                 36(12)        *             *
Raymond T. Nakano..........................    --          --                  4(13)        --           --
Thomas P. Burns............................    --          --                101(14)        *             *
Alphonse E. Frei...........................    --          --                187(15)        *             *
Julia Chang Bloch..........................    --          --            --                 --           --
Stephen F. Bollenbach......................    --          --            --                 --           --
Frederick W. Bradley, Jr...................    --          --            --                 --           --
James G. Coulter(16)....................... 1,100,000       91.6%      9,235,912(3)(5)       19.9%         60.3%
John F. Fraser.............................    --          --            --                 --           --
John L. Goolsby............................    --          --              1,500            *             *
Richard C. Kraemer.........................    --          --            --                 --           --
John R. Power, Jr..........................    --          --            --                 --           --
Larry L. Risley(17)........................  425,505        35.4%      5,296,333(7)(5)       11.7%         25.2%
Frank B. Ryan(18)..........................    --          --            --                 --           --
Richard P. Schifter(19)....................  774,495        64.5%      6,924,818(3)          15.1%         43.1%
John F. Tierney(20)........................    --          --          2,284,615(21)          5.1%          2.2%
Raymond S. Troubh..........................    --          --              2,500            *             *
All executive officers and directors as a
  group (21 persons)....................... 1,200,000        100.0%   14,931,428(22)         30.5%         68.8%

---------------
  *  Less than 1%.

 (1) Information with respect to each beneficial owner of 5% of the Company's Common Stock is based solely on Schedules 13G filed by such beneficial owners with the Securities and Exchange Commission.

 (2) TPG is a Delaware limited partnership whose general partner is TPG GenPar, L.P., a Delaware limited partnership ("TPG GenPar"). The general partner of TPG GenPar is TPG Advisors, Inc., a Delaware corporation ("TPG Advisors"). The executive officers and directors of TPG Advisors are: David Bonderman (director and president), James G. Coulter (director and vice president), William Price (director and vice president), James O'Brien (vice president, treasurer and secretary), Richard P. Schifter (vice president) and Richard
     A. Ekleberry (vice president). Includes shares owned by TPG Parallel I, L.P., a Delaware limited partnership ("TPG Parallel"), and Air Partners II, L.P., a Texas limited partnership ("Air Partners II"). The general partner of each of TPG Parallel and Air Partners II is TPG GenPar. No other persons control TPG, TPG GenPar, TPG Advisors, TPG Parallel or Air Partners II.
 (3) Includes 1,911,523 shares of Class B Common Stock that may be acquired upon the exercise of Warrants.
 (4) Mr. Bonderman is also director and chairman of the board of Continental and Mr. Price is a director of Continental. Mr. Bonderman, Mr. Coulter and Mr. Price, through their control positions in Air Partners, L.P., a special purpose partnership formed in 1992 to participate in the funding of the reorganization of Continental and a significant shareholder in Continental, may be deemed to own beneficially a significant percentage of Continental's common stock.
 (5) Includes 802,860 shares of Class B Common Stock that may be acquired upon the exercise of Warrants.
 (6) Larry L. Risley, a director of the Company, is the chairman and chief executive officer of Mesa.
 (7) Includes 799,767 shares of Class B Common Stock that may be acquired upon the exercise of Warrants.
 (8) Includes 293,242 shares of Class B Common Stock that may be acquired upon the exercise of Warrants.
 (9) Includes 658,009 shares of Class B Common Stock that may be acquired upon the exercise of Warrants. The shares are owned directly by various funds and accounts advised by Fidelity Management & Research Company ("FMRC") or Fidelity Management Trust Company ("FMTC"), including Fidelity Copernicus Fund, L.P., Belmont Capital Partners II, L.P. and Belmont Fund, L.P. See "Selling Securityholders." FMRC, a wholly owned subsidiary of FMR Corp., is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under
     Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors. FMTC, a wholly owned subsidiary of FMR Corp., and a bank as defined in Section 3(a)(6) of the Exchange Act, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment advisor to certain other funds which are generally offered to limited groups of investors.
(10) Includes 1,384,615 shares that may be acquired upon exercise of Warrants.
(11) Includes 255,000 shares of Class B Common Stock that may be acquired upon exercise of stock options.
(12) Includes 16 shares of Class B Common Stock that may be acquired upon exercise of Warrants.
(13) Includes 3 shares of Class B Common Stock that may be acquired upon exercise of Warrants.
(14) Includes 74 shares of Class B Common Stock that may be acquired upon exercise of Warrants.
(15) Includes 137 shares of Class B Common Stock that may be acquired upon exercise of Warrants.
(16) Represents shares of Class A Common Stock and Class B Common Stock held by TPG and Continental. In connection with Mr. Coulter's positions described in footnote (2) above, Mr. Coulter may be deemed to own beneficially such shares. Mr. Coulter disclaims beneficial ownership of such shares.
(17) Represents shares held by Mesa and Continental. Through his position as chairman and chief executive officer of Mesa and his position in Air Partners, L.P., Mr. Risley may be deemed to own beneficially such shares. Mr. Risley disclaims beneficial ownership of such shares.
(18) Dr. Frank B. Ryan became a member of the Board of Directors on March 17, 1995.
(19) Represents shares held by TPG. In connection with Mr. Schifter's position described in footnote (2) above, Mr. Schifter may be deemed to own beneficially such shares. Mr. Schifter disclaims beneficial ownership of such shares.
(20) Represents shares held by GPA. Through his position at GPA, Mr. Tierney may be deemed to own beneficially such shares. Mr. Tierney disclaims beneficial ownership of such shares.
(21) Includes 1,384,615 shares that may be acquired upon exercise of Warrants.
(22) Includes 5,153,995 shares of Class B Common Stock that may be acquired upon exercise of Warrants.

STOCKHOLDERS' AGREEMENTS

     On the Effective Date, the Company, AmWest, GPA, and certain designated stockholder representatives entered into an agreement (the "Stockholders' Agreement") with respect to certain matters involving the Company. Upon the dissolution of AmWest, which occurred immediately following the Effective Date, the provisions of the Stockholders' Agreement with respect to AmWest became binding upon TPG, Continental and Mesa. As used below, "AmWest" means TPG, Continental and Mesa in their capacities as successors-in-interest to AmWest under the Stockholders' Agreement.

     The Stockholders' Agreement provides that, for a period lasting until the first annual meeting after the third anniversary of the Effective Date (the "Voting Period"), America West's Board of Directors will consist of 15 members including (i) nine members designated by AmWest; (ii) one member designated by GPA for as long as GPA retains at least 2% of the voting equity securities of the Company; and (iii) five independent directors (the "Independent Directors") initially including (a) three directors designated by the official committee of the unsecured creditors, (b) one member designated by the official committee of the equity security holders and (c) one director designated by the pre-Reorganization Board of Directors from among the executive officers of the Company. The Stockholders' Agreement provides that during the Voting Period, AmWest and GPA will vote all shares of Common Stock owned by them in favor of the re-election of the initially designated Independent Directors for as long as such Independent Directors continue to serve.

     In addition, AmWest and GPA agreed that (i) AmWest will vote in favor of GPA's nominee to the Company's Board of Directors, and (ii) GPA will vote in favor of AmWest's nine nominees to the Company's Board of Directors for so long as (a) AmWest owns at least 5% of the voting equity securities of the Company and (b) GPA owns at least 2% of the voting equity securities of the Company.

     The Stockholders' Agreement also provides that no director nominated by AmWest will be an employee or officer of Continental. All directors who are selected by or who are directors of Continental or Mesa and all directors who are employees or officers of Mesa are required by the Stockholders' Agreement to recuse themselves from voting on or receiving information on any matters involving negotiations or direct competition between their respective companies and America West.

     In addition, the Stockholder's Agreement provides that until the annual meeting after the third anniversary of the Effective Date, approval of transactions in which AmWest or its affiliates may participate will require the affirmative vote of the holders of a majority of the voting power of the outstanding shares of each class of common stock of the Company entitled to vote, voting as a single class and excluding any shares owned by AmWest or any of its affiliates. Transactions to which such restriction applies include any merger or consolidation of the Company with or into AmWest or its affiliates, any sale or other disposition of all or a substantial part of the assets of the Company to AmWest or its affiliates and certain other transactions in which AmWest or its affiliates would acquire an increased ownership of equity securities in the Company. The Company does not believe these restrictions will have any adverse effects on the stockholders of the Company.

     Under the terms of the Stockholders' Agreement, neither AmWest nor any affiliate of AmWest may sell or otherwise transfer any Common Stock (other than to an affiliate of the transferor) if, after giving effect thereto or to any related transaction, the total number of shares of Class B Common Stock beneficially owned by the transferor is less than twice the number of shares of Class A Common Stock beneficially owned by the transferor, except in certain circumstances.

     In addition, the Stockholders' Agreement provides that, for a period of three years after the Effective Date, AmWest shall not sell, in a single transaction or related series of transactions, shares of Common Stock representing 51% or more of the combined voting power of shares of Common Stock then outstanding other than (i) pursuant to or in connection with a tender or exchange offer for all shares of Common Stock and for the benefit of all others of Class B Common Stock on a pro rata basis at the same price per share and on the same economic terms, (ii) to any affiliate of AmWest, (iii) to any affiliate of AmWest's partners, (iv) pursuant to a bankruptcy or insolvency proceeding,
(v) pursuant to judicial order, legal process, execution or attachment or (vi) in a public offering.

                            SELLING SECURITYHOLDERS

     The Selling Securityholders are shown in the table below. In connection with the Reorganization, the partners of AmWest, together with Lehman Brothers Inc. ("Lehman") and Fidelity Management Trust Company and its affiliates ("Fidelity"), as assignees of AmWest, invested $205.3 million in consideration for the issuance of securities by the Company, consisting of 1,200,000 shares of Class A Common Stock at a price of $7.467 per share; 12,981,636 shares of Class B Common Stock, including 12,259,821 shares at a price of $7.467 per share and 721,815 shares at $8.889 per share; 2,769,231 Warrants; and $100 million principal amount of senior notes. In addition, TPG and Fidelity, as the holders of preferred equity interests of the Company, each received $250,000 and TPG purchased 125,000 shares of Class B Common Stock (representing shares acquired pursuant to certain subscription rights at a price of $8.889 per share). The Company also executed letter agreements with Fidelity and Lehman reflecting the principal terms relating to the settlement of certain prepetition claims held by Fidelity and by Lehman. Pursuant to these letters, on October 14, 1994, the Company issued an additional $23 million of senior notes to Fidelity and Lehman in exchange for full satisfaction of approximately $25 million of prepetition secured claims and pre-payment of a $1.3 million lease obligation. Additionally, cash aggregating $2.1 million and $1.2 million was paid to Fidelity and Lehman, respectively.

     In exchange for certain concessions principally arising from cancellation of the right of GPA to lease to America West 10 Airbus A320 aircraft at specified rates, GPA, received 900,000 shares of Class B Common Stock; 1,384,615 Warrants; a cash payment of approximately $30.5 million; the right to require the Company to lease up to eight aircraft; and the right to designate one director of the Company for so long as GPA owns 2% of the Common Stock of the Company.

     In addition, 125,000 shares of Class B Common Stock issued to Mr. Franke in connection with a Reorganization success bonus are covered by the Registration Statement of which this Prospectus is a part.

     The following table sets forth as of September 30, 1995 the name of each Selling Securityholder, and the amount of the Securities owned by each such Selling Securityholder which are subject to being offered hereby. Except for William A. Franke, whose beneficial ownership includes shares that may be acquired by him upon the exercise of certain options, the securities subject to offering and sale by the Selling Securityholders pursuant hereto constitute all of the holdings of such securities by such Selling Securityholders. For the respective percentages of the Company's securities beneficially owned by each Selling Securityholder (including such ownership as may be attributed to such securityholders) prior to the offering, see "Principal Stockholders." The shares reflected in the following table do not include shares that may be issued to Selling Securityholders upon the final adjudication of certain claims pending in connection with proceedings relating to the Company's Reorganization. Any such shares issued to Selling Securityholders will also be subject to being offered hereby.

                                                     SHARES OF          SHARES OF
                                                      CLASS A            CLASS B         NUMBER OF
                                                    COMMON STOCK     COMMON STOCK(1)     WARRANTS
                                                    ------------     ---------------     ---------
TPG Partners, L.P.................................      642,078          5,741,150       1,584,915
TPG Parallel I, L.P. .............................       64,699            578,338         159,580
Air Partners II, L.P. ............................       67,718            605,330         167,028
Continental Airlines, Inc.........................      325,505          2,311,094         802,860
Mesa Air Group, Inc...............................      100,000          2,985,239         799,767
GPA Group plc.....................................           --          2,284,615       1,384,615
Fidelity Copernicus Fund, L.P.....................           --          2,656,823         100,116
Belmont Capital Partners II, L.P..................           --            627,811         524,521
Belmont Fund, L.P.................................           --            616,078          33,372
Lehman Brothers Inc...............................           --          4,575,601         293,242
William A. Franke.................................           --            125,000              --
                                                    ------------     ---------------     ---------
          TOTAL...................................    1,200,000         23,107,079       5,850,016
                                                    ===========      =============        ========

---------------
(1) Includes in each case a number of shares that may be acquired upon exercise of Warrants equal to the number of Warrants held by such person and offered pursuant to this Prospectus.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 1,200,000 shares of Class A Common Stock, $.01 par value, 100,000,000 shares of Class B Common Stock, $.01 par value, and 48,800,000 shares of preferred stock, $.01 par value (the "Preferred Stock"). As of September 30, 1995, there were 1,200,000 outstanding shares of Class A Common Stock and 43,966,891 outstanding shares of Class B Common Stock.

     The material terms of the Company's capital stock are summarized below. The following description is a summary only, however, and is not intended to be complete and is qualified by reference to the provisions of the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and bylaws and the agreements referred to in this summary description, copies of each of which have been filed as exhibits to the Registration Statement of which this Prospectus is a part. As used in this section, except as otherwise stated or required by context, each reference to AmWest includes any successor by merger, liquidation, consolidation or similar transaction and any wholly owned subsidiary of such entity or such successor.

COMMON STOCK -- ALL CLASSES

     Holders of Common Stock of all classes participate equally as to any dividends or distributions on the Common Stock, except that dividends payable in shares of Common Stock, or securities to acquire Common Stock, are paid in Common Stock, or securities to acquire Common Stock, of the same class as that held by the recipient of the dividend. Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock of all outstanding classes are entitled, subject to the rights of preferred stockholders, if any, to receive pro rata all of the assets of the Company available for distribution to the stockholders. Holders of Common Stock have no preemptive, subscription, conversion or redemption rights (other than conversion rights of AmWest and GPA described below), and are not subject to further calls or assessments. Holders of Common Stock have no right to cumulate their votes in the election of directors. The Common Stock votes together as a single class, subject to the right to a separate class vote in certain instances required by law.

CLASS B COMMON STOCK AND CLASS A COMMON STOCK

     The holders of Class B Common Stock are entitled to one vote per share, and the holders of Class A Common Stock are entitled to fifty votes per share, on all matters submitted to a vote of common stockholders, except that voting rights of non-U.S. citizens are limited as set forth below under "-- Limitation on Voting by Foreign Owners."

     As set forth under the heading "Principal Stockholders," the former partners of AmWest currently own in the aggregate 100% of the outstanding Class A Common Stock and 19.8% of the outstanding Class B Common Stock, which collectively represent approximately 66.1% of the total voting power of the outstanding Common Stock. In addition, those partners hold Warrants to acquire an additional 3,514,150 shares of Class B Common Stock that, if exercised, would increase their voting control to 68.4%. See "Principal Stockholders -- Stockholders' Agreement" below for a discussion of arrangements regarding the composition of the Board of Directors of the Company.

     Holders of Class A Common Stock may at any time elect to convert such shares into an equal number of shares of Class B Common Stock. Class B Common Stock is not convertible into Class A Common Stock.

PREFERRED STOCK

     Pursuant to the Company's Certificate of Incorporation, the Company is authorized to issue 48,800,000 shares of Preferred Stock. The Company's Board of Directors by resolution may authorize the issuance of the Preferred Stock as a class, in one or more series, having the number of shares, designations, relative voting rights, dividend rights, liquidation and other rights preferences, and limitations that the Board of Directors fixes without any stockholder approval. No shares of Preferred Stock have been issued.

LIMITATION ON VOTING BY FOREIGN OWNERS

     The Certificate of Incorporation defines "Foreign Ownership Restrictions" as "applicable statutory, regulatory and interpretive restrictions regarding foreign ownership or control of U.S. air carriers (as amended or modified from time to time)." Such restrictions currently require that no more than 25% of the voting stock of the Company be owned or controlled, directly or indirectly, by persons who are not U.S. citizens for purposes of the Foreign Ownership Restrictions, and that the Company's president and at least two-thirds of its directors be U.S. citizens. The Certificate of Incorporation provides that no shares of capital stock may be voted by or at the direction of non-U.S. citizens, unless such shares are registered on a separate stock record (the "Foreign Stock Record"). The Company's bylaws further provide that no shares will be registered on the Foreign Stock Record if the amount so registered would exceed the Foreign Ownership Restrictions. Registration on the Foreign Stock Record is made in chronological order based on the date the Company receives a written request for registration.

LIMITATION OF DIRECTOR LIABILITY AND INDEMNIFICATION

     The Company's Certificate of Incorporation and Restated Bylaws (collectively, the "Charter Documents") provide, to the fullest extent permitted by Delaware law as it may from time to time be amended, that no director shall be liable to the Company or any stockholder for monetary damages for breach of fiduciary duty as a director. Delaware law currently provides that such waiver may not apply to liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law (governing distributions to stockholders), or (iv) for any transaction from which the director derived any improper personal benefit. The Charter Documents further provide that the Company will indemnify each of its directors and officers to the full extent permitted by Delaware law and may indemnify certain other persons as authorized by law.

     Additionally, America West has entered into written agreements with each person who served as a director or executive officer of America West as of the date of an investment agreement executed in connection with the Reorganization (the "Investment Agreement") providing for similar indemnification of such person and that no recourse or liability whatsoever with respect to the Investment Agreement, the Plan or consummation of the transactions contemplated thereby shall be had by or in the right of America West against such person.

DELAWARE BUSINESS COMBINATION STATUTE

     Pursuant to the Plan, the Company has elected not to be governed by Section 203 of the Delaware General Corporation Law ("DGCL"). In general, Section 203 of the DGCL prohibits a Delaware corporation from entering into a "business combination" with an "interested stockholder" for a period of three years unless certain exceptions are applicable.

     By opting out of Section 203, America West may be foregoing certain "anti-takeover" protections that may otherwise be available to it under Section 203 in the event of an unsolicited takeover offer from a party other than AmWest. However, given the limited protections provided by Section 203, the significant holdings of Common Stock by AmWest after the Effective Date and certain other factors, the Company does not believe that the protections afforded by Section 203 are very significant or that an unsolicited takeover offer is likely to occur.

     With respect to a possible "business combination" or takeover attempt by AmWest or its affiliates involving the Company, the protective provisions of
Section 203 would not apply to such a transaction because the Board of Directors of the Company has previously approved of the transactions contemplated by the Investment Agreement and otherwise described herein prior to the date such agreement was entered into and prior to the date that AmWest acquired any shares of Common Stock. However, pursuant to the Stockholders' Agreement, AmWest will be precluded from consummating any "Business Combination" (as defined in the Stockholders Agreement) with the Company for a three-year period commencing on the Effective Date, unless such transaction is recommended or approved in advance by at least three Independent Directors or a majority of the Common Stock of the Company not held by AmWest and its affiliates.

TRANSFER AGENT

     The transfer agent for the Common Stock is First Interstate Bank of California, whose address is 707 Wilshire Blvd., Los Angeles, California 90017.

                            DESCRIPTION OF WARRANTS

GENERAL

     The Warrants were issued under a Warrant Agreement dated August 25, 1994 (the "Warrant Agreement") between the Company and First Interstate Bankcorp as warrant agent (the "Warrant Agent"). The material terms of the Warrants and the Warrant Agreement are summarized below. The statements under this caption relating to the Warrants and the Warrant Agreement are summaries only, however, and do not purport to be complete. Such summaries make use of terms defined in the Warrant Agreement and are qualified in their entirety by express reference to the Warrant Agreement, which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. All section references under this heading are references to sections of the Warrant Agreement.

     Each of the 5,850,016 Warrants offered hereby entitles the registered holder to purchase from the Company one share of Class B Common Stock at a price of $12.74 ("the Exercise Price") subject to adjustment as provided in the Warrant Agreement. The Warrants are exercisable by the holders at any time before August 25, 1999 (the "Expiration Date"). (Section 3.01)

CERTAIN TERMS OF THE WARRANTS

     Exercise of Warrants. Warrants may be exercised by surrendering the Warrant Certificate evidencing such Warrants at the Warrant Agent's Office with the Election to Exercise form duly completed and executed. Surrendered Warrant Certificates must be accompanied by payment in full to the Warrant Agent for the account of the Company (i) in cash, (ii) by certified or official bank check or
(iii) by any combination of (i) or (ii) the Warrant Price for each share of Class B Common Stock as to which Warrants are exercised and any applicable taxes that the Company is not required to pay as set forth in Sections 4.08 or 6.01. (Section 3.02(a)).

     The Company will not be required to issue fractional shares of Class B Common Stock upon the exercise of the Warrants. In lieu thereof, the Company, at its option, may purchase the fraction for an amount in cash equal to the then-current market value of the fraction (as defined in Section 4.01(d)) or issue scrip of the Company that is non-dividend bearing and non-voting and exchangeable in combination with other similar scrip for the number of full shares of Class B Common Stock represented thereby. (Section 3.03)

     The Company has the right, except as limited by law or other agreement, to purchase or otherwise acquire Warrants at such times, in such manner and for such consideration as it may deem appropriate. (Section 3.04)

     The Company will, at all times, reserve and keep available free of preemptive rights out of its authorized and unissued Class B Common Stock, the full number of shares of Class B Common Stock, if any, issuable if all outstanding Warrants then exercisable were to be exercised. Any shares of Class B Common Stock issued upon a Warrant holder's exercise of any Warrant shall be validly authorized and issued, fully paid, non-assessable, free of preemptive rights and free from all taxes (other than those required to be paid by the holder or its transferees) liens, charges, security interests and claims created or incurred by the Company in respect of the issuance thereof. (Sections 3.02(b); 4.06)

     Adjustment of Warrant Price. The Warrant Price and the number of shares of Class B Common Stock purchasable upon exercise of each Warrant are subject to adjustment in certain events, including (a) the payment of a dividend in Common Stock or certain combinations, subdivisions, or reclassifications of the Common Stock, (b) the issuance to holders of Common Stock (without any charge to such holders) of rights, options or warrants entitling the holders thereof to purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then-current market price per share, and (c) certain distributions by the Company to holders of Common Stock of evidences of its indebtedness or assets (excluding any cash dividend or distribution out of retained earnings), all as described in the Warrant Agreement. The Company is not required to make any adjustment to the Warrant Price unless such adjustment could require an increase or decrease of at least $.05 in the Warrant Price then subject to adjustment; provided, however, that any adjustments that are not made for this reason must be carried forward and taken into account in any subsequent adjustment. (Section 4.01) The Company may, at its option, reduce the Warrant Price at any time.

     Rights Upon Consolidation, Merger, Sale, Transfer or Reclassification. In the event of certain consolidations with or mergers of the Company into another corporation or in the event of certain leases, sales or conveyances of the property of the Company to another corporation, the holder of each outstanding Warrant shall have the right to receive, upon exercise of the Warrant, the kind and amount of shares, securities, property or cash receivable upon such consolidation, merger, lease, sale or conveyance by a holder of one share of Class B Common Stock. (Section 4.05(a))

     In the event of any liquidation, dissolution or winding up of the affairs of the Company, each holder of a Warrant may receive, upon exercise of such Warrant in accordance with the Warrant Agreement, the same kind and amount of any stock, securities or assets as may be issuable, distributable or payable on any such dissolution, liquidation, or winding up with respect to each share of Class B Common Stock of the Company. (Section 4.05(b))

     In the event of certain reclassifications or changes of the shares of Class B Common Stock issuable upon exercise of the Warrants or in the event of the consolidation or merger of another corporation into the Company in which the Company is the continuing corporation in which the holders of the shares of Common Stock thereafter receive shares, other securities, property or cash for such shares of Common Stock, each holder of a Warrant shall have the right to receive, upon exercise of the Warrant, the kind and amount of shares, other securities, property or cash receivable upon such reclassification or change. (Section 4.05(c))

     Rights as Warrantholders. A holder of Warrants does not have any rights whatsoever as a stockholder of the Company, either at law or equity, including but not limited to the right to vote at, or to receive notice of, any meeting of stockholders of the Company. The consent of any holder is not required with respect to any action or proceeding of the Company nor do holders, by reason of the ownership or possession of a Warrant, have any right to receive any cash dividends, stock dividends, allotments or rights, or other distributions paid, allotted or distributed or distributable to the stockholders of the Company. A holder of a Warrant shall not have any rights unless the right is expressly conferred by the Warrant Agreement or by a Warrant Certificate held by the holder. (Section 5.01)

TRANSFER AGENT

     The transfer agent for the Warrants is First Interstate Bank of California, whose address is 707 Wilshire Blvd., Los Angeles, California 90017.

                              PLAN OF DISTRIBUTION

     Selling Securityholders may sell or distribute their Securities in transactions through such underwriters (as may be approved by the Company), brokers, dealers or agents from time to time or through privately negotiated transactions, including in distributions to shareholders or partners or other persons affiliated with one or more Selling Securityholder; provided, however, that pursuant to the Stockholders' Agreement, certain of the Selling Securityholders have agreed that (i) they will not dispose of any Common Stock (other than to an affiliate of the transferor) if, after giving effect thereto and to any concurrent transaction, the total number of shares of Class B Common Stock owned by the transferor is less than 200% of the total number of shares of

Class A Common Stock beneficially owned by the transferor; provided, however, that the preceding will not prohibit any person from transferring or otherwise disposing of all shares of Common Stock owned by such person; (ii) all of the Securities issued to the Selling Securityholders shall bear the legend that the Securities may not be sold, transferred or otherwise disposed of except in accordance with applicable securities laws; and (iii) the former partners of AmWest have agreed that subject to certain exceptions they will not, prior to on or about August 25, 1997, sell in a single transaction or related transaction 51% or more of the combined voting power of all shares of Common Stock then outstanding unless other holders of Common Stock shall have been given a reasonable opportunity to participate therein on a pro rata basis and at the same price per share and on the same economic terms and conditions applicable to AmWest. See "Principal Stockholders -- Stockholders' Agreement."

     The distribution of the Securities may be effected from time to time in one or more transactions (which may involve crosses or block transactions) (i) in the over-the-counter market, (ii) in transactions otherwise than in the over-the-counter market or (iii) through the writing of options on the Securities (whether such options are listed on an options exchange or otherwise). Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. If the Selling Securityholders effect such transactions by selling Securities to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or commissions from purchasers of Securities for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents might be in excess of those customary in the types of transactions involved). The Selling Securityholders and any brokers, dealers or agents that participate in the distribution of the Securities might be deemed to be underwriters, and any profit on the sale of Securities by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. Selling Securityholders may pledge their Securities from time to time in connection with such Securityholders' financing arrangements. Copernicus may pledge some of its Class B Common Stock to Bear, Stearns Securities Corp. To the extent any such pledgees exercise their rights to foreclose on any such pledge, and sell the underlying Securities, such pledgees may be deemed underwriters with respect to such Securities and sales by them may be effected under this Prospectus. The Company will not receive any of the proceeds from the sale of any of the Securities by the Selling Securityholders.

     At the time a particular offer of Securities is made, a Prospectus Supplement, to the extent required, will be distributed which will set forth the aggregate amount and type of Securities being offered, the names of the Selling Securityholders, the purchase price, the amount of expenses of the offering and the terms of the offering, including the name or names of any underwriters, brokers, dealers or agents, any discounts, commissions and other items constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers.

     Under the Exchange Act and applicable rules and regulations promulgated thereunder, any person engaged in a distribution of any of the Securities may not simultaneously engage in market making activities with respect to the Securities for a period, depending upon certain circumstances, of either two days or nine days prior to the commencement of such distribution. In addition and without limiting the foregoing, the Selling Securityholders will be subject to applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder, including without limitation Rules 10b-6 and 10b-7, which provisions may limit the timing of purchases and sales of any of the Securities by the Selling Securityholders.

     Under the securities laws of certain states, the Securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Securities may not be sold unless the Securities have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock and certain legal matters relating to Warrants offered hereby have been passed upon for the Company by Andrews & Kurth L.L.P., Houston, Texas.

                                    EXPERTS

     The financial statements and financial statement schedule of America West Airlines, Inc., as of December 31, 1994 and 1993, and for the period August 26, 1994 to December 31, 1994, the period January 1, 1994 to August 25, 1994 and for each of the years in the two-year period ended December 31, 1993, have been included herein and in the registration statements in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The reports of KPMG Peat Marwick LLP for the period August 26, 1994 to December 31, 1994, the period January 1, 1994 to August 25, 1994, and as of December 31, 1994 contain an explanatory paragraph that states the financial statements of the Reorganized Company reflect the impact of adjustments to reflect the fair value of assets and liabilities under fresh start reporting. As a result, the financial statements of the Reorganized Company are presented on a different basis than those of the Predecessor Company and therefore, are not comparable in all respects.

                          AMERICA WEST AIRLINES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
FINANCIAL STATEMENTS AS OF DECEMBER 31, 1994
  Independent Auditors' Report........................................................   F-2
  Balance Sheets as of December 31, 1994 and 1993.....................................   F-3
  Statements of Operations for the periods August 26, 1994 to December 31, 1994,
     January 1, 1994 to August 25, 1994 and the Years ended December 31, 1993 and
     1992.............................................................................   F-4
  Statements of Cash Flows for the periods August 26, 1994 to December 31, 1994,
     January 1, 1994 to August 25, 1994 and the Years ended December 31, 1993 and
     1992.............................................................................   F-5
  Statements of Stockholders' Equity (Deficiency) for the periods August 26, 1994 to
     December 31, 1994, January 1, 1994 to August 25, 1994 and the Years ended
     December 31, 1993 and 1992.......................................................   F-6
  Notes to Financial Statements.......................................................   F-7
CONDENSED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 1995
  Condensed Balance Sheets as of September 30, 1995 (Unaudited) and December 31,
     1994.............................................................................  F-24
  Condensed Statements of Operations for the nine month period ended September 30,
     1995 and for the periods August 26, 1994 to September 30, 1994, and January 1,
     1994 to August 25, 1994 (Unaudited)..............................................  F-26
  Condensed Statements of Cash Flows for the nine month period ended September 30,
     1995 and for the periods August 26, 1994 to September 30, 1994, and January 1,
     1994 to August 25, 1994 (Unaudited)..............................................  F-27
  Notes to Condensed Financial Statements.............................................  F-28

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
America West Airlines, Inc.

     We have audited the accompanying balance sheets of America West Airlines, Inc. as of December 31, 1994 and 1993, and the related statements of operations, cash flows and stockholders' equity (deficiency) for the period August 26, 1994 to December 31, 1994, the period January 1, 1994 to August 25, 1994, and for each of the years in the two-year period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurances about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of America West Airlines, Inc. as of December 31, 1994 and 1993, and the results of its operations and its cash flows for the period August 26, 1994 to December 31, 1994, the period January 1, 1994 to August 25, 1994, and for each of the years in the two-year period ended December 31, 1993 in conformity with generally accepted accounting principles.

     As discussed in Notes 1 and 2 to the financial statements, on August 25, 1994, America West Airlines, Inc. emerged from bankruptcy. The financial statements of the Reorganized Company reflect the impact of adjustments to reflect the fair value of assets and liabilities under fresh start reporting. As a result, the financial statements of the Reorganized Company are presented on a different basis than those of the Predecessor Company and, therefore, are not comparable in all respects.

                                          KPMG Peat Marwick LLP
Phoenix, Arizona
February 24, 1995

                          AMERICA WEST AIRLINES, INC.

                                 BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1993
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                                                                      REORGANIZED  |   PREDECESSOR
                                                                                                        COMPANY    |     COMPANY
                                                                                                      -----------  |   -----------
                                                                                                         1994      |      1993
                                                                                                      -----------  |   -----------
                                                                                                                   |
ASSETS                                                                                                             |
Current assets:                                                                                                    |
  Cash and cash equivalents.........................................................................  $  182,581   |   $   99,631
  Accounts receivable, less allowance for doubtful accounts of $3,531 in 1994 and $3,030 in 1993....      57,474   |       65,744
  Expendable spare parts and supplies, less allowance for obsolescence of $483 in 1994 and $7,231                  |
    in 1993.........................................................................................      24,179   |       28,111
  Prepaid expenses..................................................................................      29,284   |       34,939
                                                                                                      -----------  |   -----------
        Total current assets........................................................................     293,518   |      228,425
                                                                                                      -----------  |   -----------
Property and equipment:                                                                                            |
  Flight equipment..................................................................................     452,177   |      872,104
  Other property and equipment......................................................................      92,169   |      180,607
                                                                                                      -----------  |   -----------
                                                                                                         544,346   |    1,052,711
  Less accumulated depreciation and amortization....................................................      15,882   |      385,776
                                                                                                      -----------  |   -----------
                                                                                                         528,464   |      666,935
  Equipment purchase deposits.......................................................................      26,074   |       51,836
                                                                                                      -----------  |   -----------
                                                                                                         554,538   |      718,771
                                                                                                      -----------  |   -----------
Restricted cash.....................................................................................      28,578   |       46,296
Reorganization value in excess of amounts allocable to identifiable assets, net.....................     645,703   |           --
Other assets, net...................................................................................      22,755   |       23,251
                                                                                                      -----------  |   -----------
                                                                                                      $1,545,092   |   $1,016,743
                                                                                                      ===========  |   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)                                                                  |
Current liabilities:                                                                                               |
  Current maturities of long-term debt..............................................................  $   65,198   |   $  125,271
  Accounts payable..................................................................................      77,569   |       62,957
  Air traffic liability.............................................................................     127,356   |      118,479
  Accrued compensation and vacation benefits........................................................      15,776   |       11,704
  Accrued interest..................................................................................      13,109   |        8,295
  Accrued taxes.....................................................................................      27,061   |       14,114
  Other accrued liabilities.........................................................................      15,376   |       11,980
                                                                                                      -----------  |   -----------
        Total current liabilities...................................................................     341,445   |      352,800
                                                                                                      -----------  |   -----------
Estimated liabilities subject to Chapter 11 proceedings.............................................          --   |      381,114
Long-term debt, less current maturities.............................................................     465,598   |      396,350
Manufacturers' and deferred credits.................................................................     116,882   |       73,592
Other liabilities...................................................................................      25,721   |       67,149
Commitments and contingencies                                                                                      |
Stockholders' equity (deficiency):                                                                                 |
  Preferred stock, $.01 par value. Authorized 48,800,000 shares; no shares issued at December 31,                  |
    1994............................................................................................          --   |           --
  Class A common stock, $.01 par value. Authorized 1,200,000 shares; issued and outstanding                        |
    1,200,000 shares at December 31, 1994...........................................................          12   |           --
  Class B common stock, $.01 par value. Authorized 100,000,000 shares; issued and outstanding                      |
    43,936,272 shares at December 31, 1994..........................................................         439   |           --
  Preferred stock, $.25 par value. Authorized 50,000,000 shares; Series C 9.75% convertible                        |
    preferred stock, issued and outstanding 73,099 shares at December 31, 1993; $1.33 per share                    |
    cumulative dividend.............................................................................          --   |           18
  Common stock, $.25 par value. Authorized 90,000,000 shares; issued and outstanding 25,291,102 at                 |
    December 31, 1993...............................................................................          --   |        6,323
  Additional paid-in capital........................................................................     587,149   |      197,010
  Retained earnings (deficit).......................................................................       7,846   |     (438,626)
                                                                                                      -----------  |   -----------
                                                                                                         595,446   |     (235,275)
  Less deferred compensation and notes receivable -- employee stock purchase plans..................          --   |       18,987
                                                                                                      -----------  |   -----------
        Total stockholders' equity (deficiency).....................................................     595,446   |     (254,262)
                                                                                                      -----------  |   -----------
                                                                                                      $1,545,092   |   $1,016,743
                                                                                                      ===========  |   ==========

                See accompanying notes to financial statements.

                          AMERICA WEST AIRLINES, INC.

                            STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                              REORGANIZED   |              PREDECESSOR COMPANY
                                                                COMPANY     |   -----------------------------------------
                                                             -------------  |   PERIOD FROM
                                                              PERIOD FROM   |    JANUARY 1
                                                             AUGUST 26 TO   |       TO          YEARS ENDED DECEMBER 31,
                                                             DECEMBER 31,   |   AUGUST 25,      -------------------------
                                                                 1994       |      1994            1993           1992
                                                             -------------  |   -----------     ----------     ----------
                                                                            |
Operating revenues:                                                         |
  Passenger................................................    $ 437,775    |    $ 882,140      $1,246,564     $1,214,816
  Cargo....................................................       16,648    |       27,645          40,161         42,077
  Other....................................................       15,343    |       29,243          38,639         37,247
                                                             -------------  |   -----------     ----------     ----------
      Total operating revenues.............................      469,766    |      939,028       1,325,364      1,294,140
                                                             -------------  |   -----------     ----------     ----------
Operating expenses:                                                         |
  Salaries and related costs...............................      117,562    |      213,722         305,429        324,255
  Rentals and landing fees.................................       90,822    |      173,710         274,708        338,391
  Aircraft fuel............................................       58,165    |      100,646         166,313        186,042
  Agency commissions.......................................       37,265    |       78,988         106,368        106,661
  Aircraft maintenance materials and repairs...............       17,590    |       28,109          31,000         38,366
  Depreciation and amortization............................       26,684    |       56,694          81,894         86,981
  Restructuring charges....................................           --    |           --              --         31,316
  Other....................................................       82,807    |      179,653         238,598        256,940
                                                             -------------  |   -----------     ----------     ----------
      Total operating expenses.............................      430,895    |      831,522       1,204,310      1,368,952
                                                             -------------  |   -----------     ----------     ----------
      Operating income (loss)..............................       38,871    |      107,506         121,054        (74,812)
                                                             -------------  |   -----------     ----------     ----------
Nonoperating income (expenses):                                             |
  Interest income..........................................        3,834    |          470             728          1,418
  Interest expense (contractual interest of $44,747,                        |
    $72,961 and $73,931 for the periods ended August 25,                    |
    1994, and December 31, 1993 and 1992, respectively)....      (22,636)   |      (33,998)        (54,192)       (55,826)
  Loss on disposition of property and equipment............         (398)   |       (1,659)         (4,562)        (1,283)
  Reorganization expense, net..............................           --    |     (273,659)        (25,015)       (16,216)
  Other, net...............................................           65    |          131             (89)        14,958
                                                             -------------  |   -----------     ----------     ----------
      Total nonoperating expenses, net.....................      (19,135)   |     (308,715)        (83,130)       (56,949)
                                                             -------------  |   -----------     ----------     ----------
      Income (loss) before income taxes and extraordinary                   |
        item...............................................       19,736    |     (201,209)         37,924       (131,761)
                                                             -------------  |   -----------     ----------     ----------
Income taxes...............................................       11,890    |        2,059             759             --
                                                             -------------  |   -----------     ----------     ----------
      Income (loss) before extraordinary item..............        7,846    |     (203,268)         37,165       (131,761)
                                                             -------------  |   -----------     ----------     ----------
Extraordinary gain on elimination of debt..................           --    |      257,660              --             --
                                                             -------------  |   -----------     ----------     ----------
      Net income (loss)....................................    $   7,846    |    $  54,392      $   37,165     $ (131,761)
                                                             =============  |   ===========      =========      =========
Earnings (loss) per share:                                                  |
  Primary:                                                                  |
    Income (loss) before extraordinary item................    $     .17    |    $   (7.03)     $     1.50     $    (5.58)
    Extraordinary item.....................................           --    |         9.02              --             --
                                                             -------------  |   -----------     ----------     ----------
      Net income (loss)....................................    $     .17    |    $    1.99      $     1.50     $    (5.58)
                                                             =============  |   ===========      =========      =========
  Fully Diluted:                                                            |
    Income (loss) before extraordinary item................    $     .17    |    $   (4.96)     $     1.04     $    (5.58)
    Extraordinary item.....................................           --    |         6.37              --             --
                                                             -------------  |   -----------     ----------     ----------
      Net income (loss)....................................    $     .17    |    $    1.41      $     1.04     $    (5.58)
                                                             =============  |   ===========      =========      =========
Shares used for computation:                                                |
  Primary..................................................       45,127    |       28,550          27,525         23,914
                                                             =============  |   ===========      =========      =========
  Fully diluted............................................       45,127    |       40,452          41,509         23,914
                                                             =============  |   ===========      =========      =========

                See accompanying notes to financial statements.

                          AMERICA WEST AIRLINES, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 REORGANIZED  |             PREDECESSOR COMPANY
                                                                   COMPANY    |    --------------------------------------
                                                                ------------- |    PERIOD FROM
                                                                 PERIOD FROM  |     JANUARY 1       YEARS ENDED DECEMBER
                                                                AUGUST 26 TO  |        TO                   31,
                                                                DECEMBER 31,  |    AUGUST 25,      ----------------------
                                                                    1994      |       1994           1993         1992
                                                                ------------- |    -----------     --------     ---------
                                                                              |
Cash flows from operating activities:                                         |
  Net income (loss)...........................................    $   7,846   |     $  54,392      $ 37,165     $(131,761)
  Adjustments to reconcile net income (loss) to cash provided                 |
    by operating activities:                                                  |
    Depreciation and amortization.............................       15,538   |        56,694        81,894        86,981
    Amortization of deferred overhauls........................          356   |            --            --            --
    Amortization of reorganization value in excess of amounts                 |
      allocable to identifiable assets........................       11,145   |            --            --            --
    Amortization of manufacturers' and deferred credits.......       (3,961)  |        (2,966)       (5,186)       (5,869)
    Loss on disposition of property and equipment.............          398   |         1,659         4,562         1,283
    Restructuring charges.....................................           --   |            --            --        31,316
    Reorganization items......................................           --   |       185,226        18,167         3,188
    Extraordinary gain on extinguishment of debt..............           --   |      (257,660)           --            --
    Other.....................................................        1,178   |          (383)         (554)          866
  Changes in operating assets and liabilities:                                |
    Decrease (increase) in accounts receivable, net...........       27,439   |       (18,769)         (927)       19,418
    Decrease (increase) in spare parts and supplies, net......        1,165   |           397         6,320        (2,384)
    Decrease in prepaid expenses..............................        4,371   |         1,284         2,627           812
    Decrease (increase) in other assets and restricted cash...        1,219   |        12,971        (5,295)       (1,141)
    Increase (decrease) in accounts payable...................      (17,289)  |       (15,557)        9,014        (8,473)
    Increase (decrease) in air traffic liability..............      (26,452)  |        30,510         8,749        30,723
    Increase (decrease) in accrued compensation                               |
      and vacation benefits...................................      (11,667)  |        15,739        (1,300)       (1,491)
    Increase in accrued interest..............................        7,517   |         4,694        10,368        25,640
    Increase (decrease) in accrued taxes......................       (2,104)  |        25,999        (1,764)        2,968
    Increase (decrease) in other accrued liabilities..........      (13,785)  |        67,429           644        18,204
    Increase (decrease) in other liabilities..................       (4,996)  |       (19,443)      (11,126)        6,465
                                                                ------------- |    -----------     --------     ---------
      Net cash provided by (used in) operating activities.....       (2,082)  |       142,216       153,358        76,745
Cash flows from investing activities:                                         |
  Purchases of property and equipment.........................      (14,658)  |       (61,271)      (54,324)      (69,208)
  Decrease in equipment purchase deposits.....................           --   |            --            --        14,425
  Proceeds from disposition of property.......................          600   |           334         3,715           383
                                                                ------------- |    -----------     --------     ---------
      Net cash used in investing activities...................      (14,058)  |       (60,937)      (50,609)      (54,400)
Cash flows from financing activities:                                         |
  Proceeds from issuance of DIP financing.....................           --   |            --            --        53,000
  Proceeds from issuance of debt..............................           --   |       100,000            --        22,804
  Repayment of debt including DIP financing...................      (23,355)  |      (173,699)      (77,501)      (75,871)
  Issuance of common stock....................................            3   |       114,862            --            --
                                                                ------------- |    -----------     --------     ---------
      Net cash provided by (used in) financing activities.....      (23,352)  |        41,163       (77,501)          (67)
                                                                ------------- |    -----------     --------     ---------
      Net increase (decrease) in cash and cash equivalents....      (39,492)  |       122,442        25,248        22,278
                                                                ------------- |    -----------     --------     ---------
Cash and cash equivalents at beginning of period..............      222,073   |        99,631        74,383        52,105
                                                                ------------- |    -----------     --------     ---------
Cash and cash equivalents at end of period....................    $ 182,581   |     $ 222,073      $ 99,631     $  74,383
                                                                ============  |    ===========     ========     =========

                See accompanying notes to financial statements.

                          AMERICA WEST AIRLINES, INC.

                STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)
  FOR THE PERIODS AUGUST 26 TO DECEMBER 31, 1994, JANUARY 1 TO AUGUST 25, 1994
                AND THE YEARS ENDED DECEMBER 31, 1993, AND 1992
               (IN THOUSANDS EXCEPT PER SHARE AND SHARE AMOUNTS)

                                                                                                        DEFERRED
                                                                                                      COMPENSATION
                                                                                                        AND NOTES
                             CONVERTIBLE   CLASS A   CLASS B             ADDITIONAL    RETAINED       RECEIVABLE --
                              PREFERRED    COMMON    COMMON    COMMON     PAID-IN      EARNINGS/     EMPLOYEE STOCK
                                STOCK       STOCK     STOCK     STOCK     CAPITAL      (DEFICIT)     PURCHASE PLANS       TOTAL
                             -----------   -------   -------   -------   ----------   -----------   -----------------   ---------
Balance at January 1, 1992..   $  91        $--      $  --    $5,904    $  191,825    $(342,358)       $ (21,972)      $(166,510)
                                -----      -------   -------   -------   ----------   -----------   -----------------   ---------
Issuance of 346,661 shares
  of common stock pursuant
  to convertible subordinated
  debentures...............        --         --         --        86         3,599           --               --           3,685
Employee restricted stock
  deferred compensation....        --         --         --        --            --           --              101             101
Employee stock purchase
  plan:
  Issuance of 7,305 shares
  of common stock at:
  $.19-$2.63 per share.....        --         --         --         2           (13)          --               81              70
  Deferred compensation....        --         --         --        --            (4)          --            1,478           1,474
Preferred stock dividends
  Series B: $5.41 per
    share..................        --         --         --        --            --       (1,575)              --          (1,575)
  Series C: $1.33 per
    share..................        --         --         --        --            --          (97)              --             (97)
Net loss...................        --         --         --        --            --     (131,761)              --        (131,761)
                                -----      -------   -------   -------   ----------   -----------   -----------------   ---------
Balance at December 31, 1992       91         --         --     5,992       195,407     (475,791)         (20,312)       (294,613)
                                -----      -------   -------   -------   ----------   -----------   -----------------   ---------
Issuance of 170,173 shares
  of common stock pursuant
  to Series B convertible
  subordinated debentures..        --         --         --        43         1,896           --               --           1,939
Issuance of 1,164,596
  shares of common stock
  pursuant to convertible
  preferred stock..........       (73)        --         --       291          (218)          --               --              --
Employee restricted stock
  deferred compensation....        --         --         --        --            --           --               21              21
Employee stock purchase
  plan:
  Cancellation of 11,330
  shares of common stock
  at: $.22-$1.59 per
  share....................        --         --         --        (3 )         (38)          --               49               8
  Deferred compensation....        --         --         --        --           (37)          --            1,255           1,218
Net income.................        --         --         --        --            --       37,165               --          37,165
                                -----      -------   -------   -------   ----------   -----------   -----------------   ---------
Balance at December 31,
  1993.....................        18         --         --     6,323       197,010     (438,626)         (18,987)       (254,262)
                                -----      -------   -------   -------   ----------   -----------   -----------------   ---------
Issuance of 336,277 shares
  of common stock pursuant
  to convertible preferred
  stock dividends..........        --         --         --        84         2,932           --               --           3,016
Employee stock purchase
  plan:
  Cancellation of 7,678
  shares of common stock at:
  $1.19-$4.03 per share....        --         --         --        (2 )         (49)          --               43              (8)
  Deferred compensation....        --         --         --        --            (1)          --              606             605
Issuance of 108,825 shares
  of common stock pursuant
  to exercise of stock
  options..................        --         --         --        27           166           --               --             193
Net income.................        --         --         --        --            --       54,392               --          54,392
Eliminate predecessor
  equity accounts in
  connection with fresh
  start....................       (18)        --         --    (6,432 )    (200,058)     206,508               --              --
Eliminate employee stock
  receivable...............        --         --         --        --            --      (18,338)          18,338              --
Record excess of
  reorganization value over
  identifiable assets......        --         --         --        --            --      668,702               --         668,702
Sale of 1,200,000 shares of
  Class A common stock  and
  14,000,000 shares of Class
  B common stock...........        --         12        140        --       114,710           --               --         114,862
Issuance of 29,925,000
  shares of new Class B
  common stock.............        --         --        299        --       472,339     (472,638)              --              --
                                -----      -------   -------   -------   ----------   -----------   -----------------   ---------
Balance at August 25, 1994.        --         12        439        --       587,049           --               --         587,500
                                -----      -------   -------   -------   ----------   -----------   -----------------   ---------
Issuance of 272 shares of
  common stock pursuant to
  exercise of stock
  warrants.................        --         --         --        --             3           --               --               3
Issuance of 11,000 shares
  of restricted stock......        --         --         --        --            97           --               --              97
Net income.................        --         --         --        --            --        7,846               --           7,846
                                -----      -------   -------   -------   ----------   -----------         --------      ---------
Balance at December 31, 1994. $    --        $12      $ 439    $   --    $  587,149    $   7,846          $    --       $ 595,446
                               ======       ====     ======    =======    =========    =========           =======      =========

                See accompanying notes to financial statements.

                          AMERICA WEST AIRLINES, INC.

                         NOTES TO FINANCIAL STATEMENTS
                        DECEMBER 31, 1994, 1993 AND 1992

     America West Airlines, Inc., (the "Predecessor Company") filed a voluntary petition on June 27, 1991, to reorganize under Chapter 11 of the U.S. Bankruptcy Code. On August 10, 1994, the Plan of Reorganization ("Plan"), filed by the Predecessor Company, was confirmed and became effective on August 25, 1994 (the "Effective Date"). On August 25, 1994, America West Airlines, Inc., (the "Reorganized Company" or the "Company") adopted fresh start reporting in accordance with Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7") of the American Institute of Certified Public Accountants. Accordingly, the Company's post-reorganization balance sheet and statement of operations have not been prepared on a consistent basis with such pre-reorganization financial statements and are not comparable in all respects to financial statements prior to reorganization. For accounting purposes, the inception date of the Reorganized Company is deemed to be August 26, 1994. A vertical black line is shown in the financial statements to separate the Reorganized Company from the Predecessor Company since they have not been prepared on a consistent basis of accounting.

1. CHAPTER 11 REORGANIZATION

     The following occurred upon the Effective Date:

     - The partners of AmWest Partners, L.P. ("AmWest"), a limited partnership which includes TPG Partners, L.P. ("TPG"); Continental Airlines, Inc. ("Continental"); and Mesa Airlines, Inc. ("Mesa"); together with Lehman Brothers, Inc. ("Lehman") and Fidelity Investments ("Fidelity"), as assignees of AmWest, invested $205.3 million in consideration for the issuance of securities by the Reorganized Company, consisting of (i) 1,200,000 shares of Class A Common Stock at a price of $7.467 per share;
       (ii) 12,981,636 shares of Class B Common Stock, consisting of 12,259,821 shares at a price of $7.467 per share and 721,815 shares at $8.889 per share (representing shares acquired as a result of cash elections made by unsecured creditors); (iii) 2,769,231 Warrants to purchase shares of Class B Common Stock at an exercise price of $12.74 per share and (iv) $100 million principal amount of 11 1/4% Senior Unsecured Notes, due September 1, 2001. AmWest was dissolved immediately after the Effective Date with all rights being delegated to the partners and assignees of AmWest.

     - Pre-existing equity interests of the Company were cancelled, the Company's obligations to certain prepetition creditors were restructured and general unsecured nonpriority prepetition creditors received, in full satisfaction of their claims, their pro rata share of approximately 26,053,185 shares of Class B Common Stock and $6,416,214 in cash. Holders of the Company's pre-existing common equity interests received, on a pro rata basis, 2,250,000 shares of Class B Common Stock and Warrants to purchase 6,230,769 shares of Class B Common Stock. In addition, pursuant to the exercise of subscription rights, holders of pre-existing equity interests received 1,615,179 shares of Class B Common Stock for an aggregate purchase price of $14,357,326 ($8.889 per share), including holders of pre-existing preferred equity interests. TPG and Fidelity, the holders of preferred equity interests of the Predecessor Company received their pro rata share of (i) $500,000 in cash and (ii) 125,000 shares of Class B Common Stock for an aggregate purchase price of $1,111,125.

     - In exchange for certain concessions principally arising from cancellation of the right of GPA Group plc and/or its affiliates ("GPA") to lease to America West 10 Airbus A320 aircraft, GPA received Class B Common Stock, a cash payment and certain rights (note 13).

     - The Company entered into certain Alliance Agreements with Continental and Mesa relating to code-sharing, schedule coordination and certain other relationships and agreements. With respect to Mesa, a pre-existing code share agreement was extended to August 2004.

                          AMERICA WEST AIRLINES, INC.

     - The Company executed letter agreements with Fidelity and Lehman relating to the settlement of certain prepetition claims. On October 14, 1994, the Company issued an additional $23 million of 11 1/4% Senior Unsecured Notes, due September 2001, and made a prepayment of a $1.3 million lease obligation. Additionally, cash payments of $2.1 million and $1.2 million were made to Fidelity and Lehman, respectively.

     - The Plan also provided for many other matters, including the satisfaction of certain other prepetition claims in accordance with negotiated settlement agreements, the disposition of the various types of claims asserted against the Company, the adherence to the Company's aircraft lease agreements, the amendment of the Company's aircraft purchase agreements and the release of the Company's employees from all obligations arising under the Company's stock purchase plan in consideration for the cancellation of the shares of Predecessor Company stock securing such obligations.

     As of December 31, 1994, distributions on $295 million of allowed general unsecured claims had been made. Approximately 21.6 million shares of the Company's Class B Common Stock and cash proceeds equivalent to an additional 524,000 shares have been distributed in settlement. The remaining shares will be distributed as the remaining general unsecured claims are allowed. To the extent that the total allowed amount of claims is less than the $345 million reserve set by the Bankruptcy Court, the holders of such claims will receive a supplemental distribution.

     Reorganization expense recorded by the Predecessor Company consisted of the following:

                                                                                YEARS ENDED
                                                          PERIOD FROM          DECEMBER 31,
                                                         JANUARY 1 TO       -------------------
                                                        AUGUST 25, 1994      1993        1992
                                                        ---------------     -------     -------
                                                                    (IN THOUSANDS)
    Professional fees and other expenses related to
      the Chapter 11 proceedings......................     $  31,959        $ 9,419     $16,498
    Adjustments of assets and liabilities to fair
      value...........................................       166,829             --          --
    Provisions for settlement of claims...............        66,626         18,231       1,748
    Reorganization success bonuses....................        11,956             --          --
    Interest income...................................        (3,711)        (2,635)     (2,030)
                                                           ---------        -------     -------
                                                           $ 273,659        $25,015     $16,216
                                                           =========        =======     =======

2. FRESH START REPORTING

     In connection with its emergence from bankruptcy, the Company adopted fresh start reporting in accordance with SOP 90-7. The fresh start reporting common equity value of $587.5 million was determined by the Company with the assistance of its financial advisors. The significant factors used in the determination of this value were analyses of industry, economic and overall market conditions and the historical and estimated performance of the Company as well as of the airline industry, discussions with various potential investors and certain other financial analyses.

     Under fresh start reporting, the reorganization value of the entity has been allocated to the Company's assets and liabilities on a basis substantially consistent with purchase accounting. The portion of reorganization value not attributable to specific tangible assets has been recorded as "Reorganization Value in Excess of Amounts Allocable to Identifiable Assets" in the accompanying balance sheet as of December 31, 1994. The fresh start reporting adjustments, primarily related to the adjustment of the Company's assets and liabilities to fair market values, will have a significant effect on the Company's future statements of operations. The more significant of these adjustments relate to reduced depreciation expense on property and equipment, increased amortization expense relating to reorganization value in excess of amounts allocable to identifiable assets, and increased interest expense and reduced aircraft rent expense for leases adjusted to fair market rental rates.

                          AMERICA WEST AIRLINES, INC.

     The effects of the Plan and fresh start reporting on the balance sheet at the Effective Date are as follows (in thousands):

                                                                      (A)          (B)            (C)
                                                  PREDECESSOR                    ISSUE OF                      REORGANIZED
                                                    COMPANY          DEBT         DEBT &      FRESH START        COMPANY
                                                 AUG. 25, 1994     DISCHARGE      STOCK       ADJUSTMENTS     AUG. 25, 1994
                                                 -------------     ---------     --------     -----------     -------------
ASSETS
Current assets:
  Cash and cash equivalents....................   $   156,401      $(140,284)    $205,956      $      --       $   222,073
  Accounts receivable, net.....................        77,682            --         6,831             --            84,513
  Expendable spare parts and supplies..........        27,715            --            --         (2,371)           25,344
  Prepaid expenses.............................        34,540            --            --           (885)           33,655
                                                 -------------     ---------     --------     -----------     -------------
Total current assets...........................       296,338      (140,284 )     212,787         (3,256)          365,585
Property and equipment, net....................       702,442            --            --       (138,830)          563,612
Restricted cash................................        30,503            --            --             --            30,503
Reorganization value in excess of amounts
  allocable
  to identifiable assets.......................            --            --            --        668,702           668,702
Other assets, net..............................        24,497            --         1,575         (2,449)           23,623
                                                 -------------     ---------     --------     -----------     -------------
Total assets...................................   $ 1,053,780      $(140,284)    $214,362      $ 524,167       $ 1,652,025
                                                 ============      =========     ========     ==========      ============
LIABILITIES AND STOCKHOLDERS' EQUITY
  (DEFICIENCY)
Current liabilities:
  Current maturities of long-term debt.........   $   119,185      $(65,014 )    $     --      $      --       $    54,171
  Accounts payable.............................        98,080         6,500            --            969           105,549
  Air traffic liability........................       153,808            --            --             --           153,808
  Accrued compensation and vacation benefits...        27,443            --            --             --            27,443
  Accrued interest.............................         5,620            --            --             --             5,620
  Accrued taxes................................        26,613        14,405            --             --            41,018
  Other accrued liabilities....................        29,161            --            --             --            29,161
                                                 -------------     ---------     --------     -----------     -------------
Total current liabilities......................       459,910       (44,109 )          --            969           416,770
Estimated liabilities subject to Chapter 11
  proceedings..................................       382,769      (382,769 )          --             --                --
Long-term debt, less current maturities........       368,939        28,934       100,000             --           497,873
Manufacturers' and deferred credits............        70,625            --            --         51,530           122,155
Other liabilities..............................        57,932            --            --        (30,205)           27,727
Stockholders' equity (deficiency):
  Preferred stock..............................            18            --            --            (18)               --
  Common stock, Predecessor Company............         6,432            --            --         (6,432)               --
  Common stock, Reorganized Company............            --            --           152            299               451
  Additional paid in capital...................       200,058            --       114,710        272,281           587,049
  Accumulated deficit..........................      (474,565)      257,660          (500)       217,405                --
                                                 -------------     ---------     --------     -----------     -------------
                                                     (268,057)      257,660       114,362        483,535           587,500
  Deferred compensation and notes receivable --
    employee stock purchase plans..............        18,338            --            --        (18,338)               --
                                                 -------------     ---------     --------     -----------     -------------
Total stockholders' equity (deficiency)........      (286,395)      257,660       114,362        501,873           587,500
                                                 -------------     ---------     --------     -----------     -------------
Total liabilities & stockholders' equity
  (deficiency).................................   $ 1,053,780      $(140,284)    $214,362      $ 524,167       $ 1,652,025
                                                 ============      =========     ========     ==========      ============

---------------
(a) To record the discharge or reclassification of prepetition obligations as well as the repayment in cash of $77.6 million of D.I.P. financing and a $62.7 million priority term loan.
(b) To record proceeds received from the issuance of new debt and equity securities and to record the preferred stock settlement payment of $500,000 and the receipt of approximately $1.1 million for the purchase of Class B Common Stock.
(c) To record adjustments to reflect assets and liabilities at fair market values and to record reorganization value in excess of amounts allocable to identifiable assets.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Financial Reporting for Bankruptcy Proceedings

     The Company implemented the guidance as to financial reporting by entities that have filed petitions with the Bankruptcy Court, provided by SOP 90-7 in the accompanying financial statements.

                          AMERICA WEST AIRLINES, INC.

     Pursuant to SOP 90-7, prepetition liabilities are reported on the basis of the expected amounts of such allowed claims, as opposed to the amounts for which those allowed claims may be settled and are classified as "Liabilities Subject to Chapter 11 Proceedings". The accrual for interest on such unsecured or undersecured liabilities was discontinued from the period June 27, 1991 to August 25, 1994, the Effective Date of the Plan.

  (b) Cash Equivalents

     Cash equivalents consist of all highly liquid debt instruments purchased with original maturities of three months or less and are carried at cost which approximates market.

  (c) Restricted Cash

     Restricted cash includes cash deposits securing certain letters of credit and cash held in Company accounts, but pledged to an institution which processes credit card sales transactions.

  (d) Expendable Spare Parts and Supplies

     Flight equipment expendable spare parts and supplies are valued at average cost. Allowances for obsolescence are provided, over the estimated useful life of the related aircraft and engines, for spare parts expected to be on hand at the date the aircraft are retired from service.

  (e) Property and Equipment

     Property and equipment were recorded at cost as of December 31, 1993 and at fair market value as of August 25, 1994; subsequent acquisitions are recorded at cost. Interest capitalized on advance payments for aircraft acquisitions and on expenditures for aircraft improvements are part of these costs. Interest capitalized was $621,000 for the period August 26, 1994 through December 31, 1994. No interest was capitalized while the Company was in bankruptcy. Property and equipment is depreciated and amortized to residual values over the estimated useful lives or the lease term, whichever is less, using the straight-line method.

     The estimated useful lives for the Company's property and equipment range from three to twelve years for owned property and equipment and to thirty years for the reservation and training center and technical support facilities. The estimated useful lives of the Company's owned aircraft, jet engines, flight equipment and rotable parts range from eleven to twenty-two years. Leasehold improvements relating to flight equipment and other property on operating leases are amortized over the life of the lease or the life of the asset, whichever is shorter.

     Routine maintenance and repairs are charged to expense as incurred. The cost of major scheduled airframe, engine and certain component overhauls are capitalized and amortized over the periods benefited and included in aircraft maintenance materials and repairs for the Reorganized Company, as part of fresh start reporting, and in depreciation and amortization expense for the Predecessor Company. Additionally, a provision for the estimated cost of scheduled airframe and engine overhauls required to be performed on leased aircraft prior to their return to the lessors has been provided.

  (f) Reorganization Value in Excess of Amounts Allocable to Identifiable Assets

     Reorganization value in excess of amounts allocable to identifiable assets is amortized on a straight line basis over 20 years. Accumulated amortization at December 31, 1994 is approximately $11.1 million. As more fully discussed at
Note 9, with respect to the period ended December 31, 1994, a reduction in reorganization value in excess of amounts allocable to identifiable assets of $11.9 million was recorded as a result of the utilization of Predecessor Company tax attributes. The Company assesses the recoverability of this asset based upon expected future undiscounted cash flows and other relevant information.

                          AMERICA WEST AIRLINES, INC.

  (g) Frequent Flyer Awards

     The Company maintains a frequent travel award program known as "FlightFund" that provides a variety of awards to program members based on accumulated mileage. The estimated cost of providing the free travel, using the incremental cost method as adjusted for estimated redemption rates, is recognized as a liability and charged to operations as program members accumulate mileage.

  (h) Manufacturers' and Deferred Credits

     In connection with the acquisition of certain aircraft and engines, the Company receives various credits. Such manufacturers' credits are deferred until the aircraft and engines are delivered, at which time they are either applied as a reduction of the cost of acquiring owned aircraft and engines, resulting in a reduction of future depreciation expense, or amortized as a reduction of rent expense for leased aircraft and engines. Unamortized amounts were written off at the Effective Date.

  (i) Deferred Credit -- Operating Leases

     Operating leases were adjusted to fair market value at the Effective Date. The net present value of the difference between the contractual lease rates and the fair market rates has been recorded as a deferred credit in the accompanying balance sheets. The deferred credit will be increased through charges to interest expense and decreased on a straight-line basis as a reduction in rent expense over the applicable lease periods. At December 31, 1994, the unamortized balance of the deferred credit was $116.9 million.

  (j) Revenue Recognition

     Passenger revenue is recognized when the transportation is provided. Ticket sales for transportation which has not yet been provided are reflected in the financial statements as air traffic liability.

  (k) Passenger Traffic Commissions and Related Fees

     Passenger traffic commissions and related fees are expensed when the transportation is provided and the related revenue is recognized. Passenger traffic commissions and related fees not yet recognized are included as a prepaid expense.

  (l) Income Taxes

     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. As more fully discussed at Note 9, adoption of the new standard changed the Company's method of accounting for income taxes from the deferred approach to an asset and liability approach.

     As with the prior standard, the Company continues to account for its general business credits by use of the flow-through method.

  (m) Per Share Data

     Primary earnings per share is based upon the weighted average number of shares of common stock outstanding and dilutive common stock equivalents (stock options and warrants). Primary earnings per share reflect net income adjusted for interest on borrowings effectively reduced by the proceeds from the assumed exercise of common stock equivalents but only if the effect of such adjustments are dilutive.

     Fully diluted earnings per share is based on the weighted average number of shares of common stock outstanding, dilutive common stock equivalents (stock options and warrants), and the conversion of outstanding convertible preferred stock as well as for the Predecessor Company the conversion of convertible

                          AMERICA WEST AIRLINES, INC.

subordinate debentures. Fully diluted earnings per share reflect net income adjusted for interest on borrowings effectively reduced by the proceeds from the assumed exercise of common stock equivalents but only if the effect of such adjustments are dilutive.

  (n) Reclassification

     Certain prior period reclassifications have been made in the Predecessor Company's financial statements to conform to the Reorganized Company's presentation.

4. LONG-TERM DEBT

     Long-term debt at December 31 consists of the following:

                                                                REORGANIZED   |     PREDECESSOR
                                                                  COMPANY     |       COMPANY
                                                               -------------- |    --------------
                                                                    1994      |         1993
                                                               -------------- |    --------------
                                                               (IN THOUSANDS) |    (IN THOUSANDS)
                                                                              |
SECURED                                                                       |
Notes payable, fixed interest rates of 6.00% to 10.79% and                    |
  floating interest rates of various LIBOR + 1.5% to 3.5%,                    |
  installments due through 2008.............................      $307,077    |       $402,448
Borrowings under lines of credit, floating interest rates of                  |
  Prime + 1% to three month LIBOR + 4%, installments due                      |
  through 1999. No available borrowings remain. ............        24,225    |         18,589
Notes payable, floating interest rate of Prime + 1%,                          |
  installments                                                                |
  due through 1999. (a).....................................        34,097    |             --
DIP financing...............................................            --    |         83,577
                                                                   -------    |       --------
                                                                   365,399    |        504,614
UNSECURED                                                                     |
11 1/4% senior notes, face amount of $123 million, interest                   |
  only payments until due in 2001. (b)......................       120,843    |             --
Notes payable, fixed interest rates of 6% to 8% and floating                  |
  interest rates of three month LIBOR + 3%, installments due                  |
  through 2000. ............................................        41,752    |         10,734
Other.......................................................         2,802    |          6,273
                                                                   -------    |       --------
                                                                   165,397    |         17,007
          Total long-term debt..............................       530,796    |        521,621
          Less: current maturities..........................       (65,198)   |       (125,271)
                                                                  --------    |       --------
                                                                  $465,598    |       $396,350
                                                                  ========    |       ========

---------------
(a) Approximately $29.5 million was drawn on a letter of credit facility that secured certain industrial development bonds (the "Bonds") used by the Company to build its aircraft maintenance facility in Phoenix, Arizona (the "Hangar"). The issuer of the letter of credit facility was in turn reimbursed for such draws under a reimbursement agreement among the Company, that issuer and a certain bank group (the "Banks"). The reimbursement agreement was secured by the Hangar. At the Effective Date, the Company and the Banks agreed to facilitate repayment of the obligation created under the reimbursement agreement with two loans, the principal loan for $29.5 million and the interest loan for $6.5 million. These two loans are secured by the Hangar. The interest loan is repaid with monthly level principal payments and interest at the prime rate plus 1% and matures in August 1996. Amortization of the principal loan is calculated over 12 years with a five year maturity in August 1999; and payments are made monthly of level principal and interest at the prime rate plus 1%, with the balance of the loan, or $12.5 million, being due at its maturity. Additionally, if the Company does not re-market the Bonds prior to August 25, 1995 (the proceeds from which will be used to retire the then outstanding balance of the

                          AMERICA WEST AIRLINES, INC.

     principal loan), the Company is required to make an additional $5.0 million principal repayment under the principal loan in October 1995.

(b) On the Effective Date, the Company issued $100 million of 11 1/4% Senior Unsecured Notes (the "Senior Notes") at a discount of 1.575% as part of the investment by AmWest, and on October 14, 1994, the Company issued an additional $23 million of the Senior Notes. The notes mature in September, 2001 and interest is payable in arrears semi-annually commencing on March 1, 1995. The Senior Notes may be redeemed at the option of the Company; (i) prior to September 1, 1997; (a) at any time, in whole but not in part, at a redemption price of 105% of the principal amount of the Senior Notes plus accrued and unpaid interest, if any, to the redemption date or; (b) from time to time in part from the net proceeds of a public offering of its capital stock at a redemption price equal to 105% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date except for amounts mandatorily redeemed; (ii) on or after September 1, 1997 at any time in whole or from time to time in part, at a redemption price equal to the following percentage of principal redeemed, plus accrued and unpaid interest to the date of redemption, if redeemed during the 12-month period beginning:

                                   SEPTEMBER 1,                 PERCENTAGE
                    ------------------------------------------  ----------
                      1997....................................    105.0%
                      1998....................................    103.3%
                      1999....................................    101.7%
                      2000....................................    100.0%

     The Senior Notes are also subject to mandatory redemption if the Company consummates a Public Offering Sale, as defined in the Indenture, prior to September 1, 1997, and immediately prior to such consummation, the Company has cash and cash equivalents, not subject to any restriction on disposition of at least $100 million. Then the Company shall redeem the Senior Notes at a redemption price equal to 104% of the aggregate principal amount of the Senior Notes so redeemed plus accrued and unpaid interest to the redemption date. The aggregate redemption price and accrued unpaid interest of the Senior Notes to be redeemed shall equal the lesser of: (a) 50% of the net proceeds of such Public Offering Sale and; (b) the excess if any of; (i) $20 million and; (ii) the amount of any net offering proceeds of any Public Offering Sale received prior to September 1, 1997. The Indenture contains a limitation on investment covenant with which the Company was in compliance at December 31, 1994.

At December 31, 1994, the estimated maturities of long-term debt are as follows:

                                                                     (IN THOUSANDS)
                1995...............................................     $ 65,198
                1996...............................................       55,566
                1997...............................................       48,316
                1998...............................................       44,653
                1999...............................................       57,203
                Thereafter.........................................      259,860
                                                                     -----------
                                                                        $530,796
                                                                     ===========

     Secured financings totaling $361 million are collateralized by assets, primarily aircraft and engines, with a net book value of $422.6 million at December 31, 1994.

     Prepetition long-term debt totaling approximately $224 million was included in Estimated Liabilities Subject to Chapter 11 Proceedings at December 31, 1993. As part of the reorganization, approximately $85.6 million of long-term debt was restructured and included as long-term debt secured at December 31, 1994.

                          AMERICA WEST AIRLINES, INC.

Certain of the Company's long-term debt agreements contain minimum cash balance requirements, leverage ratios, coverage ratios and other financial covenants for which the Company was in compliance at December 31, 1994.

5. CAPITAL STOCK

     Preferred Stock

     The Company's Board of Directors by resolution may authorize the issuance of the Preferred Stock as a class, in one or more series, having the number of shares, designations, relative voting rights, dividend rights, liquidation and other preferences, and limitation that the Board of Directors fixes without any stockholder approval. No shares of Preferred Stock have been issued.

     Common Stock

     The holders of Class A Common Stock are entitled to fifty votes per share, and the holders of Class B Common Stock are entitled to one vote per share, on all matters submitted to a vote of common stockholders except that voting rights of non-U.S. citizens are limited. The Class A Common Stock is convertible into an equal number of Class B shares at any time at the election of the holders of the Class A Common Stock.

     Holders of Common Stock of all classes participate equally as to any dividends or distributions on the Common Stock, except that dividends payable in shares of Common Stock, or securities to acquire Common Stock, will be made in the same class of common stock as that held by the recipient of the dividend. Holders of Common Stock have no right to cumulate their votes in the election of directors. The Common Stock votes together as a single class, subject to the right to a separate class vote in certain instances required by law.

     Pursuant to the Stockholders' Agreement, the partners and assignees of AmWest and GPA will vote all shares of Common Stock owned by them in favor of the reelection of the initially designated independent directors for as long as such independent directors continue to serve until the third annual meeting.

     In addition to the voting and other provisions of the Stockholders' Agreement, AmWest and GPA agreed that (i) the partners and assignees of AmWest will vote in favor of GPA's nominee to the Company's Board of Directors, and
(ii) GPA will vote in favor of the partners and assignees of AmWest's nine nominees to the Company's Board of Directors for so long as (a) the partners and assignees of AmWest own at least 5% of the voting equity securities of the Company, and (b) GPA owns at least 2% of the voting equity securities of the Company.

     Warrants

     The Company issued approximately 10.4 million Warrants to purchase Class B Common Stock with an exercise price of $12.74 per share as part of the reorganization. The Warrants are exercisable by the holders anytime before August 25, 1999 and 10.4 million shares of Class B Common Stock have been reserved for the exercise of these warrants.

6. RESTRICTED STOCK AND STOCK OPTIONS

     In December 1994, the Company's Board of Directors approved the America West Airlines, Inc. 1994 Incentive Equity Plan (the "Incentive Plan") subject to approval of the stockholders. Under the Incentive Plan, up to 3.5 million shares of Class B Common Stock may be issued to cover all outstanding awards under this plan, of which, no more than 1.5 million will be issued as Restricted Stock or Bonus Stock. The Company's Board of Directors granted 11,000 shares of restricted stock under the Incentive Plan and recorded compensation expense of $96,250 based on the fair value of $8.75 at the date of grant. Additionally, 1,267,000 options to purchase common stock at $8.75 per share, the fair value at date of grant were granted

                          AMERICA WEST AIRLINES, INC.

under the Incentive Plan. Also, 39,000 options to purchase common stock were granted at $8.75 per share, the fair value at date of grant, to members of the Board of Directors who are not employees of the Company. As of December 31, 1994, 11,000 shares of restricted stock were vested and 255,000 options to purchase common stock were exercisable, both contingent upon stockholder approval of the Incentive Plan.

7. EMPLOYEE BENEFIT PLAN

     The Company has a 401(k) defined contribution plan, covering essentially all employees of the Company. Participants may contribute from 1 to 15% of their pre-tax earnings to a maximum of $9,240 in 1995. In April 1994, the Company increased the Company matched portion from 25% to 50% of a participant's contributions up to 6% of the participant's annual pre-tax earnings. The Company's contribution expense to the plan totaled $3.8 million, $2.1 million and $2 million in 1994, 1993 and 1992, respectively.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS

     Cash and Cash Equivalents

     The carrying amount approximates fair value because of the short maturity of those instruments.

     Accounts Receivable and Accounts Payable

     The carrying amount of accounts receivable and accounts payable approximates fair value as they are expected to be collected or paid within 90 days of year-end.

     Long-term Debt, Including Current Maturities (at December 31, 1994)

     The fair value of long-term debt, including current maturities, was approximately $515 million based on quoted market prices for the same or similar debt including debt of comparable remaining maturities.

    Long-term Debt Including Current Maturities and Estimated Liabilities Subject to
     Chapter 11 Proceedings (December 31, 1993)

     The fair value of long-term debt and estimated liabilities subject to Chapter 11 proceedings cannot readily be estimated as quoted market prices are not available. Additionally, future cash flows cannot be estimated as the repayment of these instruments is subject to disposition within the bankruptcy proceedings.

9. INCOME TAXES

     The Company follows Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109). The Predecessor Company had adopted SFAS 109 as of January 1, 1993. Under SFAS 109, deferred tax assets (subject to a possible valuation allowance) and liabilities are recognized for the expected future tax consequences of events that are reflected in the Company's financial statements or tax returns.

  Income tax expense:

     For the periods shown below, the Company recorded income tax expense as follows:

                          AMERICA WEST AIRLINES, INC.

                                             REORGANIZED      |              PREDECESSOR COMPANY
                                               COMPANY        |     --------------------------------------
                                          ------------------  |                              YEARS ENDED
                                             PERIOD FROM      |        PERIOD FROM           DECEMBER 31,
                                             AUGUST 26 TO     |        JANUARY 1 TO          -------------
                                          DECEMBER 31, 1994   |      AUGUST 25, 1994         1993    1992
                                          ------------------  |     ------------------       ----   ------
                                            (IN THOUSANDS)    |                 (IN THOUSANDS)
                                                              |
Current taxes:                                                |
  Federal...............................       $     --       |           $1,869             $675   $  --
  State.................................             36       |              190               84      --
                                             ----------       |          -------             ----     ----
                                                     36       |            2,059              759      --
Deferred taxes:.........................             --       |               --               --      --
Income tax expense attributable to                            |
  reorganization items..................         11,854       |               --               --      --
                                               --------       |          -------             ----    ----
Income tax expense......................       $ 11,890       |           $2,059             $759    $
                                               ========       |           ======             ====    ====

     With respect to the period August 26, 1994 to December 31, 1994, income tax expense pertains both to income before extraordinary item as well as certain adjustments necessitated by the effectiveness of the Plan and the resultant fresh start adjustments to the Company's financial statements. The Company's reorganization and the associated implementation of fresh start reporting gave rise to significant items of expense for financial reporting purposes that are not deductible for income tax purposes. In large measure, it is these nondeductible (for income tax purposes) expenses that result in an effective tax rate (for financial reporting purposes) significantly greater than the current U.S. corporate statutory rate of 35 percent. Nevertheless, the Company's actual income tax liability (i.e., income taxes payable) is considerably lower than income tax expense shown for financial reporting purposes. This difference in financial expense compared to actual income tax liability is in part attributable to the utilization of certain tax attributes of the Predecessor Company that serve to reduce the Company's actual income tax liability. The excess of financial expense over the Company's actual income tax liability (approximately $11.8 million) is applied to reduce the carrying balance of the Company's reorganization value in excess of amounts allocable to identifiable assets.

     For the periods January 1, 1994 to August 25, 1994, and years ended December 31, 1993 and 1992, income tax expense pertains solely to income before extraordinary item. No income tax expense was recognized with respect to the extraordinary gain resulting from the cancellation of indebtedness that occurred in connection with the effectiveness of the Plan as such gain is not subject to income taxation.

     A reconciliation of taxes at the federal statutory rate ("expected taxes") of 35% to those reflected in the financial statements (the "effective rate") is as follows:

                                                       REORGANIZED     |
                                                         COMPANY       |         PREDECESSOR COMPANY
                                                    ------------------ |  ---------------------------------
                                                       PERIOD FROM     |     PERIOD FROM        YEAR ENDED
                                                       AUGUST 26 TO    |     JANUARY 1 TO      DECEMBER 31,
                                                    DECEMBER 31, 1994  |   AUGUST 25, 1994         1993
                                                    ------------------ |  ------------------   ------------
                                                      (IN THOUSANDS)   |           (IN THOUSANDS)
                                                                       |
Taxes at U.S. statutory rate......................       $  6,908      |       $ 19,758          $ 13,273
Benefit of loss carryforwards.....................             --      |        (17,889)          (12,598)
State taxes.......................................          1,663      |            190                84
Amortization of reorganization value in excess                         |
  of amounts allocable to identifiable assets.....          3,901      |             --                --
Other.............................................           (582)     |             --                --
                                                         --------      |       --------          --------
          Total...................................       $ 11,890      |       $  2,059          $    759
                                                         ========      |       ========          ========

                          AMERICA WEST AIRLINES, INC.

     As of December 31, 1994, the Company has available net operating loss, business tax credit and alternative minimum tax credit carryforwards for Federal income tax purposes of approximately $557.9 million, $12.7 million and $.57 million, respectively. The net operating loss carryforwards expire during the years 1999 through 2009 while the business credit carryforwards expire during the years 1997 through 2006. However, such carryforwards are not fully available to offset federal (and in certain circumstances, state) alternative minimum taxable income. Further, as a result of a statutory "ownership change" (as defined for purposes of sec.382 of the Internal Revenue Code) that occurred as a result of the effectiveness of the Company's Plan of Reorganization, the Company's ability to utilize its net operating loss and business tax credit carryforwards may be restricted. The alternative minimum tax credit may be carried forward without expiration and is available to offset future income tax payable.

  Composition of Deferred Tax Items:

     The Company has not recognized any net deferred tax items as of December 31, 1994. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are a result of the temporary differences related to the items described as follows:

                                               REORGANIZED    |
                                                 COMPANY      |              PREDECESSOR COMPANY
                                            ----------------- |    ----------------------------------------
                                            DECEMBER 31, 1994 |     AUGUST 25, 1994       DECEMBER 31, 1993
                                            ----------------- |    ------------------     -----------------
                                             (IN THOUSANDS)   |                 (IN THOUSANDS)
                                                              |
Deferred income tax liabilities:                              |
  Property and equipment, principally                         |
     depreciation and fresh start                             |
     differences..........................      $ (71,425)    |        $  (70,367)            $(105,242)
                                                ---------     |        ----------             ---------
Deferred tax assets:                                          |
Aircraft leases...........................         63,354     |            65,787                20,594
Reorganization expenses...................         32,654     |            32,654                16,527
Net operating loss carryforwards..........        215,119     |           210,939               212,124
Tax credit carryforwards..................         13,272     |            13,272                12,706
Other.....................................         10,892     |            13,809                 9,707
                                                 --------     |          --------              --------
          Total deferred tax assets.......        335,291     |           336,461               271,658
                                                 --------     |          --------              --------
Valuation allowance.......................       (263,866)    |          (266,094)             (166,416)
                                                 --------     |          --------              --------
          Net deferred items..............      $      --     |        $       --             $      --
                                                =========     |        ==========             =========

     SFAS 109 requires a "more likely than not" criterion be applied when evaluating the realizability of a deferred tax asset. Given the Company's history of losses for income tax purposes, the volatility of the industry within which the Company operates and certain other factors, the Company has established a valuation allowance principally for the portion of its deductible temporary differences, including net operating loss and other carryforwards that may not be available due to expirations or other limitations after consideration of net reversals of future taxable and deductible amounts. In this context, the Company has taken into account prudent and feasible tax planning strategies. After application of the valuation allowance, the Company's net deferred tax assets and liabilities are zero. If the Company, in future tax periods, were to recognize tax benefits attributable to tax attributes of the Predecessor Company (such as net operating loss and other carryforwards), any such benefit would be applied to reduce the balance of reorganization value in excess of amounts allocable to identifiable assets.

10. SUPPLEMENTAL INFORMATION TO STATEMENTS OF CASH FLOWS

     Cash paid for interest, net of amounts capitalized, during the period August 26, 1994 through December 31, 1994, January 1, 1994 through August 25, 1994 and the years ended December 31, 1993 and 1992 was approximately $11 million, $29 million, $44 million and $46 million, respectively.

                          AMERICA WEST AIRLINES, INC.

     Cash paid for income taxes during the period August 26, 1994 through December 31, 1994, January 1, 1994 through August 25, 1994 and the year ended December 31, 1993 was $425,000, $1,253,000 and $537,000, respectively.

     Cash flows from reorganization items in connection with the Chapter 11 proceedings were as follows:


                                                         JANUARY 1 TO       YEARS ENDED DECEMBER 31,
                                                          AUGUST 25,      ----------------------------
                                                             1994            1993             1992
                                                         ------------     -----------     ------------
                                                                        (IN THOUSANDS)
Interest received on cash accumulations................    $  3,711         $ 2,635         $  2,030
Professional fees paid for services rendered...........     (23,563)         (7,372)         (11,346)
D.I.P. financing issuance costs paid...................          --          (1,378)          (1,760)

     In addition, during the period August 26 through December 31, 1994, January 1, 1994 through August 25, 1994 and the years ended December 31, 1993 and 1992, the Company had the following non-cash financing and investing activities:








                                            REORGANIZED   |
                                              COMPANY     |              PREDECESSOR COMPANY
                                           -------------- |   -----------------------------------------
                                            PERIOD FROM   |    PERIOD FROM
                                            AUGUST 26 TO  |   JANUARY 1 TO    YEARS ENDED DECEMBER 31,
                                            DECEMBER 31,  |    AUGUST 25,     -------------------------
                                                1994      |       1994         1993              1992
                                           -------------- |   -------------   -------           -------
                                           (IN THOUSANDS) |                (IN THOUSANDS)
                                                          |
Equipment acquired through capital                        |
  leases..................................    $     --    |      $   138      $   709           $   437
Conversion of long-term debt to common                    |
  stock...................................          --    |           --        1,938             3,685
Notes payable issued to seller............          --    |           --          818            22,804
Notes payable issued for administrative                   |
  claims..................................          --    |           --       11,597                --
Accrued interest reclassified to long-term                |
  debt....................................          --    |        5,563       15,137            16,443
Draws taken by third parties letter of                    |
  credit..................................          --    |           --           --            11,201
Preferred dividend declared but unpaid....          --    |           --           --             1,672
Issuance of stock as success bonus........          --    |        1,224           --                --

11. EXTRAORDINARY ITEM

     The extraordinary gain recorded in the period January 1 through August 25, 1994 includes $257.7 million from the discharge of indebtedness pursuant to the consummation of the Plan of Reorganization.

12. COMMITMENTS AND CONTINGENCIES

  (a) Leases

     As of December 31, 1994, the Company had 68 aircraft under operating leases with remaining terms ranging from five months to approximately 23 years. The Company has options to purchase certain of the aircraft at fair market values at the end of the lease terms. Certain of the agreements require security deposits and maintenance reserve payments. The Company also leases certain terminal space, ground facilities and computer and other equipment under noncancelable operating leases.

                          AMERICA WEST AIRLINES, INC.

     At December 31, 1994, the scheduled future minimum cash rental payments under noncancelable operating leases with initial terms of more than one year including those leases entered into through February 1995 are as follows:

                                                 (IN THOUSANDS)
       1995....................................    $  212,340
       1996....................................       205,236
       1997....................................       185,753
       1998....................................       163,520
       1999....................................       159,989
       Thereafter..............................     1,172,241
                                                   ----------
                                                   $2,099,079
                                                   ==========

     Rent expense (excluding landing fees) was approximately $245 million, $245 million and $307 million for the combined twelve months ended December 31, 1994 and the years ended December 31, 1993 and 1992, respectively.

     Collectively, the operating lease agreements require security deposits with lessors of $11.5 million and bank letters of credit of $17.6 million. The letters of credit are collateralized by $17.6 million of restricted cash as of December 31, 1994.

  (b) Revenue Bonds

     Special facility revenue bonds issued by a municipality have been used to fund the acquisition of leasehold improvements at the Phoenix Sky Harbor International Airport which have been leased by the Company. Under the operating lease agreements, which commenced in 1990, the Company is required to make rental payments sufficient to pay principal and interest when due on the bonds.

     On August 25, 1994, the Company entered into a Restated and Amended Trust Indenture in which the Series 1989 and Series 1990 Bonds were retired contemporaneously with the issuance of the Series 1994A and Series 1994B Bonds. Pursuant to the agreement, payment of principal and interest at 8.3% on the Series 1994A Bonds commenced on the Effective Date and ends on January 1, 2006 while payment of principal and interest at 8.2% on the Series 1994B Bonds commenced on the Effective Date and ends on January 1, 1999. At December 31, 1994, the outstanding balance was $21.2 million.

  (c) Aircraft and Related Equipment Acquisitions

     At December 31, 1994, the Company had on order a total of 24 Airbus A320-200 aircraft with an aggregate net cost estimated at $1.1 billion. Delivery dates of the aircraft will fall in the years 1998 through 2000 with an option to defer the 1998 deliveries. If new A320 aircraft are delivered as a result of the renegotiated put agreement (described below), the Company will have the right to cancel on a one-for-one basis, up to a maximum of eight non-consecutive aircraft deliveries hereunder, subject to certain conditions. The Company also has the option to cancel without cause up to an additional four aircraft, and the Company has the right to assign all or some of these delivery positions to Continental.

     At December 31, 1994, the Company had a put agreement for eight aircraft with deliveries to start not earlier than June 30, 1995 and end on June 30, 1999. Under the agreement, new or "like new" A320-200, or new or used B737-300 or B757-200 aircraft may be put to the Company at a rate of no more than two aircraft in 1995, and, with respect to each ensuing year during the put period, of no more than three aircraft. In addition, no more than five used aircraft may be put to the Company, and for every new A320 aircraft put to the Company, the Company has the right to reduce the deliveries under the AVSA A320 purchase contract on a one-for-one basis. During each January of the put period, the Company will negotiate the type and delivery

                          AMERICA WEST AIRLINES, INC.

dates of the put aircraft for that year. The puts will require 150-day notice and will be leased at fair market rates for terms ranging from three to eighteen years, depending on the type and condition of the aircraft. In 1995, three aircraft (one used B737-300 in February and two new A320-200s in April) will be delivered to the Company under this agreement. As part of the agreement, certain cash payments and securities were issued to the put holder pursuant to the Plan (see Note 13).

     The Company had certain aircraft purchase contracts with Boeing. In connection with the Plan, the Company reached a settlement in which the purchase contracts were rejected and equipment purchase deposits were kept by Boeing in full settlement of the rejection damages.

     In December 1994, the Company entered into a support contract with International Aero Engines ("IAE") which provides for the purchase by the Company of six new V2500-A5 spare engines scheduled for delivery beginning in 1998 through 2000 for use on the A320 fleet. Such engines have an estimated aggregate cost of $42.3 million for which the Company has provided a $1.5 million security deposit in the form of a letter of credit. Pursuant to a side letter to an earlier contract with IAE, the Company agreed to purchase from IAE prior to December 31, 1995, a new or used V2500-A1 engine. However, the Company expects to, with IAE's consent, acquire an additional "A5" engine in lieu of this "A1" engine.

     The following table reflects estimated cash payments under the aircraft and engine purchase contracts. Actual payments may vary due to inflation factor adjustments and changes in the delivery schedule of the equipment. The estimated cash payments include the progress payments that will be made in cash, as opposed to being financed under an existing progress payment financing facility.

                                                     (IN THOUSANDS)
        1995.......................................    $    3,223
        1996.......................................        32,608
        1997.......................................        58,230
        1998.......................................       379,309
        1999.......................................       355,540
        2000.......................................       350,863
                                                       ----------
                                                       $1,179,773
                                                       ==========

     At December 31, 1994, the Company has significant capital commitments for a number of new aircraft, as discussed above. Although the Company has arranged for financing for up to one-half of such commitment, the Company will require substantial capital from external sources to meet the remaining financial commitments. The Company intends to seek additional financing (which may include public debt financing or private financing) in the future when and as appropriate. There can be no assurance that sufficient financing will be obtained for all aircraft and other capital requirements. A default by the Company under any such commitment could have a material adverse effect on the Company.

  (d) Concentration of Credit Risk

     The Company does not believe it is subject to any significant concentration of credit risk. At December 31, 1994, approximately 82 percent of the Company's receivables related to tickets sold to individual passengers through the use of major credit cards or to tickets sold by other airlines and used by passengers on America West. These receivables are short-term, generally being settled shortly after the sale or in the month following usage. Bad debt losses, which have been minimal in the past, have been considered in establishing allowances for doubtful accounts.

                          AMERICA WEST AIRLINES, INC.

  (e) Contingent Legal Obligations

     Certain administrative and priority tax claims are pending against the Company, which, if ultimately allowed by the Bankruptcy Court, would represent general obligations of the Company. Such claims include claims of various state and local tax authorities and certain contractual indemnification obligations. Management cannot predict whether or to what extent any of the pending administrative and priority tax claims will result in liabilities to the Company. Should such liabilities be incurred, future operating results could be adversely affected. However, based on information currently available, management believes that the disposition will not have a material adverse effect on the Company's financial condition.

13. RELATED PARTY TRANSACTIONS

     In exchange for certain concessions principally arising from cancellation of the right of GPA to lease to America West 10 Airbus A320 aircraft at specified rates, GPA received (i) 900,000 shares of Class B Common Stock; (ii) 1,384,615 Warrants to purchase shares of Class B Common Stock at an exercise price of $12.74 per share; (iii) a cash payment of approximately $30.5 million;
(iv) the rights to require the Company to lease up to eight aircraft of types operated by the Company, which rights must be exercised by June 30, 1999.

     The Company has entered into various aircraft and leasing arrangements with GPA at terms comparable to those obtained from third parties for similar transactions. The Company leases 16 aircraft from GPA and the rental payments for such leases amount to $63.1 million, $63.1 million, and $63.8 million for the combined twelve months ended December 31, 1994, 1993 and 1992, respectively. As of December 31, 1994, the Company was obligated to pay approximately $1.1 billion under these leases which expire at various times through the year 2013.

     The Company has entered into Alliance Agreements with Continental and Mesa, both of whom invested in the Company. Pursuant to a code-sharing agreement with Mesa entered into in December 1992, the Company collects a per-passenger charge for facilities, reservations and other services from Mesa for enplanements on the Mesa system. Such payments by Mesa to the Company totaled $2.5 million and $1.9 million for the twelve months ended December 31, 1994 and 1993, respectively.

     In October 1994, the Company issued an additional $23.0 million of 11 1/4% Senior Unsecured Notes to Fidelity and Lehman in exchange for full settlement of certain prepetition unsecured claims. Additionally, cash payments of $2.1 million and $1.3 million were made to Fidelity and Lehman, respectively.

14. ESTIMATED LIABILITIES SUBJECT TO CHAPTER 11 PROCEEDINGS AND REORGANIZATION EXPENSE

     Under Chapter 11, certain claims against the Company in existence prior to the filing of the petitions for relief under the Code are stayed while the Company continued business operations as debtor-in-possession. These prepetition liabilities were settled as part of the Plan and were classified as "Estimated liabilities subject to Chapter 11 proceedings" prior to the Effective Date.

     Estimated liabilities subject to Chapter 11 proceedings as of December 31, 1993 consisted of the following:

        Long-term debt (including convertible subordinated
          debentures of $138.9 million).........................  $224,642
        Accounts payable and accrued liabilities................   113,945
        Accrued interest........................................    16,808
        Accrued taxes...........................................    25,719
                                                                  --------
                                                                  $381,114
                                                                  ========

                          AMERICA WEST AIRLINES, INC.

15. RESTRUCTURING CHARGES

     Restructuring charges consist of the following:

                                                                              1992
                                                                         --------------
                                                                         (IN THOUSANDS)
        Write-off for certain assets related to station closures or
          route restructuring..........................................     $  9,529
        Provision for spare parts for aircraft types no longer in
          service......................................................       12,651
        Provision for employee severance...............................        2,284
        Loss on return of aircraft.....................................        6,852
                                                                            --------
                                                                            $ 31,316
                                                                            ========

     The restructuring charges were necessitated primarily by aircraft fleet reductions and other operational changes. The Company has reduced its fleet to 87 aircraft and has reduced the number of aircraft types in the fleet from five to three.

16. QUARTERLY FINANCIAL DATA (UNAUDITED)

     Summarized quarterly financial data for 1994 and 1993 are as follows:

                                                   1ST          2ND           3RD          4TH
          1994 -- REORGANIZED COMPANY            QUARTER      QUARTER       QUARTER      QUARTER
-----------------------------------------------  --------     --------     ---------     --------
                                                    (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE
                                                                     AMOUNTS)
Total operating revenues.......................                            $ 127,315     $342,451
Operating income...............................                                8,336       30,535
Nonoperating expense, net......................                               (5,293)     (13,842)
Income tax expense.............................                               (1,825)     (10,065)
Net income.....................................                                1,218        6,628
Earnings per share:
  Primary......................................                                  .03          .15
  Fully diluted................................                                  .03          .15


                                                   1ST          2ND           3RD          4TH
          1994 -- PREDECESSOR COMPANY            QUARTER      QUARTER       QUARTER      QUARTER
-----------------------------------------------  --------     --------     ---------     --------
                                                    (IN THOUSANDS OF DOLLARS EXCEPT PER SHARE
                                                                     AMOUNTS)
Total operating revenues.......................  $345,264     $363,351       230,413
Operating income...............................    37,750       44,146        25,610
Nonoperating expense, net (a)..................   (21,943)     (23,171)     (263,601)
Income tax expense.............................      (632)        (839)         (588)
Net income (a).................................    15,175       20,136        19,081
Earnings per share:
  Primary......................................       .56          .74           .69
  Fully diluted................................       .40          .52           .49

                          AMERICA WEST AIRLINES, INC.

          1993 -- PREDECESSOR COMPANY
-----------------------------------------------
Total operating revenues.......................   316,605      324,910       335,113      348,736
Operating income...............................    17,168       25,179        32,981       45,726
Nonoperating expense, net......................   (14,990)     (14,710)      (18,285)     (35,145)
Income tax expense.............................       (44)        (209)         (293)        (213)
Net income.....................................     2,134       10,260        14,403       10,368
Earnings per share:
  Primary......................................       .09          .41           .56          .40
  Fully diluted................................       .09          .28           .38          .28

---------------
(a) During the third quarter of 1994, the Company recorded reorganization expenses of $255.4 million as well as an extraordinary gain of $257.7 million from the discharge of debt pursuant to the Plan of Reorganization.

                          AMERICA WEST AIRLINES, INC.

                            CONDENSED BALANCE SHEETS
                        (IN THOUSANDS EXCEPT SHARE DATA)




                                                                    SEPTEMBER 30,    DECEMBER 31,
                                                                        1995             1994
                                                                     -----------     ------------
                                                                     (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents........................................  $   249,854      $  182,581
  Accounts receivable, less allowance for doubtful accounts of
     $3,814 in 1995 and $3,531 in 1994.............................       92,197          57,474
  Expendable spare parts and supplies, less allowance for
     obsolescence of $1,671 in 1995 and $483 in 1994...............       28,219          24,179
  Prepaid expenses.................................................       41,819          29,284
                                                                     -----------     ------------
     Total current assets..........................................      412,089         293,518
                                                                     -----------     ------------
Property and equipment:
  Flight equipment.................................................      526,354         452,177
  Other property and equipment.....................................       98,626          92,169
                                                                     -----------     ------------
                                                                         624,980         544,346
  Less accumulated depreciation and amortization...................       58,331          15,882
                                                                     -----------     ------------
                                                                         566,649         528,464
  Equipment purchase deposits......................................       27,489          26,074
                                                                     -----------     ------------
                                                                         594,138         554,538
                                                                     -----------     ------------
Restricted cash....................................................       29,210          28,578
Reorganization value in excess of amounts allocable to identifiable
  assets, net......................................................      581,428         645,703
Other assets, net..................................................       25,966          22,755
                                                                     -----------     ------------
                                                                     $ 1,642,831      $1,545,092
                                                                       =========      ==========

           See accompanying notes to condensed financial statements.

                          AMERICA WEST AIRLINES, INC.

                            CONDENSED BALANCE SHEETS
                        (IN THOUSANDS EXCEPT SHARE DATA)



                                                                     SEPTEMBER 30,     DECEMBER 31,
                                                                         1995              1994
                                                                     -------------     ------------
                                                                      (UNAUDITED)
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt.............................   $    65,651       $   65,198
  Accounts payable.................................................        91,922           77,569
  Air traffic liability............................................       227,426          127,356
  Accrued compensation and vacation benefits.......................        27,827           15,776
  Accrued interest.................................................         7,393           13,109
  Accrued taxes....................................................        54,207           27,061
  Other accrued liabilities........................................        14,969           15,376
                                                                     -------------     ------------
     Total current liabilities.....................................       489,395          341,445
                                                                     -------------     ------------
Long-term debt, less current maturities............................       376,655          465,598
Deferred credits...................................................       110,041          116,882
Other liabilities..................................................        23,252           25,721
Commitments and contingencies
Stockholders' equity:
  Preferred stock, $.01 par value. Authorized 48,800,000 shares; no
     shares issued at September 30, 1995 or December 31, 1994......            --               --
  Class A common stock, $.01 par value. Authorized 1,200,000 shares; issued and outstanding 1,200,000 shares at September
     30, 1995 and December 31, 1994................................            12               12
  Class B common stock, $.01 par value. Authorized 100,000,000 shares; issued and outstanding 43,967,378 shares at September
     30, 1995 and 43,936,272 at December 31, 1994..................           440              439
  Additional paid-in capital.......................................       587,392          587,149
  Retained earnings................................................        55,644            7,846
                                                                     -------------     ------------
     Total stockholders' equity....................................       643,488          595,446
                                                                     -------------     ------------
                                                                      $ 1,642,831       $1,545,092
                                                                      ===========       ==========

           See accompanying notes to condensed financial statements.

                          AMERICA WEST AIRLINES, INC.

                       CONDENSED STATEMENTS OF OPERATIONS
                      (IN THOUSANDS EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                  REORGANIZED           |
                                                                    COMPANY             |   PREDECESSOR
                                                         -----------------------------  |     COMPANY
                                                         NINE MONTHS      PERIOD FROM   |   ------------
                                                            ENDED         AUGUST 26 TO  |   PERIOD FROM
                                                          SEPTEMBER        SEPTEMBER    |   JANUARY 1 TO
                                                             30,              30,       |    AUGUST 25,
                                                             1995             1994      |       1994
                                                         ------------     ------------  |   ------------
                                                                                        |
Operating revenues:                                                                     |
  Passenger............................................   $1,082,858        $118,592    |    $  882,140
  Cargo................................................       32,613           4,258    |        27,645
  Other................................................       38,862           4,465    |        29,243
                                                            --------       ---------    |      --------
     Total operating revenues..........................    1,154,333         127,315    |       939,028
                                                            --------       ---------    |      --------
Operating expenses:                                                                     |
  Salaries and related costs...........................      283,869          33,047    |       213,722
  Rentals and landing fees.............................      210,203          25,823    |       173,710
  Aircraft fuel........................................      126,664          15,694    |       100,646
  Agency commissions...................................       93,147          10,508    |        78,988
  Aircraft maintenance materials and repairs...........       44,735           4,768    |        28,109
  Depreciation and amortization........................       60,648           6,699    |        56,694
  Other................................................      203,055          22,440    |       179,653
                                                            --------       ---------    |      --------
     Total operating expenses..........................    1,022,321         118,979    |       831,522
                                                            --------       ---------    |      --------
     Operating income..................................      132,012           8,336    |       107,506
                                                            --------       ---------    |      --------
Nonoperating income (expenses):                                                         |
  Interest income......................................       11,114           1,083    |           470
  Interest expense (contractual interest of $44,747 for                                 |
     the period from January 1, 1994 to August 25,                                      |
     1994).............................................      (45,461)         (6,358)   |       (33,998)
  Loss on disposition of property and equipment........       (2,515)            (53)   |        (1,659)
  Reorganization expense, net..........................           --              --    |      (273,659)
  Other, net...........................................          128              35    |           131
                                                            --------       ---------    |      --------
     Total nonoperating expenses, net..................      (36,734)         (5,293)   |      (308,715)
                                                            --------       ---------    |      --------
Income (loss) before income taxes and extraordinary                                     |
  items................................................       95,278           3,043    |      (201,209)
                                                            --------       ---------    |      --------
Income taxes...........................................       46,496           1,825    |         2,059
                                                            --------       ---------    |      --------
Income (loss) before extraordinary items...............       48,782           1,218    |      (203,268)
                                                            --------       ---------    |      --------
Extraordinary items, net of taxes......................         (984)             --    |       257,660
                                                            --------       ---------    |      --------
Net income.............................................       47,798           1,218    |        54,392
Retained earnings (deficit) at beginning of period.....        7,846              --    |      (438,626)
                                                            --------       ---------    |      --------
  Fresh start adjustments..............................           --              --    |       384,234
                                                            --------       ---------    |      --------
Retained earnings at end of period.....................   $   55,644        $  1,218    |    $       --
                                                            ========       =========    |      ========
Earnings (loss) per share:(a)                                                           |
  Primary:                                                                              |
     Income (loss) before extraordinary items..........   $     1.06        $    .03    |    $    (7.03)
     Extraordinary items, net of taxes.................         (.02)             --    |          9.02
                                                            --------       ---------    |      --------
     Net income........................................   $     1.04        $    .03    |    $     1.99
                                                            ========       =========    |      ========
  Fully Diluted:                                                                        |
     Income (loss) before extraordinary items..........   $     1.05        $    .03    |    $    (4.96)
     Extraordinary items, net of taxes.................         (.02)             --    |          6.37
                                                            --------       ---------    |      --------
     Net income........................................   $     1.03        $    .03    |    $     1.41
                                                            ========       =========    |      ========
Shares used for computation:                                                            |
     Primary...........................................       46,354          45,125    |        28,550
                                                            ========       =========    |      ========
     Fully diluted.....................................       48,256          45,125    |        40,452
                                                            ========       =========    |      ========

---------------
(a) Historical per share data for the Predecessor Company is not meaningful since the Company has been recapitalized and has adopted fresh start reporting as of August 25, 1994.

           See accompanying notes to condensed financial statements.

                          AMERICA WEST AIRLINES, INC.

                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                                        |    PREDECESSOR
                                                                                        |      COMPANY
                                                               REORGANIZED COMPANY      |    -----------
                                                          ----------------------------- |    PERIOD FROM
                                                           NINE MONTHS     PERIOD FROM  |     JANUARY 1
                                                              ENDED       AUGUST 26 TO  |        TO
                                                          SEPTEMBER 30,   SEPTEMBER 30, |    AUGUST 25,
                                                              1995            1994      |       1994
                                                          -------------   ------------- |    -----------
                                                                                        |
Cash flows from operating activities:                                                   |
  Net income............................................    $  47,798       $   1,218   |     $  54,392
  Adjustments to reconcile net income to cash provided                                  |
     by (used in) operating activities:                                                 |
     Depreciation and amortization......................       36,374           3,913   |        56,694
     Amortization of reorganization value in excess of                                  |
       amounts allocable to identifiable assets.........       24,274           2,786   |            --
     Amortization of deferred overhauls.................        6,647              --   |            --
     Amortization of deferred credits...................       (8,121)         (1,408)  |        (2,966)
     Loss on disposition of property and equipment......        2,515              53   |         1,659
     Reorganization items...............................           --              --   |       185,226
     Extraordinary (gain) loss on extinguishment of                                     |
       debt.............................................          984              --   |      (257,660)
     Other..............................................        3,433             298   |          (383)
  Changes in operating assets and liabilities:                                          |
     Decrease (increase) in accounts receivable, net....      (34,275)         12,196   |       (18,769)
     Decrease (increase) in spare parts and supplies,                                   |
       net..............................................       (4,395)           (585)  |           397
     Decrease (increase) in prepaid expenses............      (12,535)         (2,687)  |         1,284
     Decrease in other assets and restricted cash.......       37,907              35   |        12,971
     Increase (decrease) in accounts payable............       13,073         (10,185)  |       (15,557)
     Increase in air traffic liability..................      100,070           2,205   |        30,510
     Increase (decease) in accrued compensation and                                     |
       vacation benefits................................       12,051         (14,126)  |        15,739
     Increase (decrease) in accrued interest............       (5,651)          2,978   |         4,694
     Increase (decrease) in accrued taxes...............       27,146          (4,407)  |        25,999
     Increase (decrease) in other accrued liabilities...         (172)         (3,871)  |        67,429
     Increase (decrease) in other liabilities...........       (1,950)            346   |       (19,443)
                                                             --------        --------   |
       Net cash provided by (used in) operating                                         |
          activities....................................      245,173         (11,241)  |       142,216
Cash flows from investing activities:                                                   |
  Purchase of property and equipment....................      (81,102)           (948)  |       (61,271)
  Proceeds from disposition of property.................        1,597              84   |           334
  Long-term investment..................................       (1,750)             --   |            --
                                                             --------        --------   |
       Net cash used in investing activities............      (81,255)           (864)  |       (60,937)
Cash flows from financing activities:                                                   |
  Repayment of debt.....................................      (93,524)         (5,899)  |      (173,699)
  Debt issue costs......................................       (3,130)             --   |
  Issuance of long-term debt............................           --              --   |       100,000
  Issuance of common stock..............................           --              --   |       114,862
  Exercise of warrants..................................            9              --   |            --
                                                             --------        --------   |
       Net cash provided by (used in) financing                                         |
          activities....................................      (96,645)         (5,899)  |        41,163
                                                             --------        --------   |
       Net increase (decrease) in cash and cash                                         |
          equivalents...................................       67,273         (18,004)  |       122,442
                                                             --------        --------   |
Cash and cash equivalents at beginning of period........      182,581         222,073   |        99,631
                                                             --------        --------   |
Cash and cash equivalents at end of period..............    $ 249,854       $ 204,069   |     $ 222,073
                                                             ========        ========   |     =========

           See accompanying notes to condensed financial statements.

                          AMERICA WEST AIRLINES, INC.

                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1995

     America West Airlines, Inc. (the "Predecessor Company") filed a voluntary petition on June 27, 1991 to reorganize (the "Reorganization") under Chapter 11 of the U.S. Bankruptcy Code. On August 10, 1994, the Plan of Reorganization ("Plan"), filed by the Predecessor Company, was confirmed and became effective on August 25, 1994 (the "Effective Date"). For a detailed discussion of the Company's Plan, refer to the Company's Annual Report on Form 10-K for the year ended December 31, 1994. On August 25, 1994, America West Airlines, Inc. (the "Reorganized Company" or the " Company") adopted fresh start reporting in accordance with Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" ("SOP 90-7") of the American Institute of Certified Public Accountants. Accordingly, the Company's post-reorganization balance sheet and statement of operations have not been prepared on a basis consistent with such pre-reorganization financial statements and are not comparable in all respects to financial statements prior to reorganization. For accounting purposes, the inception date of the Reorganized Company is deemed to be August 26, 1994. A vertical black line is shown in the financial statements to separate the Reorganized Company from the Predecessor Company since they are not comparable.

1.  BASIS OF PRESENTATION

     The unaudited condensed financial statements included herein have been prepared by the Company pursuant to the rules and regulations of the Securities and Exchange Commission but do not include all information and footnotes required by generally accepted accounting principles pursuant to such rules and regulations. In the opinion of management, the condensed financial statements reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation. Certain prior year amounts have been reclassified to conform with current year presentation. The accompanying condensed financial statements should be read in conjunction with the financial statements and related note thereto included in the Company's Annual Report on Form 10-K for the year ended December 31, 1994.

2.  PER SHARE DATA

     Primary earnings per share is based upon the weighted average number of shares of common stock outstanding and dilutive common stock equivalents (stock options and warrants). Primary earnings per share reflect net income adjusted for interest on borrowings effectively reduced by the proceeds from the assumed exercise of common stock equivalents, but only if the effect of such adjustments are dilutive.

     Fully diluted earnings per share is based on the weighted average number of shares of common stock outstanding, dilutive common stock equivalents (stock options and warrants), and for the Predecessor Company the conversion of outstanding convertible preferred stock and the conversion of convertible subordinated debentures. Fully diluted earnings per share reflect net income adjusted for interest on borrowing effectively reduced by the proceeds from the assumed exercise of common stock equivalents, but only if the effects of such adjustment are dilutive.

3.  RESTRICTED STOCK AND STOCK OPTIONS

     In December 1994, the Company's Board of Directors approved the American West Airlines, Inc. 1994 Incentive Equity Plan (the "Incentive Plan" or "Plan"). The stockholders of the Company approved the Incentive Plan at the Annual Meeting held in May 1995. Under the Incentive Plan, up to 3,500,000 shares of Class B Common Stock may be issued to cover awards under the Incentive Plan, of which no more than 1,500,000 will be issued as restricted stock or bonus stock. As of September 30, 1995, the Company's Board of Directors granted under the Incentive Plan 41,334 shares of restricted stock and options to purchase 2,136,000 shares of Class B Common Stock at the fair market value on the date of grant ranging from $7.25 to $15.00. Also, options to purchase 75,000 shares of Class B Common Stock have been granted at the fair market value on date of grant, which range from $8.00 to $9.75, to members of the Board of Directors who are not

                          AMERICA WEST AIRLINES, INC.

employees of the Company. As of September 30, 1995, 33,750 shares of restricted stock were vested and 291,000 options to purchase shares of Class B Common Stock were exercisable.

4.  INCOME TAXES

     The Company adopted Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (SFAS 109) upon its emergence from bankruptcy. The Predecessor Company had adopted SFAS 109 as of January 1, 1993.

INCOME TAX EXPENSE:

     For the periods shown below, the Company recorded income tax expense (exclusive of extraordinary items) as follows:

                                                               REORGANIZED                 |    PREDECESSOR
                                                                 COMPANY                   |      COMPANY
                                               ------------------------------------------- |  ---------------
                                                   NINE MONTHS        PERIOD FROM AUGUST   |    PERIOD FROM
                                                      ENDED           26 TO SEPTEMBER 30,  |   JANUARY 1 TO
                                               SEPTEMBER 30, 1995             1994         |  AUGUST 25, 1994
                                               -------------------     ------------------- |  ---------------
                                                                         (IN THOUSANDS)    |
                                                                                           |
Current taxes:                                                                             |
  Federal....................................        $ 1,274                 $   742       |      $ 1,869
  State......................................          2,420                     108       |          190
                                                    --------               ---------       |     --------
                                                       3,694                     850       |        2,059
Deferred taxes...............................             --                      --       |           --
Income tax expense attributable to                                                         |
  Reorganization items.......................         42,802                     975       |           --
                                                    --------               ---------       |    --------
Income tax expense...........................        $46,496                 $ 1,825       |      $ 2,059
                                                    ========               =========       |     ========

     For the nine months ended September 30, 1995 and the period from August 26 to September 30, 1994, income tax expense pertains to income from continuing operations as well as certain adjustments necessitated by the effectiveness of the Plan and the resultant fresh start adjustments to the Company's financial statements. The Company's Reorganization and the associated implementation of fresh start reporting gave rise to significant items of expense for financial reporting purposes that are not deductible for income tax purposes. In large measure, it is these nondeductible (for income tax purposes) expenses that result in income tax expense (for financial reporting purposes) significantly greater than taxes computed at the current U.S. corporate statutory rate of 35 percent. Nevertheless, the Company's actual income tax liability (i.e., income taxes payable) is considerably lower than income tax expense shown for financial reporting purposes.

     For the period from January 1 to August 25, 1994, income tax expense pertains solely to income from continuing operations.

5.  SUPPLEMENTAL INFORMATION TO STATEMENTS OF CASH FLOWS

     Cash paid for interest and income taxes during the period January 1, 1994 through August 25, 1994, August 26 through September 30, 1994 and the nine months ended September 30, 1995 was as follows:

                                                      REORGANIZED                 |      PREDECESSOR
                                                        COMPANY                   |        COMPANY
                                       -----------------------------------------  |   ------------------
                                          NINE MONTHS         PERIOD FROM AUGUST  |      PERIOD FROM
                                             ENDED             26 TO SEPTEMBER    |      JANUARY 1 TO
                                       SEPTEMBER 30, 1995          30, 1994       |    AUGUST 25, 1994
                                       ------------------     ------------------  |   ------------------
                                                                                  |
    (IN THOUSANDS)                                                                |
    Interest (net of amounts                                                      |
      capitalized of $2,044 in 1995).       $ 42,734                $2,405        |        $ 29,253
    Income taxes.....................       $     60                $  416        |        $  1,237

                          AMERICA WEST AIRLINES, INC.

     In addition, during the period January 1, 1994 through August 25, 1994, August 26 through September 30, 1994 and the nine months ended September 30, 1995, the Company had the following non-cash financing and investing activities:

                                                      REORGANIZED                 |      PREDECESSOR
                                                        COMPANY                   |        COMPANY
                                       -----------------------------------------  |   ------------------
                                          NINE MONTHS         PERIOD FROM AUGUST  |      PERIOD FROM
                                             ENDED             26 TO SEPTEMBER    |      JANUARY 1 TO
                                       SEPTEMBER 30, 1995          30, 1994       |    AUGUST 25, 1994
                                       ------------------     ------------------  |   ------------------
                                                                                  |
    (IN THOUSANDS)                                                                |
    Equipment acquired through                                                    |
      capital leases.................       $     --                 $ --         |         $  138
    Accrued interest reclassified to                                              |
      long-term debt.................       $     65                 $ --         |         $5,563
    Notes payable issued to seller...       $  5,723                 $ --         |         $   --
    Exchange of debt.................       $ 75,000                 $ --         |         $   --

6.  EXTRAORDINARY ITEM

     During the third quarter of 1995, the Company had an extraordinary loss of $984,000, net of a tax benefit of $984,000, or $0.02 per common share, relating to the prepayment of $48 million of its $123 million 11 1/4% Senior Unsecured Notes due 2001 and the exchange of the remaining $75 million of such notes for $75 million of 10 3/4% Senior Unsecured Notes due 2005.

     The extraordinary gain recorded in the third quarter of 1994 includes $257.7 million from the discharge of indebtedness pursuant to the consummation of the Plan of Reorganization.

7.  COMMITMENTS AND CONTINGENCIES

     (a) Leases

     At September 30, 1995, the Company was obligated to lease five aircraft under a put agreement with deliveries to start no earlier than January 1, 1996 and end by June 30, 1999. Under the agreement, new or used B737-300, B757-200, or new or "like new" A320-200 aircraft may be put to the Company at a rate of no more than two aircraft in 1996 and three aircraft per year, thereafter. In addition, no more than four used aircraft may be put to the Company, and for every new A320 aircraft put to the Company, the Company has the right to reduce deliveries under the AVSA A320 purchase contract on a one-for-one basis. During each January of the put period, the Company will negotiate the type and delivery dates for deliveries during the year beginning in the following January. The negotiation deadline for 1996 deliveries has been postponed until November 30, 1995 by mutual agreement.

     (b) Contingent Legal Obligations

     Certain administrative and priority tax claims are pending against the Company which, if ultimately allowed by the Bankruptcy Court, would represent general obligations of the Company. Such claims include claims of various state and local tax authorities and certain contractual indemnification obligations. Management cannot predict whether or not and to what extent, if any, the pending administrative and priority tax claims will result in liabilities to the Company. Should such liabilities be incurred, future operating results could be adversely affected. However, based on information currently available, management believes that the disposition will not have a material adverse effect on the Company's financial condition.

     (c) Aircraft Acquisitions

     At September 30, 1995, the Company had commitments to AVSA S.A.R.L., an affiliate of Airbus Industrie ("AVSA"), for a total of 24 Airbus A320-200 aircraft, with an aggregate net cost estimated at $1.1 billion. Delivery dates of the aircraft fall in the years 1998 through 2001 with an option exercisable by the

                          AMERICA WEST AIRLINES, INC.

Company to defer the 1998 delivery to 2001. The Company has the option to cancel without cause up to four of these aircraft. In addition, if new A320 aircraft are delivered as a result of the GPA Put Agreement, the Company has the right to cancel on a one-for-one basis, up to a maximum of seven non-consecutive aircraft deliveries under the AVSA agreement, subject to certain conditions. In April 1995, the Company took delivery of two new A320 aircraft under the GPA Put Agreement. If the Company was to exercise its existing rights to cancel six aircraft under the AVSA agreement, the aggregate net cost of commitments under such agreement would be reduced to approximately $825 million.

     The Company has arranged for financing from AVSA for up to one-half of the deliveries under the AVSA agreement, although the Company intends to seek financing on more favorable terms from other sources. Additionally, the Company will require capital from external sources to meet the balance of its financial commitments for aircraft and other equipment orders. The Company intends to seek such financing in the future when and as appropriate. There can be no assurance that the Company will be able to obtain such capital in sufficient amounts or on terms acceptable to the Company. A default by the Company under any such commitment could have a material adverse effect on the Company. In addition, pursuant to the Company's growth plan, the Company expects to expand its fleet, increase frequencies to existing cities and add destinations to its route system. This expansion will require the lease or purchase of additional aircraft. There can be no assurance that the Company will be able to negotiate such leasing or purchase arrangements in sufficient amounts or on terms acceptable to the Company.

8.  REORGANIZATION EXPENSE

     Reorganization expense is comprised of items of income, expense, gain or loss that were realized or incurred by the Company as a result of the Reorganization. Such items consisted of the following at August 25, 1994.

                                                                        PERIOD FROM
                                                                      JANUARY 1, 1994
                               (IN THOUSANDS)                        TO AUGUST 25, 1994
                                                                     ------------------
Professional fees and other expenses...............................       $ 31,959
Adjustment to fair value...........................................        166,829
Provision for settlement of claims.................................         66,626
Reorganization success bonuses.....................................         11,956
Interest income....................................................         (3,711)
                                                                          --------
                                                                          $273,659
                                                                          ========

======================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SECURITYHOLDERS OR ANY UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Available Information.................    2
Prospectus Summary....................    3
Risk Factors..........................    7
Use of Proceeds.......................   10
Price Range of Class B Common Stock
  and Warrants........................   10
Dividend Policy.......................   10
Capitalization........................   11
Selected Financial Data...............   12
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   13
Business..............................   22
Management............................   30
Certain Transactions..................   38
Principal Stockholders................   39
Selling Securityholders...............   42
Description of Capital Stock..........   43
Description of Warrants...............   45
Plan of Distribution..................   46
Legal Matters.........................   48
Experts...............................   48
Index to Financial Statements.........  F-1

======================================================

======================================================

                            AMERICA WEST AIRLINES

                               1,200,000 SHARES
                             CLASS A COMMON STOCK

                              18,698,704 SHARES
                             CLASS B COMMON STOCK

                              5,850,016 CLASS B
                            COMMON STOCK WARRANTS

                           ------------------------
                                  PROSPECTUS
                           ------------------------
                              NOVEMBER 13, 1995

======================================================